As filed with the Securities and Exchange Commission on April 3, 2014

Registration Statement No. 333-194466

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRIVASCULAR TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3841	87-0807313
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3910 Brickway Blvd.

Santa Rosa, CA 95403

(707) 543-8800

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Christopher G. Chavez

Chief Executive Officer

TriVascular Technologies, Inc.

3910 Brickway Blvd.

Santa Rosa, CA 95403

(707) 543-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Julia Vax, Esq. Michael Rosenthall, Esq. Arnold & Porter LLP Three Embarcadero Center, Tenth Floor San Francisco, CA 94111 (415) 471-3100	Kimberley Elting, Esq. General Counsel TriVascular Technologies, Inc. 3910 Brickway Blvd. Santa Rosa, CA 95403 (707) 543-8800	Charles S. Kim, Esq. Andrew S. Williamson, Esq. David G. Peinsipp, Esq. Cooley LLP 101 California Street, Fifth Floor San Francisco, CA 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value per share	7,475,000	$15.00	$112,125,000	$14,442

(1)	Includes an additional 975,000 shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended. Includes the aggregate offering price of the additional shares that the underwriters have the option to purchase.
(3)	The Registrant previously paid $12,880 of this amount in connection with the initial filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We cannot sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.
Subject to completion, dated April 3, 2014
Prospectus
6,500,000 Shares
TRIVASCULAR
TriVascular Technologies, Inc.
COMMON STOCK
This is the initial public offering of shares of common stock of TriVascular Technologies, Inc. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $13.00 and $15.00 per share.
We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “TRIV”.
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.
Per Share
Total
Initial public offering price
$
$
Underwriting discounts and commissions(1)
$
$
Proceeds to TriVascular, before expenses
$
$
(1) See “Underwriting” for a description of the compensation payable to the underwriters.
Certain of our existing stockholders, one of which is affiliated with one of our directors, have indicated an interest in purchasing up to an aggregate of approximately $20.0 million worth of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders. In addition, any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.
We have granted the underwriters an option to purchase up to 975,000 additional shares of common stock, at the public offering price less the underwriting discounts and commissions.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2014.
J.P. Morgan
Credit Suisse
Canaccord Genuity
Stifel
                    , 2014

The TriVascular Ovation PrimeTM system-an FDA-approved low profile endovascular stent graft for the repair of abdominal aortic aneurysms (AAA)-with a sealing technology that conforms to unique patient anatomies.

We have not, and the underwriters have not, authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Investors Outside the United States

Neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Market and Industry Data and Forecasts

Certain market and industry data and forecasts included in this prospectus were obtained from independent market research, industry publications and surveys, governmental agencies and publicly available information. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein. Similarly, independent market research and industry forecasts, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. While we are not aware of any misstatements regarding the market or industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

i

Trademarks

As of January 31, 2014, our trademark portfolio contained 27 trademark registrations, 5 of which were U.S. trademark registrations, as well as several pending U.S. and foreign trademark applications. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the trademark, trade name or service mark owner.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk Factors,” and our consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision.

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “TriVascular” “the company,” “we,” “us” and “our” refer to TriVascular Technologies, Inc. and its consolidated subsidiaries, and references to the “Ovation System” refer to our “Ovation” and “Ovation Prime” systems and their related components. References in this prospectus to “conventional EVAR devices” refer to FDA-approved EVAR devices commercially available in the United States and commonly used for the endovascular treatment of abdominal aortic aneurysms as of the date of this prospectus, other than the Ovation System.

Overview

We are a medical device company developing and commercializing innovative technologies to significantly advance minimally invasive treatment of abdominal aortic aneurysms, or AAA. Our mission is to help physicians improve the lives of patients suffering from aortic disease through excellence in research, product development, manufacturing, sales and service. We developed our technology platform leveraging engineering principles utilized in many industries, including aerospace, aircraft and automotive, and applied these concepts with the goal of designing an optimal solution for AAA therapy to address unmet clinical needs. For example, we leveraged our knowledge of fluid mechanics in developing our sealing technology. The Ovation System, our solution for the treatment of AAA through minimally invasive endovascular aortic repair, or EVAR, is a new stent graft platform, providing an innovative and effective alternative to conventional devices. It is designed to specifically address many of the limitations associated with conventional EVAR devices and expand the pool of patients eligible for EVAR.

We received CE Mark clearance for the Ovation System from the European Commission in August 2010 and approval from the U.S. Food and Drug Administration, or FDA, in October 2012. The Ovation System consists of a main aortic body, injected with a conformable polymer, and typically two iliac limbs. These components allow the device to be customized to a patient’s unique anatomy to effectively treat and seal the aneurysm. Our differentiated platform, by virtue of its low profile, flexible delivery system and novel sealing mechanism, offers physicians and patients eligible for EVAR a new solution to AAA repair, and has the added benefit of being able to treat a broader population of patients.

We believe we have an opportunity to rapidly increase the adoption and use of the Ovation System by further investing in our sales infrastructure, generating additional clinical data and expanding our professional education efforts. As of January 31, 2014, our Ovation System has been used to treat more than 3,000 patients in over 25 countries, both in clinical trials and commercially. We market and sell our products through direct sales organizations in the United States, Germany and the United Kingdom. In other markets, we market and sell our products through distributors. We began selling the Ovation System commercially in the United States in November 2012. For the year ended December 31, 2013, our total revenue was $19.5 million, and our net loss was $50.3 million. Our accumulated deficit as of December 31, 2013 was $238.5 million.

In our Ovation Pivotal Trial for EVAR, we validated the safety and efficacy of the Ovation System through both femoral cut-down access and less invasive percutaneous access, or PEVAR, and received FDA approval for both access techniques. We have available four-year clinical data and comprehensive two-year follow-up data from our Ovation Pivotal Trial, and we intend to continue to invest in clinical studies and registries to demonstrate the patient, physician and cost benefits of our low profile Ovation System. Based on the available data from our Ovation Pivotal trial, we believe the low profile, flexible delivery system and novel sealing mechanism of the Ovation System offers more patients the opportunity to be treated less invasively, more efficiently and potentially more cost effectively through decreased anesthesia, shorter procedural time and hospital stay, and fewer complications, and will provide advantages to many patients, physicians and payors.

Our corporate headquarters and vertically integrated production facilities are located in Santa Rosa, California, and as of December 31, 2013, we had 253 employees. We have an experienced executive leadership team, maintain substantial research and development capabilities and hold an extensive patent portfolio.

The Market—AAA Disease

The global market for AAA stent grafts was estimated to be $1.4 billion in 2012 and is expected to grow to approximately $1.8 billion in 2016. AAA affects as many as 8% of people over the age of 65, according to the Society of Interventional Radiology, though due to the low rate of diagnosis and challenges of available conventional treatment, only a small percentage of potential patients receive treatment for AAA. The Centers for Disease Control reports that AAA ruptures carry a risk of death up to 90%, and it is the third leading cause of sudden death in men over the age of 60. Over the last several years, EVAR has generally become the preferred approach to AAA repair in the United States and many other countries because it is significantly less invasive than open surgical repair. EVAR is reported to be used for approximately 70% of all patients receiving AAA repair in the United States. However, given the technical limitations of conventional EVAR devices and the variability in patient anatomy, no currently available commercial EVAR device can address 100% of AAA patients and, a significant number of patients diagnosed with AAA are ineligible for EVAR with conventional devices. As a result, it is reported that approximately 30% of AAA patients receiving treatment undergo an open surgical procedure. Because of the highly invasive nature of open surgery, some patients not eligible for EVAR are also unable to tolerate, or are unwilling to undergo, open surgical repair and receive no AAA treatment at all.

Limitations of Conventional EVAR Devices

Patient Eligibility

Patient eligibility for treatment with a particular EVAR device is often determined on the basis of the FDA-approved instructions for use, or IFUs. Physicians may offer to perform, and patients may elect to undergo, EVAR procedures using devices outside of IFUs as an alternative to open surgery. Some estimate that more than 30% of EVAR procedures are performed outside the implanted device’s IFU. Clinical data has shown that patients undergoing EVAR procedures outside of device IFUs, known as off-label use, experience higher complication rates and less successful outcomes.

Anatomical Access

•

Difficulty Passing through Small Access Vessels.    The larger profile delivery systems of conventional EVAR devices relative to the size of many patients’ access vessels limit the treatable patient population.

•

Difficulty Passing through Diseased and/or Tortuous Access Vessels.    Conventional EVAR devices are fabric structures with metal support scaffolds extending over most or all of their lengths, which decrease the flexibility of both the device and its delivery catheter. Advancing stiff catheters through diseased or tortuous access vessels may lead to access vessel trauma, increasing complications rates and recovery times.

•

Larger Profile Devices Limit the Practice of Less Invasive Techniques.    The larger profile of conventional EVAR devices can inhibit the ability to perform PEVAR, a less invasive technique, as well as limit the ability to perform PEVAR under regional or local anesthesia.

•

Difficulty Treating Aneurysms with Narrowing in the Distal Aorta.    Another anatomic characteristic of AAA disease that can limit the use of some conventional EVAR devices is extensive narrowing at the lower end of the aneurysm where the aorta splits into the two iliac arteries, known as the distal aorta. Larger and/or stiffer conventional EVAR devices can be difficult to deploy in these narrow distal aortas because the larger catheter and graft components significantly obstruct the already narrow area.

Sealing the Aneurysm

•	Ineffective Seal of Aortic Blood Flow from the Aneurysm. The aortic wall of a AAA patient is rarely disease-free and can be lined with extensive and irregular calcified plaque and blood clots, or thrombus. Conventional EVAR devices, due to their metal and fabric structures, may not be able to adequately conform to the irregular surface of the aortic wall, potentially exposing the patient to continued risk of aneurysm rupture.

•

Inability to Treat Challenging Short Neck Anatomy.    Another anatomic characteristic of AAA disease that limits the use of conventional EVAR devices is the proximity of the aneurysm to the renal arteries, which supply blood to the kidneys. If the aortic neck, the section of the aorta just below the renal arteries and before the aneurysm begins, is too short, conventional devices that require longer areas of contact with the aortic wall can fail to achieve adequate contact and seal.

•

Aortic Neck Dilation over Time.    Conventional EVAR devices typically utilize self-expanding metal stents to push graft fabric against the aortic wall to seal the aneurysm. Research has shown that chronic outward pressure exerted on the aortic neck can lead to long term enlargement of this section of the aorta, a process referred to as aortic neck dilation. This may result in a loss of seal, exposing the patient to continued risk of aneurysm rupture.

As a result of these challenges, there remains a significant unmet clinical need not addressed by conventional EVAR devices.

Our Solution—The Ovation System

We believe our differentiated platform addresses many of the challenges faced in EVAR and also expands the pool of patients eligible for EVAR by virtue of its low profile, flexible delivery system and novel sealing mechanism. While some conventional EVAR devices may claim advantages based on some of their features, no conventional EVAR device contains all of the described advantages of the Ovation System.

Patient Eligibility

Our FDA-approved IFU allows for the on-label treatment of more patients who otherwise may undergo an off-label EVAR procedure or be subject to open surgery, or not receive treatment at all.

Anatomical Access

•

Ability to Pass through Small Access Vessels: Low Profile.    The Ovation System’s novel separation and optimization of fixation and seal minimize the overlap between metal and fabric within the catheter, allowing the device to be loaded in a delivery catheter that is smaller than those of conventional EVAR devices. Its low profile enables treatment of more patients with small access vessels, as well as more diseased vessels. This can potentially decrease the incidence of complications by reducing the need for dilation of access vessels for catheter insertion and improving recovery time.

•

Ability to Pass through Diseased and/or Tortuous Access Vessels: Catheter Flexibility.    The Ovation System has the lowest profile FDA-approved delivery system. Its design characteristics significantly increase flexibility, enabling easier passage through diseased and tortuous access vessels.

•

The Ovation System Enables Minimally Invasive Techniques: Low Profile and Flexibility.    The Ovation System’s low profile and proven safety record offer physicians the opportunity to provide PEVAR with regional or local anesthesia to more patients. Studies have shown that smaller profile delivery devices have fewer access site complications compared to larger profile catheters. As a result, PEVAR with the Ovation System can potentially reduce procedure and recovery time for certain patients.

•

Treatment of Aneurysms with Narrowing in the Distal Aorta: Tri-Modular Design and Low Profile.    The Ovation System has a tri-modular, low profile architecture, with smaller diameter components allowing it to be deployed in patients with distal aortas that may be too narrow for conventional EVAR devices.

Sealing the Aneurysm

•	Ability to Effectively Seal in Highly Diseased Aortas: Polymer-Filled Sealing Rings. The Ovation System’s main aortic body includes sealing rings that inflate when injected with liquid polymer during implantation. These rings conform to the aortic wall as the polymer cures, creating a custom seal and preventing blood flow to the aneurysm. These rings create a watertight seal of the aneurysm, which can be particularly important for patients with highly diseased, thrombus-lined and/or calcified aortic necks. In the one- and two-year follow up to our Ovation Pivotal Trial, no loss of seal was observed.

•

Treatment of Challenging Short Neck Anatomy: Separate Anchoring and Sealing.    The separation and optimization of the fixation and sealing mechanisms of the Ovation System enable the device to seal with a smaller aortic contact area than conventional EVAR devices. This can be particularly important for patients with irregular or short aortic neck anatomies.

•

Avoiding Aortic Neck Dilation: Polymer-Filled Sealing Rings Cast in Place.    The Ovation System’s non-expanding polymer-filled sealing rings do not exert significant chronic, outward pressure at the neck of the aorta. In addition, the sealing rings, after being cast in place during implantation, insulate the aortic neck from the outward force of blood pressure. In the one- and two-year follow up to our Ovation Pivotal Trial, no aortic neck dilation or resulting loss of seal was observed.

Our Strategy

Our mission is to help physicians improve the lives of patients suffering from aortic disease through excellence in research, product development, manufacturing, sales and service. In order to accomplish this mission, we have established and are pursuing several business priorities:

•	Expand patient access to the Ovation System through further investment in our sales infrastructure.

•	Generate additional clinical data to further validate the Ovation System advantage.

•	Increase awareness of the Ovation System through professional education efforts.

•	Leverage our technology platform and culture of innovation to advance and expand our product pipeline.

•	Optimize manufacturing and operations to achieve cost and production efficiencies while maintaining quality as our top priority.

Risks Related to Our Business

Despite the advantages of our solution described above, our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the medical device industry. Any of the factors set forth under the heading “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under the heading “Risk Factors” in deciding whether to invest in our common stock. Some of the principal risks relating to our business and our ability to execute our business strategy include:

•	We have a history of significant losses. If we do not achieve and sustain profitability, our financial condition and stock price could suffer.

•

All of our revenue is generated from a limited number of products, and any decline in the sales of these products or failure to gain market acceptance of these products will negatively impact our business.

•	We only recently began selling our products commercially and our products may never achieve market acceptance.

•	If we are unable to educate physicians on the safe and effective use of our products, we may be unable to achieve our expected growth.

•	If we fail to develop and retain our direct sales force, our business could suffer.

•	We are in a highly competitive market segment, which is subject to technological change. If our competitors are better able to develop and market products that are safer, more effective, less costly,

easier to use or otherwise more attractive than any products we may develop, our business will be adversely impacted.

•	Our success depends on physicians’ increased use of our products in endovascular AAA procedures.

•

We have limited long-term clinical data to support the safety, efficacy and durability of our products, which could be a barrier to further physician adoption of our products, and unforeseen complications could harm our business and reputation.

•	Our international operations, including our reliance on third-party distributors in most countries outside the United States, subject us to certain risks.

•

Our independent registered public accounting firm has expressed a substantial doubt about our ability to continue as a going concern, and we may be required to obtain additional funds in the future, and these funds may not be available on acceptable terms or at all.

•	If we are unable to protect our intellectual property, or operate our business without infringing on the intellectual property rights of third parties, our business will be negatively affected.

•	Our business is subject to extensive governmental regulation that could make it more expensive and time consuming for us to introduce new or improved products.

Preliminary Unaudited First Quarter 2014 Financial Expectations

Set forth below are certain preliminary revenue, cost, expense and net loss expectations for the three months ended March 31, 2014. As we complete our quarter-end financial close process and finalize our first quarter 2014 unaudited consolidated financial statements, we will be required to make significant judgments in a number of areas, including inventory, stock-based compensation, long-lived and intangible assets and the liability for preferred stock warrants. This financial information has been prepared by and is the responsibility of our management. It is possible that we or our independent registered public accounting firm may identify items that require us to make adjustments to the financial information set forth below and those changes could be material. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary financial data or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. We expect to complete our unaudited consolidated financial statements for the quarter ended March 31, 2014 subsequent to the completion of this offering. Accordingly, undue reliance should not be placed on these preliminary estimates. These preliminary estimates are not necessarily indicative of any future period and should be read together with “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We estimate that our total revenue for the three months ended March 31, 2014 will be between approximately $6.8 million and $7.0 million as compared to $2.9 million for the three months ended March 31, 2013. This estimated increase in total revenue is primarily attributable to the growth of our U.S. revenue as we expanded our commercial rollout of the Ovation System in the United States, increasing the size of our U.S. sales force from 16 sales representatives at December 31, 2012 to 56 sales representatives at December 31, 2013.

Our cost of goods sold is expected to increase for the three months ended March 31, 2014, as compared with cost of goods sold of $2.0 million for the three months ended March 31, 2013, primarily due to the significant increase in units sold. Our gross margin for the three months ended March 31, 2014 is expected to increase, as compared to 32.4% for the three months ended March 31, 2013, primarily due to a significant reduction in our per-unit manufacturing costs and higher average selling prices associated with the growth of our U.S. revenue.

Our operating expenses for the three months ended March 31, 2014 are expected to increase significantly, as compared to $10.7 million for the three months ended March 31, 2013. This is primarily due to headcount increases associated with commercial launch of the Ovation System in the United States and related growth of our business, and increased marketing and promotional expenses, as well as accounting and other expenses associated with this offering. We also expect our research and development expenses to increase due to the advancement of our pipeline projects.

We expect interest expense for the three months ended March 31, 2014 to be higher, as compared to interest expense of $1.6 million for the three months ended March 31,2013, primarily as a result of the new term loan facility entered into with Century Medical, Inc. during the first quarter of 2014.

Accordingly, we will incur a net loss for the three months ended March 31, 2014 and our accumulated deficit will increase.

Corporate Information

Our subsidiary, TriVascular, Inc., was originally formed in California in January 1998, was sold to Boston Scientific Corporation in April 2005 and renamed as Boston Scientific Santa Rosa Corporation, or BSSR. In March 2008, we acquired BSSR from Boston Scientific Corporation to continue the development of the EVAR products and re-instated the original “TriVascular” name. In November 2013, we changed our name from TV2 Holding Company to TriVascular Technologies, Inc. Our executive offices are located at 3910 Brickway Blvd., Santa Rosa, CA 95403, and our telephone number is (707) 543-8800. Our corporate website is at www.trivascular.com. The information contained on or that can be accessed through our website is not part of and is not incorporated into this prospectus.

Jumpstart Our Business Startups Act of 2012 (JOBS Act)

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (c) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (d) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

The Offering

Common stock offered	6,500,000 shares

Option to purchase additional shares	975,000 shares

Common stock to be outstanding after this offering	19,329,155 shares, or 20,304,155 shares if the underwriters exercise their option to purchase additional shares in full.

Use of proceeds	We intend to use net proceeds from this offering to repay all of the $3.5 million principal amount, plus accrued interest (approximately $4.6 million assuming a repayment date of April 25, 2014), of our promissory note to Boston Scientific Corporation. We anticipate using the remaining amounts to expand our sales and marketing infrastructure, to fund additional research and development, and for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors	See the section entitled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	“TRIV”

The number of shares of our common stock to be outstanding after this offering is based on 12,829,155 shares of our common stock outstanding as of December 31, 2013 and excludes:

•	1,466,338 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013 at a weighted average exercise price of $6.27 per share;

•

3,250,000 shares of common stock reserved for future grant or issuance under our equity incentive plan and our employee stock purchase plan as of April 1, 2014, including 726,550 shares of common stock issuable upon the exercise of options to purchase common stock with an exercise price equal to the initial public offering price that will be granted effective as of the day that the registration statement for this offering is declared effective; and

•	619,350 shares of common stock issuable upon the exercise of warrants to purchase our common stock outstanding as of December 31, 2013 at a weighted average exercise price of $10.75 per share;

Unless otherwise indicated, all information in this prospectus reflects and assumes:

•	the conversion of all outstanding shares of our convertible preferred stock as of December 31, 2013 into 11,601,860 shares of common stock upon the closing of this offering;

•

the conversion of all outstanding warrants to purchase shares of convertible preferred stock as of December 31, 2013 into warrants to purchase 192,472 shares of common stock upon the closing of this offering;

•	a 1-for-40.57 reverse stock split;

•	no exercise by the underwriters of their option to purchase up to 975,000 additional shares of common stock; and

•	no exercise of outstanding options or warrants after December 31, 2013.

Certain of our existing stockholders, one of which is affiliated with one of our directors, have indicated an interest in purchasing up to an aggregate of approximately $20.0 million worth of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders. In addition, any of these stockholders may determine to purchase more, less or no shares in this offering.

Summary Consolidated Financial and Other Data

The following summary consolidated statements of comprehensive loss data for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2013 have been derived from our audited consolidated financial statements and footnotes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results we expect in the future. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Years ended December 31,
	2012	2013
	(in thousands, except share and per share data)
Consolidated Statements of Comprehensive Loss Data:
Revenue	$5,398	$19,508
Cost of goods sold	8,948	11,708

Gross profit	(3,550)	7,800
Operating expenses:
Sales, general and administrative	18,720	38,401
Research and development	12,156	13,294

Total operating expenses	30,876	51,695

Loss from operations	(34,426)	(43,895)
Other expense and income tax expense	(8,886)	(6,413)

Net loss	$(43,312)	$(50,308)

Net loss per share, basic and diluted(1)	$(101.97)	$(87.42)

Weighted average number of common shares used to compute net loss per share, basic and diluted(1)	424,743	575,482

Pro forma net loss per share, basic and diluted (unaudited)(1)	$(5.89)	$(5.01)

Weighted average number of common shares used to compute pro forma net loss per share, basic and diluted (unaudited)(1)	7,288,307	10,061,881

Other Financial Data:
Adjusted EBITDA(2)	$(32,056)	$(41,576)

	As of December 31, 2013
	Actual	Pro Forma(3)	Pro Forma as Adjusted(4)(5)
		(unaudited)
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$38,108	$38,108	$115,996
Working capital	44,519	44,519	122,407
Total assets	64,700	64,700	141,868
Total liabilities	53,508	52,228	48,453
Convertible preferred stock	239,990	—	—
Total stockholders’ equity (deficit)	(228,798)	12,472	93,415

(1)	See Note 2 to our Consolidated Financial Statements included elsewhere in this prospectus for an explanation of the methods used to calculated basic and diluted net loss per share, unaudited pro forma basic and diluted net loss per share and the weighted average number of shares used in computation of those per share amounts.

(2)	We define EBITDA as net loss plus interest expense, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus stock-based compensation expense, the change in value of our derivative financial instruments and loss on early extinguishment of debt. We present Adjusted EBITDA because we believe it is a useful indicator of our operating performance. Our management uses Adjusted EBITDA principally as a measure of our operating performance and believes that Adjusted EBITDA is useful to our investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. Our management also uses Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections.

Adjusted EBITDA should not be considered in isolation or as a substitute for a measure of our liquidity or operating performance prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and is not indicative of net loss from operations as determined under GAAP. Adjusted EBITDA and other non-GAAP financial measures have limitations that should be considered before using these measures to evaluate our liquidity or financial performance. Adjusted EBITDA does not include certain expenses that may be necessary to review our operating results and liquidity requirements. Our definition and calculation of Adjusted EBITDA may differ from that or other companies.

The following table presents a reconciliation of net loss to EBITDA and Adjusted EBITDA for the periods presented:

	Years ended December 31,
	2012	2013
	(in thousands)
Net loss	$(43,312)	$(50,308)
Interest expense	4,306	6,386
Income tax expense	175	199
Depreciation and amortization	1,487	1,000

EBITDA	(37,344)	(42,723)
Stock-based compensation expense	1,056	1,291
Change in value of derivative financial instruments	1,151	(144)
Loss on early extinguishment of senior notes	3,081	—

Adjusted EBITDA	$(32,056)	$(41,576)

(3)	The pro forma column gives effect to (i) the automatic conversion of all of the outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock and (ii) the automatic conversion of all of the outstanding shares of our convertible preferred stock into an aggregate of 11,601,860 shares of our common stock upon the closing of this offering as if the conversion had taken place on December 31, 2013.

(4)	The pro forma as adjusted column gives effect to the items described in footnote (3) above as well as (i) the issuance of 6,500,000 shares of our common stock at an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the application of approximately $4.5 million of the net proceeds from this offering to repay all of the outstanding principal and accrued interest owed under our promissory note to Boston Scientific Corporation. See “Use of Proceeds.”

(5)	A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and stockholders’ equity by $6.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and stockholders’ equity by $13.0 million, assuming the assumed initial public offering price of $14.00 per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information in this prospectus, including the financial statements and related notes, before you decide to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected, the value of our common stock could decline and you may lose all or part of your investment.

Risks Related to our Business

We have a history of significant losses. If we do not achieve and sustain profitability, our financial condition and stock price could suffer.

We have experienced significant net losses, and we expect to continue to incur losses for the foreseeable future while we establish and grow the sales ramp for our products. We incurred net losses of $43.3 million and $50.3 million for the years ended December 31, 2012 and 2013, respectively. As of December 31, 2013, our accumulated deficit was $238.5 million. Our prior losses, combined with expected future losses, have had and will continue to have, for the foreseeable future, an adverse effect on our stockholders’ deficit and working capital. We have never achieved profitability, and do not anticipate being profitable in the near future. If our revenue grows more slowly than we anticipate, or if our operating expenses are higher than we expect, we may not be able to achieve profitability, our financial condition will suffer and our stock price could decline. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

All of our revenue is generated from a limited number of products, and any decline in the sales of these products or failure to gain market acceptance of these products will negatively impact our business.

We have focused heavily on the development and commercialization of a limited number of products for the treatment of AAA. From inception through December 31, 2013, our total revenue was $30.6 million, and was derived entirely from sales of our Ovation System, and we expect our revenue to be derived entirely from sales of our Ovation System for the foreseeable future. If we are unable to achieve and maintain significantly greater market acceptance of these products and do not achieve sustained positive cash flow, we will be severely constrained in our ability to fund our operations and the development and commercialization of improvements and other product lines. In addition, if we are unable to market our products as a result of a quality problem, failure to maintain or obtain regulatory approvals, unexpected or serious complications or other unforeseen negative effects related to our products or the other factors discussed in these risk factors, we would lose our only source of revenue, and our business will be adversely affected.

We only recently began selling our products commercially and our products may never achieve market acceptance.

We received regulatory approval in the United States in October 2012 and have only recently started hiring and training our sales force and selling our products commercially. We have limited experience engaging in commercial activities and limited established relationships with physicians and hospitals, and we may be unable to successfully expand the commercialization of our products for a number of reasons, including:

•	established competitors’ relationships with customers;

•	limitations in our ability to demonstrate differentiation and advantages of our products compared to competing products and the relative safety, efficacy and ease of use of our products;

•	the limited size of our sales force and the learning curve required to gain experience selling our products;

•	insufficient financial or other resources to support our commercialization efforts necessary to reach profitability; and

•	the introduction and market acceptance of competing products and technologies.

Moreover, physicians and hospitals may not perceive the benefits of our products and may be unwilling to change from the devices they are currently using. Educating these physicians and hospitals on the benefits of our products requires a significant commitment by our marketing team and sales organization. Physicians and hospitals may be slow to change their practices because of perceived risks arising from the use of new products. Physicians may not recommend or prescribe our products until there is more long-term clinical evidence to convince them to alter their existing treatment methods, or until they receive additional recommendations from prominent physicians that our products are effective. In addition, physicians and hospitals may initially be unwilling to use our products except in the most challenging anatomies untreatable by other devices. If our products are only used in the most challenging AAA cases, this could lead to increased rates of complications and a skewed perception of the effectiveness of our products, even if our products perform better in those challenging cases than any competing products would be able to perform. We cannot predict when, if ever, physicians and hospitals may adopt more widespread use of our products. If we are unable to educate physicians and hospitals about the advantages of our Ovation System, do not achieve significantly greater market acceptance of our products, do not gain momentum in our sales activities, or fail to significantly grow our market share, we will not be able to grow our revenue and our business and financial condition will be adversely affected.

If we are unable to educate physicians on the safe and effective use of our products, we may be unable to achieve our expected growth.

An important part of our sales process includes the education of physicians on the safe and effective use of our products. There is a learning process for physicians to become proficient in the use of our products and it typically takes several procedures for a physician to become comfortable using the Ovation System. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use our product, or to recommend it to other physicians. It is critical to the success of our commercialization efforts to educate physicians on the proper use of the Ovation System, and to provide them with adequate product support during clinical procedures. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

If we fail to develop and retain our direct sales force, our business could suffer.

We have a direct sales force in the United States and in certain European countries. We also utilize a network of independent distributors and agents for sales outside of the United States. As we launch new products and increase our current marketing efforts with respect to existing products and expand into new geographies, we will need to retain, grow and develop our direct sales personnel, distributors and agents. We have made, and intend to continue to make, a significant investment in recruiting and training sales representatives. There is significant competition for sales personnel experienced in relevant medical device sales. Once hired, the training process is lengthy because it requires significant education for new sales representatives to achieve the level of clinical competency with our products expected by implanting physicians. Upon completion of the training, our sales representatives typically require lead time in the field to grow their network of accounts and achieve the productivity levels we expect them to reach in any individual territory. If we are unable to attract, motivate, develop and retain a sufficient number of qualified sales personnel, and if our sales representatives do not achieve the productivity levels we expect them to reach, our revenue will not grow at the rate we expect and our financial performance will suffer. Also, to the extent we hire personnel from our competitors, we may have to wait until applicable non-competition provisions have expired before deploying such personnel in restricted territories or incur costs to relocate personnel outside of such territories, and we may be subject to allegations that these new hires have been improperly solicited, or that they have divulged to us proprietary or other confidential information of their former employers.

We are in a highly competitive market segment, which is subject to technological change. If our competitors are better able to develop and market products that are safer, more effective, less costly, easier to use or otherwise more attractive than any products that we may develop, our business will be adversely impacted.

The medical device industry is highly competitive and subject to technological change. Our success depends, in part, upon our ability to maintain a competitive position in the development of technologies and products for use in the treatment of AAA. Any product we develop that achieves regulatory clearance or approval will have to compete for market acceptance and market share. We believe that the primary competitive factors in the AAA stent graft market segment are clinical effectiveness, product safety, reliability and durability, scope of IFU and eligible patient populations, physician experience and comfort with use of a particular EVAR device, ease of use, product support and service, sales force experience and relationships and price. We face significant competition in the United States and internationally, and we expect the intensity of competition will increase over time. For example, our major competitors, Medtronic, Inc., W.L. Gore Inc., Cook Medical Products, Inc. and Endologix, Inc., each have approved EVAR systems in the United States and Europe. In addition to these major competitors, we also have other emerging competitors and smaller companies with active EVAR system development programs, and other competitors may emerge in the future. Many of the companies developing or marketing competing products enjoy several advantages to us, including:

•	greater financial and human resources for product development, sales and marketing;

•	greater name recognition;

•	long established relationships with physicians and hospitals;

•	longer-term clinical trial data due to earlier regulatory approval;

•	the ability to offer rebates or bundle multiple product offerings to offer greater discounts or incentives;

•	more established sales and marketing programs and distribution networks; and

•

greater experience in and resources for conducting research and development, clinical studies, manufacturing, preparing regulatory submissions, obtaining regulatory clearance or approval for products and marketing approved products.

Our competitors may develop and patent processes or products earlier than us, obtain regulatory clearance or approvals for competing products more rapidly than us or develop more effective or less expensive products or technologies that render our technology or products obsolete or less competitive. We also face fierce competition in recruiting and retaining qualified sales, scientific, and management personnel, establishing clinical trial sites and enrolling patients in clinical studies. If our competitors are more successful than us in these matters, our business may be harmed.

Our success depends on physicians’ increased use of our products in endovascular AAA procedures.

Our low profile AAA products utilize a different sealing technology within the patient’s anatomy and have the ability to address a wider range of difficult anatomies than some of our competitors’ products. We face challenges convincing physicians, many of whom have extensive experience with competitors’ products and established relationships with other companies, to appreciate the benefits of the Ovation System and adopt it for treatment of their patients. If our products are unable to gain wider acceptance by physicians or if physicians’ use of our products declines, our revenue will be impacted, and our business would be adversely affected.

Our success depends in part on the growth in the number of AAA patients treated with endovascular devices.

AAA disease is frequently asymptomatic prior to aneurysm rupture, and is often discovered during procedures for unrelated medical conditions, leading to a fairly low diagnosis rate. While there are currently an estimated 1.2 million people in the United States with AAA disease, it is estimated that only 200,000 people are diagnosed annually, and of the diagnosed population, only 70,000 are treated. Our growth will depend in part upon an increasing percentage of patients with AAA being diagnosed, and an increasing percentage of those diagnosed receiving EVAR, as opposed to an open surgical procedure. Studies have shown that AAA screening reduces AAA-related mortality by up to 50%. Initiatives to increase screening for AAA include the Screening Abdominal Aortic Aneurysms Very Efficiently Act, or SAAAVE Act, which was signed into law on February 8, 2006 in the U.S. SAAAVE provides one-time AAA screening for Medicare beneficiaries who have a family history of the disease or other risk factors recommended for screening as specified by the U.S. Department of Health and Human Services, or HHS. Screening is provided as part of the “Welcome to Medicare” physical and such coverage began on January 1, 2007. The failure to diagnose more patients with AAA could negatively impact our revenue growth.

We have limited long-term clinical data to support the safety, efficacy and durability of our products, which could be a barrier to further physician adoption of our products, and unforeseen complications could harm our business and reputation.

Our longest-term available clinical data from our Ovation Pivotal Trial is four years, and we have comprehensive two-year follow-up data for this patient population. Because we currently lack comprehensive clinical data older than two years supporting the safety, efficacy and durability of our products and the benefits they offer, physicians may be slower to adopt or recommend our products, we may not have comparative data that our competitors have, and we may be subject to greater regulatory and product liability risks. Further, future studies or clinical experience may indicate that treatment with our products is not superior to treatment with competitive products or that our products cause unexpected or serious complications or other unforeseen negative effects. Such results could slow the adoption of our products and significantly reduce our sales, which could prevent us from achieving our forecasted sales targets or profitability, and our business and reputation may be harmed.

If clinical studies of our current or future products do not produce results necessary to support regulatory clearance or approval in the United States or elsewhere, we will be unable to commercialize these products.

We are currently conducting clinical trials, including our Ovation Post Approval Study and Ovation PMR Study, and expect to initiate a less Invasive Fast track EVAR, or LIFE, study in 2014. We will likely need to conduct additional clinical studies in the future to support new product approvals, or for the approval for new indications for the use of our products. Clinical testing takes many years, is expensive and carries uncertain outcomes. The initiation and completion of any of these studies may be prevented, delayed, or halted for numerous reasons, including, but not limited to, the following:

•	the FDA, institutional review boards or other regulatory authorities do not approve a clinical study protocol, force us to modify a previously approved protocol, or place a clinical study on hold;

•	patients do not enroll in, or enroll at a lower rate than we expect, or do not complete a clinical study;

•	patients or investigators do not comply with study protocols;

•	patients do not return for post-treatment follow-up at the expected rate;

•

patients experience serious or unexpected adverse side effects for a variety of reasons that may or may not be related to our products such as the advanced stage of co-morbidities that may exist at the time of treatment, causing a clinical study to be put on hold;

•	sites participating in an ongoing clinical study withdraw, requiring us to engage new sites;

•	difficulties or delays associated with establishing additional clinical sites;

•

third-party clinical investigators decline to participate in our clinical studies, do not perform the clinical studies on the anticipated schedule, or are inconsistent with the investigator agreement, clinical study protocol, good clinical practices, and other FDA and Institutional Review Board requirements;

•	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of our clinical studies or manufacturing facilities require us to undertake corrective action or suspend or terminate our clinical studies;

•	changes in federal, state, or foreign governmental statutes, regulations or policies;

•	interim results are inconclusive or unfavorable as to immediate and long-term safety or efficacy;

•	the study design is inadequate to demonstrate safety and efficacy; or

•	not meeting the statistical endpoints.

Clinical failure can occur at any stage of the testing. Our clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or non-clinical testing in addition to those we have planned. Our failure to adequately demonstrate the safety and efficacy of any of our devices would prevent receipt of regulatory clearance or approval and, ultimately, the commercialization of that device or indication for use. Even if our products are approved in the United States and Europe, comparable regulatory authorities of foreign countries must also approve the manufacturing and marketing of our products in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States or Europe, including additional preclinical studies or clinical trials. Any of these occurrences may harm our business, financial condition and prospects significantly.

Our international operations subject us to certain operating risks, which could adversely impact our net sales, results of operations, and financial condition.

Sales of our products outside the United States represented approximately 46% of our revenue in the year ended December 31, 2013. In September 2010 we began selling our products in Europe through our own sales force and through distributors. As of December 31, 2013, we sell our products directly in Germany and the United Kingdom and through 19 distributors located in: Austria, Belgium, Canada, Czech Republic, Dominican Republic, Greece, Hong Kong, Italy, Mexico, Poland, Puerto Rico, Russia, Spain, Sweden, Switzerland, Trinidad and Tobago and Turkey. As of that same date, the sales territories authorized within these various distribution agreements cover a total of 23 countries outside of the United States. The sale and shipment of our products across international borders, as well as the purchase of components from international sources, subjects us to U.S. and foreign governmental trade, import and export, and customs regulations and laws.

Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly impact us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act and anti-boycott laws, as well as export controls laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

In addition, several of the countries in which we sell our products are, to some degree, subject to political, economic or social instability. Our international operations expose us and our distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•	difficulties in enforcing or defending intellectual property rights;

•	pricing pressure that we may experience internationally;

•	a shortage of high-quality sales people and distributors;

•

third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;

•	competitive disadvantage to competition with established business and customer relationships;

•	the imposition of additional U.S. and foreign governmental controls or regulations;

•	economic instability;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	foreign currency exchange rate fluctuations;

•	difficulties in maintaining consistency with our internal guidelines;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	the imposition of costly and lengthy new export licensing requirements;

•

the imposition of U.S. or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with the sanctioned country, company, person or entity; and

•	the imposition of new trade restrictions.

If we experience any of these risks, our sales in international countries may be harmed and our results of operations would suffer.

We rely on a small group of third-party distributors to effectively distribute our products outside the United States.

We depend in part on medical device distributors for the marketing and selling of our products in most geographies outside of the United States. We depend on these distributors’ efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

If third-party payors do not provide adequate coverage and reimbursement for the use of our products, our revenues will be negatively impacted.

Our success in marketing our products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of our products. In the United States, a third-party payor’s decision to provide coverage for our products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payor’s decision to cover our products does not assure that other payors will also provide coverage for the products or provide coverage at an adequate reimbursement rate. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

Our independent registered public accounting firm has expressed in its report on our 2013 audited financial statements a substantial doubt about our ability to continue as a going concern.

We only recently began selling our products commercially and our products may never achieve market acceptance and we have experienced significant losses from operations since our inception. There is a risk that we will be unable to obtain necessary financing to continue our operations on terms acceptable to us or at all. As a result, our independent registered public accounting firm has expressed in its auditors’ report on the consolidated financial statements included as part of this prospectus a substantial doubt regarding our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. If we cannot continue as a going concern, our stockholders may lose their entire investment in the common stock. Future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern.

We may be required to obtain additional funds in the future, and these funds may not be available on acceptable terms or at all.

Our operations have consumed substantial amounts of cash since inception, and we anticipate our expenses will increase as we seek to continue to grow our business and transition to operating as a public company. We may need to seek additional capital in the future. We believe that our growth will depend, in part, on our ability to fund our commercialization efforts and our efforts to develop new technologies for the treatment of AAA and other aortic disorders, and technology complementary to our current products. Our existing resources may not allow us to conduct all of these activities that we believe would be beneficial for our future growth. As a result, we may need to seek funds in the future. If we are unable to raise funds on favorable terms, or at all, we may not be able to support our commercialization efforts or increase our research and development activities and the growth of our business may be negatively impacted. As a result, we may be unable to compete effectively. For the year ended December 31, 2013, our net cash used in operating activities was $46.9 million, compared to $34.0 million for the year ended December 31, 2012, and as of December 31, 2013, we had working capital of $44.5 million, which included $38.1 million in cash and cash equivalents. Our cash requirements in the future may be significantly different from our current estimates and depend on many factors, including:

•	the results of our commercialization efforts for our existing and future products;

•	the need for additional capital to fund future development programs;

•	the costs involved in obtaining and enforcing patents or any litigation by third parties regarding intellectual property;

•	the establishment of high volume manufacturing and increased sales and marketing capabilities; and

•	our success in entering into collaborative relationships with other parties.

To finance these activities, we may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings and collaborative arrangements with corporate partners. We may be unable to raise funds on favorable terms, or at all.

During the recent economic instability, it has been difficult for many companies to obtain financing in the public markets or to obtain debt financing on commercially reasonable terms, if at all. In addition, the sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. If we borrow additional funds or issue debt securities, these securities could have rights superior to holders of our common stock, and could contain covenants that will restrict our operations. We might have to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to our technologies, product candidates, or products that we otherwise would not relinquish. If we do not obtain additional resources, our ability to capitalize on business opportunities will be limited, we may be unable to compete effectively and the growth of our business will be harmed.

We may not be able to generate sufficient cash to service our indebtedness, which currently consists of our term loans with Capital Royalty Partners and Century Medical.

As of December 31, 2013, we owed an aggregate principal and accrued interest amount of $41.2 million to Capital Royalty Partners, pursuant to a term loan agreement. In addition, in January 2014, we entered into a term loan agreement with Century Medical, Inc. and drew down the initial $4.0 million of funding. In March 2014, we drew down the remaining $2.0 million of funding available under the Century Medical agreement. Under the

Capital Royalty agreement, we have the ability to draw up to an additional $10.0 million in the event certain milestones are achieved and provided we are in compliance with the terms of the loan agreement. Our ability to make scheduled payments or to refinance our debt obligations depends on numerous factors, including the amount of our cash balances and our actual and projected financial and operating performance. These amounts and our performance are subject to certain financial and business factors, as well as prevailing economic and competitive conditions, some of which may be beyond our control. We may be unable to maintain a level of cash balances or cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our existing or future indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to take any of these actions, and even if we are, these actions may be insufficient to permit us to meet our scheduled debt service obligations. In addition, in the event of our breach of the term loan agreements with either Capital Royalty Partners or Century Medical, we may not be allowed to draw additional amounts under the agreement, and we may be required to repay any outstanding amounts earlier than anticipated.

Our existing term loan agreement contains restrictive and financial covenants that may limit our operating flexibility.

Our existing term loan agreements with Capital Royalty Partners and Century Medical contain certain restrictive covenants that either limit our ability to, or require a mandatory prepayment in the event we, incur additional indebtedness and liens, merge with other companies or consummate certain changes of control, acquire other companies, engage in new lines of business, make certain investments, pay dividends, transfer or dispose of assets, amend certain material agreements and enter into various specified transactions. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of our lenders or prepay the outstanding amounts under the term loan agreements, which could require us to pay additional prepayment penalties. The Capital Royalty Partners agreement also contains certain financial covenants, including minimum revenue and cash balance requirements, and our obligations under the term loans are secured by all of our property, with certain exceptions. We may not be able to generate sufficient cash flow or sales to meet the financial covenants or pay the principal and interest under the agreements. Furthermore, our future working capital, borrowings or equity financing could be unavailable to repay or refinance the amounts outstanding under the agreements. In the event of a liquidation, Capital Royalty Partners and Century Medical would be repaid all outstanding principal and interest prior to distribution of assets to unsecured creditors and the holders of our common stock would receive a portion of any liquidation proceeds only if all of our creditors, including Capital Royalty Partners and Century Medical, were first repaid in full.

Challenges in the credit environment may adversely affect our business and financial condition.

The global financial markets continue to experience unprecedented levels of volatility. Our ability to enter into or maintain existing financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products, or our customers become insolvent. Any deterioration in our key financial ratios, or non-compliance with financial covenants in our existing term loan agreement with Capital Royalty Partners could also adversely affect our business and financial condition. While these conditions and the current economic instability have not meaningfully impaired our ability to access credit markets or our operations to date, continuing volatility in the global financial markets could increase borrowing costs or affect our ability to access the capital markets. Current or worsening economic conditions may also adversely affect the business of our customers, including their ability to pay for our products. This could result in a decrease in the demand for our products, longer sales cycles, slower adoption of new technologies and increased price competition.

If we fail to properly manage our anticipated growth, our business could suffer.

We have been growing rapidly in recent periods and have a relatively short history of operating as a commercial company. For example, we recently significantly expanded our U.S. sales force from 16 sales representatives at December 31, 2012 to 56 sales representatives at December 31, 2013, following the receipt of regulatory approval in the United States. We intend to continue to grow and may experience periods of rapid growth and expansion, which could place a significant additional strain on our limited personnel, information technology systems and other resources. In particular, the hiring of our direct sales force in the United States requires significant management, financial and other supporting resources. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.

To achieve our revenue goals, we must successfully increase production output to meet expected customer demand. In the future, we may experience difficulties with production yields and quality control, component supply, and shortages of qualified personnel, among other problems. These problems could result in delays in product availability and increases in expenses. Any such delay or increased expense could adversely affect our ability to generate revenues.

Future growth will also impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. In addition, rapid and significant growth will place a strain on our administrative and operational infrastructure.

In order to manage our operations and growth we will need to continue to improve our operational and management controls, reporting and information technology systems and financial internal control procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our operating results and business could suffer.

If we are unable to protect our intellectual property, our business will be negatively affected.

The market for medical devices is subject to frequent litigation regarding patent and other intellectual property rights. It is possible that our patents or licenses may not withstand challenges made by others or protect our rights adequately.

Our success depends in large part on our ability to secure effective patent protection for our products and processes in the United States and internationally. We have filed and intend to continue to file patent applications for various aspects of our technology. However, we face the risks that:

•	we may fail to secure necessary patents prior to or after obtaining regulatory clearances, thereby permitting competitors to market competing products; and

•	our already-granted patents may be re-examined, invalidated or not extended.

We also own trade secrets and confidential information that we try to protect by entering into confidentiality agreements with our employees and other parties. However, the confidentiality agreements may not be honored or, if breached, we may not have sufficient remedies to protect our confidential information. Further, our competitors may independently learn our trade secrets or develop similar or superior technologies. To the extent that our consultants, key employees or others apply technological information to our projects that they develop independently or others develop, disputes may arise regarding the ownership of proprietary rights to such information, and such disputes may not be resolved in our favor. If we are unable to protect our intellectual property adequately, our business and commercial prospects will suffer.

The medical device industry, including the EVAR space, is characterized by extensive patent litigation, and we could become subject to litigation that could be costly, result in the diversion of management’s attention, require us to pay significant damages or royalty payments or prevent us from marketing and selling our existing or future products.

Our success depends in part on not infringing the patents or violating the other proprietary rights of others. Significant litigation regarding patent rights occurs in the medical industry, including among companies focused on EVAR. It is possible that U.S. and foreign patents and pending patent applications controlled by third parties may be alleged to cover our Ovation System. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We have received in the past, and may receive in the future, particularly as a public company, communications from patent holders, including non-practicing entities, alleging infringement of patents or other intellectual property rights or misappropriation of trade secrets, or offering licenses to such intellectual property. At any given time, we may be involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. For example, we are currently involved in a patent dispute with an individual alleging that our products infringe a patent he owns. We are defending this case vigorously and believe the allegations to be without merit.

The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technologies involved and the uncertainty of litigation significantly increase the risks related to any patent litigation. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling, making, or using products that use the disputed intellectual property;

•

obtain a license from the intellectual property owner to continue selling, making, licensing, or using products, which license may require substantial royalty payments and may not be available on reasonable terms, or at all;

•	incur significant legal expenses;

•	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;

•	pay the attorney fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing; or

•	redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive and/or infeasible.

If any of the foregoing occurs, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products, all of which could have a material adverse effect on our business, results of operations and financial condition. Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. Further, as the number of participants in the EVAR industry grows, the possibility of intellectual property infringement claims against us increases.

In addition, we may indemnify our customers and international distributors with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or distributors or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

We may face product liability claims that could result in costly litigation and significant liabilities.

Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

Our ability to maintain our competitive position depends on our ability to attract and retain highly qualified personnel.

We believe that our continued success depends to a significant extent upon the efforts and abilities of our key executives. All of our executive officers and other employees are at-will employees, and therefore may terminate employment with us at any time with no advance notice.

The replacement of any of our key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of our business objectives and would harm our business.

Our future success also depends on our ability to continue to attract and retain our executive officers and other key employees. Many of our employees have become or will soon become vested in a substantial amount of stock or number of stock options. Our employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly below the market price of our common stock. Further, our employees’ ability to exercise those options and sell their stock in a public market after the closing of this offering may result in a higher than normal turnover rate. We do not carry any “key person” insurance policies.

Our manufacturing operations, research and development activities, and corporate headquarters, are currently based at a single location that may subject us to a variety of risks.

We currently conduct all of our manufacturing, development and management activities at a single location in Santa Rosa, California, near known earthquake fault zones. Our finished goods inventory is split between our Santa Rosa location and our third-party European distribution center in Belgium. We have taken precautions to safeguard our facilities, including insurance, health and safety protocols, and off-site storage of computer data. However, vandalism, terrorism or a natural or other disaster such as an earthquake or fire could cause substantial delays in our operations, damage or destroy our equipment or inventory, and cause us to incur additional expenses. An earthquake in particular could seriously harm our business and results of operations. The insurance coverage we maintain may not be adequate to cover our losses in any particular case.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply problems and price fluctuations, which could harm our business.

We rely on a number of suppliers who manufacture certain components of our products. We do not have long-term supply agreements with most of our suppliers, and, in many cases, we make our purchases on a purchase order basis. Our suppliers may encounter problems during manufacturing for a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these third-party suppliers also subjects us to other risks that could harm our business, including:

•	we are not a major customer of many of our suppliers, and these suppliers may therefore give other customers’ needs higher priority than ours;

•	we may not be able to obtain an adequate supply in a timely manner or on commercially reasonable terms;

•	our suppliers, especially new suppliers, may make errors in manufacturing that could negatively affect the efficacy or safety of our Ovation System or cause delays in shipment;

•	we may have difficulty locating and qualifying alternative suppliers;

•	switching components or suppliers may require product redesign and possibly submission to FDA;

•	the occurrence of a fire, natural disaster or other catastrophe, impacting one or more of our suppliers, may affect their ability to deliver products to us in a timely manner; and

•	our suppliers may encounter financial hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

We may not be able to quickly establish additional or alternative suppliers in part because of the FDA approval process. Any interruption or delay in obtaining products from our third-party suppliers, or our inability to obtain products from qualified alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to switch to competing products.

Our ability to achieve profitability will depend, in part, on our ability to reduce the per unit manufacturing cost of the Ovation System.

Currently, the gross profit generated from the sale of our Ovation System is not sufficient to cover our operating expenses. To achieve profitability, we need to, among other things, reduce the per unit manufacturing cost of our Ovation System. This cannot be achieved without improving manufacturing efficiency and increasing our manufacturing volume to leverage manufacturing overhead costs. If we are unable to improve manufacturing efficiency and reduce manufacturing overhead costs per unit, our ability to achieve profitability will be severely constrained. Any increase in manufacturing volumes is dependent upon a corresponding increase in sales. The occurrence of one or more factors that negatively impact the manufacturing or sales of our Ovation System or delay the introduction of our next generation product or reduce our manufacturing efficiency may prevent us from achieving our desired decrease in manufacturing costs, which would prevent us from attaining profitability.

We are subject to credit risk from our accounts receivable related to our product sales, which include sales within European countries that have recently experienced economic turmoil.

We have receivable balances from customers in Europe of approximately $2.4 million as of December 31, 2013. Our accounts receivable in the United States are primarily due from for-profit and not-for-profit private hospitals. Our accounts receivable outside of the United States are primarily due from third-party distributors, and to a lesser extent, public government-owned and private hospitals. Our historical write-offs of accounts receivable have not been significant.

We monitor the financial performance and credit worthiness of our customers so that we can properly assess and respond to changes in their credit profile. Our third-party distributors operate in certain countries such as Greece, Italy, Spain and Turkey where economic conditions continue to present challenges to their businesses, and thus, could place in risk the amounts due to us from them. These distributors are owed certain amounts from public hospitals that are funded by their governments. Adverse financial conditions in these countries may continue, thus negatively affecting the length of time that it will take us to collect associated accounts receivable, or impact the likelihood of ultimate collection.

Our operating results may vary significantly from quarter to quarter, which may negatively impact our stock price in the future.

Our quarterly revenues and results of operations may fluctuate due to, among others, the following reasons:

•	physician and hospital acceptance of our products;

•	the timing, expense and results of research and development activities, preclinical studies and clinical trials, and obtaining future regulatory approvals;

•	fluctuations in our expenses associated with expanding our operations and operating as a public company;

•	the introduction of new products and technologies by our competitors;

•	sales representatives productivity;

•	supplier, manufacturing or quality problems with our products;

•	the timing of stocking orders from our distributors;

•	changes in our pricing policies or in the pricing policies of our competitors or suppliers; and

•	changes in third-party payors’ reimbursement policies.

Because of these and possibly other factors, it is likely that in some future period our operating results will not meet investor expectations or those of public market analysts.

Any unanticipated change in revenues or operating results is likely to cause our stock price to fluctuate since such changes reflect new information available to investors and analysts. New information may cause investors and analysts to revalue our business, which could cause a decline in the trading price of our stock.

The seasonality of our business creates variance in our quarterly revenue, which makes it difficult to compare or forecast our financial results.

Our revenue fluctuates on a seasonal basis, which affects the comparability of our results between periods. For example, we have historically experienced lower sales in the summer months and around the holidays, primarily due to the buying patterns and implant volumes of our distributors and hospitals. These seasonal variations are difficult to predict accurately and at times may be entirely unpredictable, which introduce additional risk into our business as we rely upon forecasts of customer demand to build inventory in advance of anticipated sales. In addition, we believe our limited history commercializing our products has, in part, made our seasonal patterns more difficult to discern, making it more difficult to predict future seasonal patterns.

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

A significant portion of our business is located outside the United States and, as a result, we generate revenue and incur expenses denominated in currencies other than the U.S. dollar, a majority of which is denominated in Euros. In 2012 and 2013, approximately 79% and 31%, respectively, of our total revenue was denominated in foreign currencies. As a result, changes in the exchange rates between such foreign currencies and the U.S. dollar could materially impact our reported results of operations and distort period to period comparisons. Fluctuations in foreign currency exchange rates also impact the reporting of our receivables and payables in non-U.S. currencies. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our common stock could be adversely affected.

In the future, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations.

Failure to protect our information technology infrastructure against cyber-based attacks, network security breaches, service interruptions, or data corruption could significantly disrupt our operations and adversely affect our business and operating results.

We rely on information technology and telephone networks and systems, including the Internet, to process and transmit sensitive electronic information and to manage or support a variety of business processes and activities, including sales, billing, customer service, procurement and supply chain, manufacturing, and distribution. We use enterprise information technology systems to record, process, and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal, and tax requirements. Our information technology systems, some of which are managed by third-parties, may be susceptible to damage, disruptions or shutdowns due to computer viruses, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, user errors or catastrophic events. We are not aware of any breaches of our information technology infrastructure. Despite the precautionary measures we have taken to prevent breakdowns in our information technology and telephone systems, if our systems suffer severe damage, disruption or shutdown and we are unable to effectively resolve the issues in a timely manner, our business and operating results may suffer.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations; in addition, we may be unable to use a substantial part of our net operating losses if we don’t attain profitability in an amount necessary to offset such losses.

As of December 31, 2013, we had federal net operating loss, or NOL, carryforwards of approximately $209.6 million. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, the Internal

Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this public offering, our ability to utilize NOLs could be further limited by Section 382. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382. Furthermore, we may be unable to use a substantial part of our NOLs if we do not attain profitability in an amount sufficient to offset such losses.

The industry- and market-related estimates included in this prospectus are based on various assumptions and may prove to be inaccurate.

Industry- and market-related estimates included in this prospectus, including, without limitation, estimates related to our market size and industry data, are subject to uncertainty and are based on assumptions which may not prove to be accurate. This may have negative consequences, such as us overestimating our potential market opportunity. For more information, see the subsection entitled “Market and Industry Data and Forecasts.”

Risks Related to Regulation of our Industry

Our future success depends on our ability to develop, receive regulatory clearance or approval for, and introduce new products or product enhancements that will be accepted by the market in a timely manner.

It is important to our business that we continue to build a pipeline of product offerings for treatment of AAA in order to remain competitive. As such, our success will depend in part on our ability to develop and introduce new products. However, we may not be able to successfully develop and obtain regulatory clearance or approval for product enhancements, or new products, or these products may not be accepted by physicians or the payors who financially support many of the procedures performed with our products.

The success of any new product offering or enhancement to an existing product will depend on several factors, including our ability to:

•	identify and anticipate physician and patient needs properly;

•	develop and introduce new products or product enhancements in a timely manner;

•	avoid infringing upon the intellectual property rights of third parties;

•	demonstrate, if required, the safety and efficacy of new products with data from preclinical studies and clinical studies;

•	obtain the necessary regulatory clearances or approvals for new products or product enhancements;

•	comply fully with FDA regulations on marketing of new devices or modified products;

•	provide adequate training to potential users of our products; and

•	receive adequate coverage and reimbursement for procedures performed with our products.

If we do not develop new products or product enhancements in time to meet market demand or if there is insufficient demand for these products or enhancements, or if our competitors introduce new products with enhanced functionalities that are superior to ours, our results of operations will suffer.

Our business is subject to extensive governmental regulation that could make it more expensive and time consuming for us to introduce new or improved products.

Our products must comply with regulatory requirements imposed by the FDA in the United States, and similar agencies in foreign jurisdictions. These requirements involve lengthy and detailed laboratory and clinical testing procedures, sampling activities, an extensive agency review process, and other costly and time-consuming procedures. It often takes several years to satisfy these requirements, depending on the complexity and novelty of the product. We also are subject to numerous additional licensing and regulatory requirements relating to safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. Some of the most important requirements we face include:

•	FDA Regulations (Title 21 CFR);

•	European Union CE mark requirements;

•	Medical Device Quality Management System Requirements (ISO 13485:2003);

•	Occupational Safety and Health Administration requirements; and

•	California Department of Health Services requirements.

Government regulation may impede our ability to conduct clinical studies and to manufacture our existing and future products. Government regulation also could delay our marketing of new products for a considerable period of time and impose costly procedures on our activities. The FDA and other regulatory agencies may not approve any of our future products on a timely basis, if at all. Any delay in obtaining, or failure to obtain, such approvals could negatively impact our marketing of any future products and reduce our product revenues.

Our products remain subject to strict regulatory controls on manufacturing, marketing and use. We may be forced to modify or recall a product after release in response to regulatory action or unanticipated difficulties encountered in general use. Any such action could have a material effect on the reputation of our products and on our business and financial position.

Further, regulations may change, and any additional regulation could limit or restrict our ability to use any of our technologies, which could harm our business. We could also be subject to new international, federal, state or local regulations that could affect our research and development programs and harm our business in unforeseen ways. If this happens, we may have to incur significant costs to comply with such laws and regulations, which will harm our results of operations.

The misuse or off-label use of our products may harm our image in the marketplace; result in injuries that lead to product liability suits, which could be costly to our business; or result in costly investigations and FDA sanctions if we are deemed to have engaged in such promotion.

The products we currently market have been approved by the FDA for specific treatments and anatomies. We train our marketing and sales force to not promote our products for uses outside of the FDA-approved indications for use, known as “off-label uses”. We cannot, however, prevent a physician from using our products off-label, when in the physician’s independent professional medical judgment he or she deems appropriate. There may be increased risk of injury to patients if physicians attempt to use our products off-label. Furthermore, the use of our products for indications other than those approved by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

Physicians may also misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our products are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend, and result in sizable damage awards against us that may not be covered by insurance. In addition, if the FDA determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, and the curtailment of our operations. Any of these events could significantly harm our business and results of operations and cause our stock price to decline.

Further, the advertising and promotion of our products is subject to EEA Member States laws implementing Directive 93/42/EEC concerning Medical Devices, or the EU Medical Devices Directive, Directive 2006/114/EC

concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. In addition, voluntary EU and national Codes of Conduct provide guidelines on the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Our products may in the future be subject to product, notifications, recalls, or voluntary market withdrawals that could harm our reputation, business and financial results.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture that could affect patient safety. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious adverse health consequences or death. Manufacturers may, under their own initiative, conduct a product notification or recall to inform physicians of changes to instructions for use, or IFU, or if a deficiency in a device is found or suspected. For example, during the first quarter 2014, pending the European availability of our updated Ovation IFU, we notified European physicians with scheduled cases of an update concerning an optional procedural step. This update was previously approved by FDA and incorporated in the U.S. IFU during the fourth quarter 2013. We informed FDA of the above-described European physician communication, which FDA formally classified as a recall. Further, in 2012, we conducted a voluntary recall relating to certain lots of our non-implantable fill polymer kit. A government-mandated recall or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other issues. Recalls, which include certain notifications and corrections as well as removals, of any of our products could divert managerial and financial resources and could have an adverse effect on our financial condition, harm our reputation with customers, and reduce our ability to achieve expected revenues.

We are required to comply with medical device reporting, or MDR, requirements and must report certain malfunctions, deaths, and serious injuries associated with our products, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA MDR regulations, medical device manufacturers are required to submit information to the FDA when they receive a report or become aware that a device has or may have caused or contributed to a death or serious injury or has or may have a malfunction that would likely cause or contribute to death or serious injury if the malfunction were to recur. All manufacturers placing medical devices on the market in the European Economic Area are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the regulatory agency, or Competent Authority, in whose jurisdiction the incident occurred.

Malfunction of our products could result in future voluntary corrective actions, such as recalls, including corrections, or customer notifications, or agency action, such as inspection or enforcement actions. If malfunctions do occur, we may be unable to correct the malfunctions adequately or prevent further malfunctions, in which case we may need to cease manufacture and distribution of the affected products, initiate voluntary recalls, and redesign the products. Regulatory authorities may also take actions against us, such as ordering recalls, imposing fines, or seizing the affected products. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

We may be subject to federal, state and foreign healthcare laws and regulations, and a finding of failure to comply with such laws and regulations could have a material adverse effect on our business.

Our operations are, and will continue to be, directly and indirectly affected by various federal, state or foreign healthcare laws, including, but not limited to, those described below. In particular, we are subject to the federal Anti-Kickback Statute, which prohibits any person or entity from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, in cash or in kind, in return for or to induce the referring, ordering, leasing, purchasing or arranging for or recommending the referring, ordering, purchasing or leasing of any good, facility, item or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as the Medicare and Medicaid programs.

We are also subject to the federal HIPAA statute, which, among other things, created federal criminal laws that prohibit knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any health care benefit program or making any materially false, fictitious or fraudulent statements relating to health care matters.

We are also subject to the federal “sunshine” law, which requires us to track and report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to “payments or other transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals and to report annually to CMS ownership and investment interests held by physicians, as defined above, and their immediate family members in our company so long as it is privately held.

In addition, we are subject to the federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, persons or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim to, or the knowing use of false records or statements to obtain payment from, or approval by, the federal government. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers”, may share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim.

Many states have also adopted laws similar to each of the above federal laws, such as anti-kickback and false claims laws which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers, as well as laws that restrict our marketing activities with physicians, and require us to report consulting and other payments to physicians. Some states mandate implementation of compliance programs to ensure compliance with these laws. We also are subject to foreign fraud and abuse laws, which vary by country.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us now or in the future, we may be subject to penalties, including civil and criminal penalties, damages, fines, disgorgement, exclusion from governmental health care programs, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results.

Healthcare policy changes, including recent federal legislation to reform the U.S. healthcare system, may have a material adverse effect on us.

In March 2010, President Obama signed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or PPACA. The PPACA includes, among other things, a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions, effective January 1, 2013. This excise tax will result in a significant increase in the tax burden on our industry, and if any efforts we undertake to offset the excise tax are unsuccessful, the increased tax burden could have an adverse affect on our results of operations and cash flows. Other elements of the PPACA, including comparative effectiveness research, an independent payment advisory board, payment system reforms including shared savings pilots and other provisions, may significantly affect the payment for, and the availability of, healthcare services and result in fundamental changes to federal healthcare reimbursement programs, any of which may materially affect numerous aspects of our business.

Risks Related to our Common Stock and this Offering

Our stock price is likely to be volatile, which may result in losses to our stockholders.

The trading price of our common stock is likely to be volatile and could fluctuate widely regardless of our operating performance. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price, if at all.

The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially in response to, among other things, the risk factors described in this prospectus and other factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the estimates we provide to the public or the expectations of market analysts;

•	conditions and trends in our industry and the markets we serve;

•	announcements of significant new products by us or our competitors;

•	changes in our pricing policies or the pricing policies of our competitors;

•	changes in recommendations by securities analysts that elect to follow our common stock;

•	legislation or regulatory policies, practices, or actions;

•	the commencement or outcome of litigation;

•	the sale of our common stock or other securities in the future by us or our stockholders, including upon expiration of market standoff or contractual lock-up agreements;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	recruitment or departure of key personnel;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic conditions.

In addition, the market prices of the stock of new issuers and of companies with smaller market capitalizations like us have been volatile and from time to time have experienced significant share price and trading volume changes unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

A large number of additional shares may be sold into the public market in the near future, which may cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock. Based upon the number of shares outstanding as of December 31, 2013, immediately after the closing of this offering, we will have 19,329,155 shares of common stock outstanding, assuming no exercise of our outstanding options and warrants. This includes the 6,500,000 shares we are selling in this offering, which may be resold in the public market immediately, except for any shares held or purchased in this offering by our affiliates, as defined in Rule 144 under the Securities Act. The remaining 12,829,155, shares of common stock outstanding after this offering, based on shares outstanding as of December 31, 2013, will be restricted as a result of applicable securities laws, lock-up or market standoff agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus. However, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements with the underwriters prior to expiration of the lock-up period. As restrictions on resale expire, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. For a more detailed description, see “Shares Eligible for Future Sale.”

The holders of 11,911,560 shares of common stock and holders of warrants to purchase 415,959 shares of common stock have the right to require us to register under the Securities Act any shares in our company pursuant to a stockholders agreement between such holders and us. If such holders, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our common stock. If we file a registration statement for the purpose of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired.

We intend to file a registration statement under the Securities Act to register approximately 4,768,100 shares for issuance under our equity incentive and employee stock purchase plans. Each of our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan provides for annual automatic increases in the shares reserved for issuance under the plan without stockholder approval, which would result in additional dilution to our stockholders. Once we register these shares, they can be freely sold in the public market upon issuance and vesting, subject to any applicable lock-up period or other restrictions provided under the terms of the applicable plan and/or the option agreements entered into with option holders.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors and executive officers and stockholders holding more than 5% of our capital stock and their affiliates will beneficially own, in the aggregate, approximately 57.9% of our outstanding common stock. Certain of our existing stockholders, one of which is affiliated with one of our directors, have indicated an interest in purchasing up to an aggregate of approximately $20.0 million worth of shares of our common stock in this offering at the initial public offering price. The previously discussed ownership percentage upon the completion of this offering does not reflect the potential purchase of any shares in this offering by such stockholders. As a result, if these stockholders were to choose to act together, they would be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see “Principal Stockholders.”

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

No public market for our common stock currently exists, and we cannot be certain that an active trading market for our common stock will develop or be sustained following this offering. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or products by using our shares as consideration.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could reduce our stock price and prevent our stockholders from replacing or removing our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

•

authorize the issuance of preferred stock with powers, preferences and rights that may be senior to our common stock, which can be created and issued by the board of directors without prior stockholder approval;

•	provide for the adoption of a staggered board of directors whereby the board is divided into three classes each of which has a different three-year term;

•	provide that the number of directors shall be fixed by the board;

•	prohibit our stockholders from filling board vacancies;

•

provide for the removal of a director only for cause and then by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors, except as required by law;

•	prohibit stockholders from calling special stockholder meetings, except as required by law;

•	prohibit stockholders from acting by written consent without holding a meeting of stockholders;

•	require certain stockholder litigation proceeding to be brought in Delaware;

•	require the vote of at least 66 2/3% of the outstanding shares to approve amendments to the anti-takeover provisions of our certificate of incorporation or bylaws;

•	prohibit cumulative voting, except as required by law, in the election of directors, which limits the ability of minority stockholders to elect director candidates; and

•	require advance written notice and additional disclosure for stockholder proposals and director nominations.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our issuance of preferred stock could adversely affect holders of our common stock.

Our board is authorized to issue up to 5,000,000 shares of preferred stock without any action on the part of our stockholders. Our board also has the power, without stockholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, except that shares of preferred stock may not have more than one vote per share, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock that is convertible into our common stock at greater than a one-to-one ratio, the voting and other rights of the holders of our common stock or the market price of our common stock could be adversely affected.

If securities or industry analysts do not publish research or reports about our business, or if they issue a negative opinion regarding our stock, the price of our stock and trading volume could decline.

The trading market for our common stock will be influenced by the research reports and opinions that securities or industry analysts publish about our business. We do not currently have and may never obtain research coverage by these analysts. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If no analysts commence coverage of us or if one or more analysts cease to cover us or fail to publish reports in a regular manner, we could lose visibility in the financial markets, which could cause a significant and prolonged decline in our stock price due to lack of investor awareness.

In the event that we do not obtain analyst coverage, or if one or more of the analysts downgrade our stock or comment negatively about our prospects or the prospects of other companies operating in our industry, our stock price could decline significantly. There is no guarantee that the equity research organizations affiliated with the underwriters of this offering will elect to initiate or sustain research coverage of us, nor whether such research, if initiated, will be positive towards our stock price or our business prospects.

We have broad discretion as to the use of proceeds from this offering and may not use the proceeds effectively.

Our management will retain broad discretion as to the allocation of the proceeds and may spend these proceeds in ways in which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case, we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

New stockholders will incur substantial and immediate dilution as a result of this offering.

The initial public offering price is substantially higher than the book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur substantial and immediate dilution. At the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, purchasers in this offering will experience immediate and substantial dilution of approximately $9.66 per share, representing the difference between our historical net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, we have issued options to acquire common stock at prices significantly below the public offering price. To the extent such options are ultimately exercised, there will be further dilution to investors in this offering.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud; and in that case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; and in that case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock. Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. During the course of preparing for this offering, we determined that material adjustments to the earnings per share amounts were necessary, which required us to restate the financial statements for the year ended December 31, 2012. This led us to conclude that we had a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We plan to remediate this material weakness primarily by implementing additional review procedures within the finance department and, if appropriate, engaging external accounting experts with the appropriate knowledge to supplement our internal resources in our computation and review processes. These planned actions are subject to ongoing management review and the oversight of the audit committee of our board of directors. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weakness in our internal control over financial reporting or to avoid potential future material weaknesses. Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports or help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could prevent us from filing our periodic reports on a timely basis which could result in the loss of investor confidence in the reliability of our financial statements, harm our business and negatively impact the trading price of our common stock.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Global Market and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We do not intend to pay dividends on our common stock.

We have never paid dividends on our common stock and we currently intend to retain any future earnings and do not expect to pay any cash dividends on our common stock in the foreseeable future. We are not legally or contractually required to pay dividends and our current term loan agreements with Capital Royalty Partners and Century Medical contain restrictions on our ability to pay dividends. The declaration and payment of all future dividends, if any, will be at the sole discretion our board of directors, which retains the right to change our dividend policy at any time, and may be limited by our debt arrangements in place from time to time. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of federal securities laws. Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. Many of these statements appear, in particular, under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements can often be identified by the use of terminology such as “subject to,” “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy.

All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but we may not realize our expectations, and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements. The following uncertainties and factors, among others (including those set forth under the section entitled “Risk Factors”), could affect future performance and cause actual results to differ materially from those matters expressed in or implied by forward-looking statements:

•	our ability to successfully commercialize our products;

•	market acceptance of our endovascular aortic repair systems;

•	competition in our industry;

•	additional capital and credit availability;

•	our ability to manufacture our endovascular systems to meet demand;

•	the level and availability of third party payor reimbursement for our products;

•	our ability to effectively manage our anticipated growth;

•	our ability to protect our intellectual property rights and proprietary technologies;

•	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

•	our ability to develop new or complementary technologies;

•	the regulatory requirements applicable to us and our competitors;

•	our ability to attract and retain qualified personnel;

•	any product liability claims;

•	general economic and worldwide business conditions; and

•	our use of the net proceeds of this offering.

Consequently, forward-looking statements should be regarded solely as our current plans, estimates and beliefs. We cannot guarantee future results, events, levels of activity, performance or achievements. We do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

See the section entitled “Risk Factors” for a more complete discussion of the risks and uncertainties mentioned above and for a discussion of other risks and uncertainties. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $82.4 million, or $95.1 million if the underwriters fully exercise their option to purchase additional shares, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our expected net proceeds from this offering by approximately $6.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase the net proceeds to us from this offering by approximately $13.0 million, assuming the assumed initial public offering price of $14.00 per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock, obtain additional capital, facilitate our future access to the public equity markets, increase awareness of our company and improve our competitive position.

We currently anticipate that we will use approximately $3.5 million principal amount plus approximately $1.1 million in accrued interest (assuming a repayment date of April 25, 2014) of the net proceeds from the offering to repay all principal amount and accrued interest owed under our promissory note to Boston Scientific Corporation. The promissory note carries an interest rate of 5.25% per annum and matures on March 28, 2018. Beyond repayment of the promissory note to Boston Scientific Corporation, we do not expect to use the proceeds of this offering to repay any outstanding debt. We anticipate using the remaining amounts to expand our sales and marketing infrastructure, to fund additional research and development, and for working capital and other general corporate purposes, however, as of the date of this prospectus, we have not specifically allocated amounts of the net proceeds among such purposes.

Our expected use of the net proceeds from this offering is based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of proceeds will vary depending on numerous factors, including the factors described under the heading “Risk Factors”. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in high-quality, short-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We currently intend to retain any future earnings to finance the growth and development of our business, and we do not anticipate that we will declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors, subject to applicable laws, and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any existing indebtedness and other factors our board of directors deems relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends. In addition, the terms of our term loan agreements restrict our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2013:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the automatic conversion of all of the outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock and (ii) the automatic conversion of all of the outstanding shares of our convertible preferred stock into an aggregate of 11,601,860 shares of our common stock upon the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to (i) the issuance of 6,500,000 shares of our common stock at an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the application of approximately $4.5 million of the net proceeds from this offering to repay all of the outstanding principal and accrued interest owed under our promissory note to Boston Scientific Corporation.

You should read this table in conjunction with the sections entitled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2013
	(in thousands, except share and per share data)
	Actual	Pro Forma	Pro Forma as Adjusted(2)
		(unaudited)
Long-term debt(1)	$44,288	$44,288	$40,513
Convertible preferred stock warrant liability	1,280	—	—
Convertible preferred stock:
Series A convertible preferred stock, $0.01 par value, 2,495,403 shares authorized(3), 2,495,403 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	64,885	—	—
Series B convertible preferred stock, $0.01 par value, 1,173,203 shares authorized(3), 1,173,203 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	30,388	—	—
Series C convertible preferred stock, $0.01 par value, 1,611,226 shares authorized(3), 1,595,257 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	44,849	—	—
Series D convertible preferred stock, $0.01 par value, 3,983,901 shares authorized(3), 3,807,340 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	59,978	—	—
Series E convertible preferred stock, $0.01 par value, 2,538,821 shares authorized(3), 2,530,657 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	39,890	—	—

Total convertible preferred stock	239,990	—	—

	As of December 31, 2013
	(in thousands, except share and per share data)
	Actual	Pro Forma	Pro Forma as Adjusted(2)
		(unaudited)

Stockholders’ equity (deficit):
Common stock, $0.01 par value; 623,000,000 shares authorized, actual; 100,000,000 shares authorized, pro forma and pro forma as adjusted; 580,458 shares issued and outstanding, actual; 12,182,318 shares issued and outstanding, pro forma; 18,682,318 shares issued and outstanding, pro forma as adjusted	6	122	187
Undesignated preferred stock, $0.01 par value per share; no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, actual, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	9,551	250,705	332,350
Accumulated other comprehensive income	166	166	166
Accumulated deficit	(238,521)	(238,521)	(239,288)

Total stockholders’ equity (deficit)	(228,798)	12,472	93,415

Total capitalization	$56,760	$56,760	$133,928

(1)	Long-term debt includes the $41.2 million Capital Royalty notes payable and $3.5 million principal amount note plus accrued interest payable to Boston Scientific Corporation. See Note 9 to our consolidated financial statements.

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $6.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $13.0 million, assuming the assumed initial public offering price of $14.00 per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

(3)	Authorized amounts for Series A, B, C, D and E convertible preferred stock are reflected to give effect to the amendment and restatement of the Certificate of Incorporation filed on October 31, 2013.

If the underwriters’ option to purchase additional shares is exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization as of December 31, 2013 would be $128.7 million, $345.0 million, $106.1 million and $146.6 million, respectively.

The table above does not include:

•	1,466,338 shares of common stock issuable upon the exercise of options to purchase our common stock outstanding as of December 31, 2013 at a weighted average exercise price of $6.27 per share;

•	619,350 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2013 at a weighted average exercise price of $10.75 per share; and

•

3,250,000 shares of common stock reserved for future grant or issuance under our equity incentive plan and our employee stock purchase plan as of April 1, 2014, including 726,550 shares of common stock issuable upon the exercise of options to purchase common stock with an exercise price equal to the initial public offering price that will be granted effective as of the day that the registration statement for this offering is declared effective.

DILUTION

Our historical net tangible book value as of December 31, 2013 was $(238.2) million, or $(194.12) per share of our common stock. Historical net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding. Our pro forma net tangible book value (deficit) as of December 31, 2013 was approximately $3.0 million, or $0.23 per share of common stock. Pro forma tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of common stock outstanding as of December 31, 2013 after giving effect to (i) the automatic conversion of all of the outstanding shares of our convertible preferred stock into an aggregate of 11,601,860 shares of our common stock upon the completion of this offering and (ii) the reclassification to stockholders’ deficit of our outstanding convertible preferred stock warrants that will take place in connection with the automatic conversion of all of the outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock. Pro forma, as adjusted net tangible book value per share gives further effect to the issuance of 6,500,000 shares of our common stock at an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Our pro forma, as adjusted net tangible book value as of December 31, 2013 would have been $84.0 million, or $4.34 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $4.11 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $9.66 per share to investors purchasing common stock in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$14.00
Historical net tangible book value per share as of December 31, 2013	$(194.12)
Increase attributable to the conversion of outstanding convertible preferred stock	194.35

Pro forma net tangible book value per share as of December 31, 2013	0.23
Increase per share attributable to new investors	4.11

Pro forma, as adjusted net tangible book value per share after this offering		4.34

Dilution per share to investors in this offering		$9.66

A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease our pro forma net tangible book value by approximately $6.0 million, our pro forma net tangible book value per share after this offering by approximately $0.31 and dilution per share to new investors by approximately $0.69, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share after this offering would be $4.76 per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $9.24 per share.

The following table summarizes on an as adjusted basis as of December 31, 2013, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors, assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration(1)		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	12,829,155	66.4%	$243.6	72.8%	$18.99
New investors	6,500,000	33.6	91.0	27.2%	$14.00

Total	19,329,155	100%	$334.6	100%

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $6.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $14.0 million, assuming the assumed initial public offering price of $14.00 per share remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 63.2% and our new investors would own 36.8% of the total number of shares of our common stock outstanding after our initial public offering.

The foregoing discussion and tables assume no exercise of any stock options or warrants outstanding as of December 31, 2013. To the extent that these options and warrants are exercised, new investors will experience further dilution. As of December 31, 2013, options to purchase 1,466,338 shares of common stock were outstanding at a weighted average exercise price of $6.27 per share and warrants to purchase 619,350 shares of common stock were outstanding at a weighted average exercise price of $10.75 per share. Assuming all of our outstanding options and warrants are exercised, new investors will own approximately 33.4% of our outstanding shares while contributing approximately 28.7% of the total amount paid to fund our company.

Certain of our existing stockholders, one of which is affiliated with one of our directors, have indicated an interest in purchasing up to an aggregate of approximately $20.0 million worth of shares of our common stock in this offering at the initial public offering price. The foregoing discussion does not reflect the potential purchase of any shares in this offering by existing stockholders.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of future results. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Years ended December 31,
	2012	2013
	(in thousands, except share and per share data)
Consolidated Statements of Comprehensive Loss Data:
Revenue	$5,398	$19,508
Cost of goods sold	8,948	11,708

Gross profit	(3,550)	7,800
Operating expenses:
Sales, general and administrative	18,720	38,401
Research and development	12,156	13,294

Total operating expenses	30,876	51,695

Loss from operations	(34,426)	(43,895)
Other expense and income tax expense	(8,886)	(6,413)

Net loss	$(43,312)	$(50,308)

Net loss per share, basic and diluted(1)	$(101.97)	$(87.42)

Weighted average number of common shares used to compute net loss per share, basic and diluted(1)	424,743	575,482

Pro forma net loss per share, basic and diluted (unaudited)(1)	$(5.89)	$(5.01)

Weighted average number of common shares used to compute pro forma net loss per share, basic and diluted (unaudited)(1)	7,288,307	10,061,881

Other Financial Data:
Adjusted EBITDA(2)	$(32,056)	$(41,576)

	Years Ended December 31,
	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$45,393	$38,108
Working capital	51,978	44,519
Total assets	68,994	64,700
Total liabilities	48,718	53,508
Convertible preferred stock	200,100	239,990
Total stockholders’ deficit	(179,824)	(228,798)

(1)	See Note 2 to our Consolidated Financial Statements included elsewhere in this prospectus for an explanation of the methods used to calculated basic and diluted net loss per share, unaudited pro forma basic and diluted net loss per share and the weighted average number of shares used in computation of those per share amounts.

(2)	See footnote (2) to the table in the section of this prospectus entitled “Prospectus Summary—Summary Consolidated Financial and Other Data” for a definition of Adjusted EBITDA and reconciliation to net loss.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our selected consolidated financial data and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a medical device company developing and commercializing innovative technologies to significantly advance minimally invasive treatment of abdominal aortic aneurysms, or AAA. Our mission is to help physicians improve the lives of patients suffering from aortic disease through excellence in research, product development, manufacturing, sales and service. We developed our technology platform leveraging engineering principles utilized in many industries, including aerospace, aircraft and automotive, and applied these concepts with the goal of designing an optimal solution for AAA therapy to address unmet clinical needs. For example, we leveraged our knowledge of fluid mechanics in developing our sealing technology. The Ovation System, our solution for the treatment of AAA through minimally invasive endovascular aortic repair, or EVAR, is a new stent graft platform. It is designed to specifically address many of the limitations associated with conventional EVAR devices and expand the pool of patients eligible for EVAR by virtue of its low profile, flexible delivery system and novel sealing mechanism. The Ovation System consists of a main aortic body, injected with a conformable polymer, and typically two iliac limbs. These components allow the device to be customized to a patient’s unique anatomy to effectively seal the aneurysm.

Our subsidiary, TriVascular, Inc., was originally formed in California in January 1998, was sold to Boston Scientific Corporation in April 2005 and renamed as Boston Scientific Santa Rosa Corporation, or BSSR. In March 2008, we acquired BSSR from Boston Scientific Corporation to continue the development of the EVAR products and re-instated the original “TriVascular” name.

We received CE Mark clearance in August 2010 and began commercial sales of our Ovation System in Europe in September 2010. We received FDA approval of the Ovation System in October 2012 and began selling our Ovation System in the United States in November 2012. Since our first-in-man implants in November 2009, our Ovation System has been implanted in more than 3,000 patients in over 25 countries, both in clinical trials as well as commercially.

We market and sell our products to physicians and hospitals through a direct sales organization in the United States, Germany and the United Kingdom. In other markets outside of the United States, we market and sell our products through distributors. For the year ended December 31, 2013, our revenue was $19.5 million and approximately 54% of our revenue was attributable to sales of our Ovation System in the United States. For the year ended December 31, 2013, our net loss was $50.3 million.

We manufacture and package all of the components of our implantable products at our headquarters in Santa Rosa, California. We also engage third-party contractors and suppliers to perform sterilization and accessory component assembly.

Since our inception, we have financed our operations primarily through private equity financings and, to a lesser extent, debt financings. Our accumulated deficit as of December 31, 2013 was $238.5 million. We intend to continue to make significant investments in our U.S. sales infrastructure, as well as to establish additional distributor relationships outside of the United States, in order to drive further adoption of our Ovation System. We also intend to continue to make significant investments in research and development of new products and on programs to educate physicians who treat AAA disease about the benefits of our products. We also expect to incur significant additional expenditures as a public company. As a result of these and other factors, we expect to continue to incur net losses for the next several years and may need to raise additional capital through equity and debt financings in order to fund our operations. Our operating results may fluctuate on a quarterly or annual basis in the future and our growth or operating results may not be consistent with predictions made by securities analysts. If we are unable to achieve our revenue growth objectives, we may not be able to achieve profitability.

Important Factors Affecting our Results of Operations

We believe there are several important factors that have impacted and that we expect to continue to impact our results of operations.

Our Ability to Recruit and Train our Sales Representatives and their Productivity

We only recently began building our sales organization in the United States and have made, and intend to continue to make, a significant investment in recruiting and training our sales representatives. This process is lengthy because it requires significant education and training for our sales representatives to achieve the level of clinical competency with our products that is expected by implanting physicians. Upon completion of the training, our sales representatives typically require lead time in the field to grow their network of accounts and achieve the productivity levels we expect them to reach. Successfully recruiting and training a sufficient number of productive sales representatives is required to achieve growth at the rate we expect.

Physician Awareness and Acceptance of our Ovation System

We continue to invest in programs to educate physicians who treat AAA disease about the advantages of our Ovation System. This requires significant commitment by our marketing team and sales organization, and can vary depending upon the physician’s practice specialization, personal preferences and geographic location. We are competing with well-established companies in our industry that have strong existing relationships with many of these physicians. Educating physicians about the advantages of our Ovation System, and influencing these physicians to use our Ovation System to treat AAA disease, is required to grow our revenue.

Access to Hospital Facilities

In order for physicians to use our Ovation System, most hospital facilities where these physicians treat patients typically require us to enter into purchasing contracts with them. This process can be lengthy and time-consuming and require extensive negotiations and management time. In some cases, contract bidding processes are only open at certain periods of time and we may not be successful in bidding. In many hospitals, we are not able to sell our products unless and until a purchasing contract has been executed.

Leveraging our Manufacturing Capacity

With our current operating model and infrastructure, we have the capacity to significantly increase our manufacturing production. We intend to use our design, engineering and manufacturing capabilities to increase manufacturing efficiency and to continue to develop new products with lower manufacturing costs. In addition, if we grow our revenue and sell more units, our fixed manufacturing costs will be spread over more units, which we believe will further reduce our manufacturing costs on a per-unit basis. Improving our gross margin, which is dependent upon further increasing our manufacturing efficiency and growing our U.S. revenue, among other factors, is critical to our ability to reach profitability.

Investment in Research and Clinical Trials

We are continuously investing in research and development of new products and product enhancements to improve outcomes and enhance the physician experience with our products, while reducing the invasiveness of AAA therapy and expanding the pool of patients eligible for EVAR. We believe that these efforts will continue to drive adoption of our Ovation platform and further validate the advantages of our innovative technology. While research and development and clinical testing are time consuming and costly, we believe that clinical data demonstrating efficacy, safety and cost effectiveness is critical to increasing the adoption of our Ovation System.

For additional information about the risks and uncertainties associated with our business, see the section entitled “Risk Factors.”

Components of Results of Operations

Revenue

Our Ovation System consists of an aortic body preloaded into a catheter, at least two iliac limbs preloaded into catheters, a fill polymer kit and an autoinjector. In some cases, extra iliac limbs or iliac extensions may be required. Most of our sales are on a per-component basis; however, a small minority of our direct customers have total system pricing.

We derive revenue from sales of our Ovation System and related components and accessories to two types of customers: hospitals and distributors. We recognize revenue from sales to hospitals when we are notified that the product has been used or implanted and we have received a valid purchase order. Product sales to hospitals are billed to and paid by the hospitals as part of their normal payment processes, with payment received by us in the form of an electronic transfer, check or credit card. We recognize revenue from our distributors at the time the product is shipped to the distributor. Product sales to distributors are billed to and paid by the distributors as part of their normal payment processes, with payment received by us in the form of an electronic transfer. Our average sales prices are significantly higher in the United States than they are internationally. Our revenue from international sales can also be significantly impacted by fluctuations in foreign currency exchange rates.

We expect our revenue to increase as we expand our sales and marketing infrastructure and increase awareness of our products. We also expect our revenue to fluctuate from quarter to quarter due to a variety of factors, including seasonality and the impact of the buying patterns and implant volumes of our distributors and hospitals. We have historically experienced lower sales in the summer months and around the holidays.

Cost of Goods Sold, Gross Profit and Gross Margin

We manufacture the Ovation System at our manufacturing facility in Santa Rosa, California. Cost of goods sold includes the cost of raw materials, labor costs, manufacturing overhead expenses, reserves for expected scrap and inventory obsolescence as well as distribution-related expenses. Due to our relatively low production volumes compared to our current potential manufacturing capacity, a significant portion of our cost of goods sold consists of manufacturing overhead expenses. These expenses include the cost of quality assurance, material procurement, inventory control, facilities, equipment and operations supervision and management. Cost of goods sold also includes depreciation expense for production equipment, changes to our excess and obsolete inventory reserves, and certain direct costs such as shipping costs, net of costs charged to customers.

We calculate gross margin as revenue less cost of goods sold divided by revenue. Our gross margin has been and will continue to be affected by a variety of factors, primarily by our manufacturing costs and, to a lesser extent, the percentage of products we sell in the United States versus internationally and the percentage of products we sell to distributors versus directly to hospitals. Our gross margin is significantly higher on products we sell in the United States, as compared to products we sell internationally, due to significantly higher average selling prices in the United States. Our gross margin is typically higher on products we sell directly to hospitals as compared to products we sell through distributors.

We expect our gross margin to increase significantly over the long term because we expect to increase our manufacturing efficiency and, as our production volume increases, we will spread our fixed manufacturing costs over a larger number of units, thereby significantly reducing our per-unit manufacturing costs. However, our gross margin may fluctuate from period to period depending on the interplay of all of these factors.

Sales, General and Administrative

Sales, general and administrative, or SG&A, expenses primarily consist of compensation, including salary, employee benefits and stock-based compensation expenses for our sales and marketing personnel, and for administrative personnel that support our general operations such as information technology, executive management, financial accounting, customer service, and human resources personnel. SG&A expenses also includes cost attributable to marketing our products to our customers and prospective customers, patent and legal fees, financial audit fees, insurance costs, recruiting fees, fees for other consulting services, and allocated facilities-related expenses. We expect to incur additional SG&A expenses in connection with our becoming a public company, which may increase further when we are no longer able to rely on the “emerging growth company” exemption we are afforded under the JOBS Act.

We expect our SG&A expenses to continue to increase in absolute dollars for the foreseeable future as our business grows and we continue to invest in our sales, marketing, clinical education, training and general administration resources to build our direct sales, distribution and administrative infrastructure in the United States. However, we expect our SG&A expenses to decrease as a percentage of our revenue over the long term, although our SG&A expenses may fluctuate from period to period due to the seasonality of our revenue and the timing and extent of our SG&A expenses.

Research and Development

Our research and development, or R&D, activities primarily consist of engineering and research programs associated with our products under development, as well as R&D activities associated with our core technologies. Our R&D expenses primarily consist of compensation, including salary, employee benefits and stock-based compensation expenses for our R&D and clinical personnel. We also incur significant expenses for supplies, development prototypes, design and testing, clinical study costs and product regulatory expenses. We expect our R&D expenses to increase as we initiate and advance our development projects and conduct additional clinical studies.

We expect our R&D expenses to continue to increase in absolute dollars for the foreseeable future as we continue to advance our products under development, as well as initiate and prepare for additional clinical studies. However, we expect our R&D expenses to decrease as a percentage of our revenue over the long term, although our R&D expenses may fluctuate from period to period due to the seasonality of our revenue and the timing and extent of our R&D expenses.

Loss on Extinguishment of Senior Notes

Loss on extinguishment of senior notes consists of the loss recognized in connection with the final payment of our notes with Pinnacle Ventures, which included all unamortized debt discounts and the previously unrecognized portion of the final payment.

Interest Expense

Our interest expense primarily consists of interest expense and amortization of debt discount associated with our term loan agreement with Capital Royalty Partners. At December 31, 2013, there was $40.0 million outstanding principal under the term loan, which accrued interest at a rate of 14.0% per annum. Additionally, we have a note payable to Boston Scientific Corporation, which accrues interest at a rate of 5.25% per annum.

Interest Income and Other Income (Expense), Net and Income Tax Expense

Interest income and other income (expense), net primarily consists of changes in the fair value of our outstanding convertible preferred stock warrants. We will continue to record adjustments to the fair value of these warrants until they are exercised or expire or we complete an initial public offering, at which time the fair value of these warrants will no longer be remeasured at each balance sheet date. We recognize interest and, if applicable, penalties related to income tax matters in income tax expenses.

Results of Operations

	Years ended December 31,
	2012	2013

	(in thousands, except share and per share data and percentages)
Revenue	$5,398	$19,508
Cost of goods sold	8,948	11,708

Gross profit	(3,550)	7,800
Gross margin	(65.8)%	40%

Operating expenses:
Sales, general and administrative	18,720	38,401
Research and development	12,156	13,294

Total operating expenses	30,876	51,695

Loss from operations	(34,426)	(43,895)
Loss on extinguishment of senior notes	(3,081)	—
Interest expense	(4,306)	(6,386)
Interest income and other income (expense), net and income tax expense	(1,499)	(27)

Net loss	$(43,312)	$(50,308)

Comparison of Years Ended December 31, 2013 and 2012

Revenue.    We commenced selling our products in Europe in September 2010 and in the U.S. in November 2012. Revenue for the years ended December 31, 2013 and 2012 was $19.5 million and $5.4 million, respectively, an increase of 261%. For the years ended December 31, 2013 and December 31, 2012, international revenue was $8.9 million and $5.2 million, respectively, and represented 46% and 96%, respectively, of revenue in the respective periods. Our international revenue growth of $3.7 million for the year ended December 31, 2013 was driven primarily by deeper penetration in geographies in which we were already selling our products, which accounted for approximately 85% of the increase. Of that 85%, more than two-thirds of the increase resulted from deeper penetration of our top three geographies. For the year ended December 31, 2013, distributor revenue represented 32% of our revenue, compared to 54% during the year ended December 31, 2012. Our U.S. revenue has grown significantly throughout 2013 as we increased the size of our U.S. sales force from 16 sales representatives at December 31, 2012 to 56 sales representatives at December 31, 2013.

Cost of Goods Sold, Gross Profit and Gross Margin.    Our cost of goods sold for the year ended December 31, 2013 was $11.7 million, resulting in a gross profit of $7.8 million, compared to $8.9 million in cost of goods sold in the year ended December 31, 2012, resulting in a negative gross profit of $3.6 million. Our gross margin for the year ended December 31, 2013 was 40%, compared to a negative 66% for the year ended December 31, 2012. The increase in gross margin was primarily due to a significant reduction in our per-unit manufacturing costs resulting from the absorption of fixed manufacturing costs over substantially more units.

Sales, General and Administrative Expenses.    Our SG&A expenses for the year ended December 31, 2013 were $38.4 million, compared to $18.7 million for the year ended December 31, 2012, an increase of 105%. At December 31, 2013, our SG&A headcount totaled 125 employees, compared to 72 employees at December 31, 2012. The increase in SG&A expenses was primarily associated with our initiation of Ovation System sales in the U.S. in November 2012 and the continued expansion of our U.S. commercial operations for the year ended December 31, 2013. Employee-related expenses for our SG&A functions increased by $18 million for the year ended December 31, 2013 compared to the same period in 2012. SG&A expenses also increased by $0.3 million associated with marketing and promotional expenses and tradeshows and $0.3 million due to accounting fees.

Research and Development Expenses.    Our R&D expenses for the year ended December 31, 2013 were $13.3 million, compared to $12.2 million for the year ended December 31, 2012, an increase of 9%. The increase in R&D expenses in the year ended December 31, 2013 consisted primarily of salary expenses.

Interest Expense.    Our interest expense for the year ended December 31, 2013 was $6.4 million, compared to $4.3 million for the year ended December 31, 2012. The increase in interest expense was attributable to the term loan agreement we executed with Capital Royalty Partners in October 2012, under which we can draw up to $50 million, subject to certain conditions, at a rate of 14% per annum, payable on a quarterly basis. In October 2012, we drew $40 million under the term loan agreement. Interest expense for the year ended December 31, 2012 related to notes payable to Pinnacle Ventures at a rate of 11% and our note payable to Boston Scientific Corporation at a rate of 5.25%. We used proceeds from the Capital Royalty Partners term loan to repay all amounts outstanding under the Pinnacle Ventures notes in October 2012.

Interest Income and Other Income (Expense), Net.    Interest income and other income (expense), net for the year ended December 31, 2013 was less than $0.1 million, compared to negative $1.5 million in the year ended December 31, 2012. The decrease was attributable to the change in fair value of warrant liabilities.

Quarterly Results of Operations Data

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the four quarters in the year ended December 31, 2013. We have prepared the quarterly data on a consistent basis with the audited consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. This information should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2013 included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of our operations for a full year or any future period.

	Quarter Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(unaudited)
	(in thousands)
Revenue	$2,942	$4,826	$5,505	$6,235
Cost of goods sold	1,988	3,158	3,590	2,972

Gross profit	954	1,668	1,915	3,263
Gross margin	32.4%	34.6%	34.8%	52.3%
Operating expenses:
Sales, general and administrative	7,505	9,695	9,857	11,344
Research and development	3,169	3,145	3,279	3,701

Total operating expenses	10,674	12,840	13,136	15,045

Loss from operations	(9,720)	(11,172)	(11,221)	(11,782)
Interest expense	(1,555)	(1,586)	(1,614)	(1,631)
Interest income and other income (expense), net and income tax expense	(8)	(75)	132	(76)

Net loss	$(11,283)	$(12,833)	$(12,703)	$(13,489)

Sequential revenue growth over the course of the four quarters in the year ended December 31, 2013 was primarily due to the commercial rollout of the Ovation System in the United States. After we received FDA approval in October 2012, we began hiring and training our direct U.S. sales force, expanding it from 16 sales representatives at December 31, 2012 to 56 sales representatives at December 31, 2013; and we began introducing more physicians to our product.

Cost of goods sold has increased due to increased production throughout 2013. Gross margin increased as a result of and higher selling prices associated with our growing U.S. revenues and the absorption of our fixed costs and overhead expenses over more units, resulting in reduced overall unit costs. In the fourth quarter of 2013, our gross margin increased as we began selling through inventories built at higher manufacturing quantities.

The sequential growth in SG&A expenses over the course of the four quarters in the year ended December 31, 2013 was primarily due to our expansion of our U.S. sales force. SG&A expenses in the fourth quarter of 2013 were incrementally higher due to the timing of marketing tradeshow and conference activity and increased spending associated with our preparation for our initial public offering.

Research and development expenses increased in the fourth quarter of 2013 primarily due to the advancement of our pipeline projects, including preparation of regulatory submissions and clinical trials.

Interest expense increased sequentially over the course of the four quarters in the year ended December 31, 2013 due to interest compounding on the paid in-kind, or PIK, notes portion of our term loan agreement with Capital Royalty Partners.

Liquidity and Capital Resources

Since our inception, we have generated significant losses and expect to continue to generate losses for the foreseeable future. Our independent registered public accounting firm has expressed in its auditors’ report on our consolidated financial statements included as part of this prospectus a “going concern” opinion, meaning that we have suffered recurring losses from operations and negative cash flows from operations that raise substantial doubt regarding our ability to continue as a going concern. At December 31, 2013, we had $38.1 million in cash and cash equivalents. In January 2014, we entered into a term loan agreement with Century Medical Inc., as described in more detail below, for an aggregate amount of $6 million, $4 million of which we drew down in January 2014 and the remaining $2 million of which we drew down in March 2014. We believe that our available cash, together with the proceeds from this offering and cash available for additional drawdown of $10 million under our term loan agreement with Capital Royalty will be sufficient to satisfy our liquidity requirements for at least the next 18 months. We have utilized, and may continue to utilize, debt arrangements with debt providers and financial institutions to finance our operations. Factors such as interest rates and available cash will impact our decision to continue to utilize debt arrangements as a source of cash.

Historically, our sources of cash have primarily included private placements of equity securities and debt arrangements, and, to a much lesser extent, cash generated from operations, primarily from the collection of accounts receivable resulting from sales. Our historical cash outflows have primarily been associated with cash used for operating activities such as expansion of our sales and marketing infrastructure, investing in inventory, R&D activities and other working capital needs.

The following table shows a summary of our cash flows for the years ended December 31, 2012 and 2013:

	Years ended December 31,
	2012	2013
	(in thousands)
Cash and cash equivalents at beginning of period	$3,241	$45,393
Net cash used in operating activities	(33,957)	(46,916)
Net cash provided by (used in) investing activities	851	(208)
Net cash provided by financing activities	75,267	39,831
Effect of exchange rate on cash	(9)	8

Cash and cash equivalents at end of period	$45,393	38,108

Operating activities.     The increase in net cash used in operating activities during the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily related to our commencement of sales of our Ovation System in the U.S. in November 2012, with continued expansion throughout 2013. Our employee headcount, employee-related expenses and working capital needs, including accounts receivable, increased significantly as a result of our initiation of U.S. commercial operations.

Investing activities.    Net cash provided by investing activities in 2012 and 2013 was primarily related to our sale of investment securities used to fund our operating activities. Net cash used in investing activities for the year ended December 31, 2013 was primarily related to the purchase of capital equipment.

Financing activities.    Net cash provided by financing activities for the periods presented related primarily to the issuance of convertible notes payable, Series D convertible preferred stock and Series E convertible preferred stock at various dates between June 2012 and November 2013, as well as the execution and drawdown of cash under our term loan agreement with Capital Royalty in 2012.

Our liquidity position and capital requirements are subject to a number of factors. For example, our cash inflow and outflow may be impacted by the following:

•	our ability to generate revenues;

•	fluctuations in gross margins and net losses; and

•	fluctuations in working capital.

Our primary short-term capital needs, which are subject to change, include expenditures related to:

•	support of our commercialization efforts related to our current and future products;

•	improvements in our manufacturing capacity and efficiency;

•	new research and product development efforts; and

•	payment of interest due under our term loan agreement with Capital Royalty.

Although we believe the foregoing items reflect our most likely uses of cash in the short term, we cannot predict with certainty all of our particular short-term cash uses or the timing or amount of cash used. If cash generated from operations is insufficient to satisfy our working capital and capital expenditure requirements, we may be required to sell additional equity or debt securities or obtain additional credit facilities. This capital may not be available on satisfactory terms, if at all. Furthermore, any additional equity financing may be dilutive to our stockholders, and debt financing, if available, may include restrictive covenants. For a discussion of other factors that may impact our future liquidity and capital funding requirements, see “Risk Factors.”

Indebtedness

Capital Royalty Partners Term Loan

In October 2012, we executed a term loan agreement with Capital Royalty Partners II L.P. and Parallel Investment Opportunities Partners II L.P. (together, Capital Royalty), providing us access to up to $50 million under the arrangement, of which $40 million was available in October 2012, and an additional amount up to $10 million is available upon our achievement of a revenue-based milestone, if achieved prior to April 30, 2014. In October 2012, we drew $40 million under the agreement. These proceeds were used to repay all amounts outstanding under our $20 million loan from Pinnacle Ventures L.L.C. As of December 31, 2013, we did not have the ability to draw the additional amount.

The loan accrues interest at an annual rate of 14%. Interest-only payments are due quarterly at March 31, June 30, September 30 and December 31 of each year until March 31, 2016. Thereafter, in addition to interest accrued during the period, quarterly payments must also include an amount equal to the outstanding principal divided by the remaining number of quarters prior to the maturity of the loan, which is September 30, 2017. If we achieve the revenue milestone, the interest-only payment period would be extended to September 30, 2016, and thereafter, in addition to interest accrued during the period, the quarterly payments must also include an amount equal to the outstanding principal divided by the remaining number of quarters prior to the end of the term of the loan and the maturity of the loan would be extended to September 30, 2018. While interest on the loan is accrued at 14% per annum, we may elect to make interest-only payments at 11.5% per annum. If we make such an election, the unpaid interest is added to the principal of the loan and is subject to accruing interest. We have elected to utilize this loan feature and have added $1.2 million to the principal of the loan as of December 31, 2013. The agreement provides for prepayment fees of 5% of the outstanding balance of the loan if the loan is repaid prior to September 30, 2013. The prepayment fee is reduced 1% per year for each subsequent year until maturity. The loan is collateralized by all of our assets. Additionally, the terms of the term loan agreement contain various affirmative and negative covenants and customary events of default, including if a material adverse change occurs with respect to our business, operations or financial condition. Among the covenants, we must attain minimum trailing 12-month revenues of $20 million by April 30, 2014, $45 million by April 30, 2015, $70 million by April 30, 2016 and $95 million thereafter.

At December 31, 2012 and December 31, 2013, we were in compliance with all of the covenants. We expect to meet the minimum trailing 12-month revenue covenant of $20 million by April 30, 2014. In the event of a breach of the agreement, we may not be allowed to draw additional amounts under the agreement, and we may be required to repay any outstanding amounts earlier than anticipated.

Century Medical Inc. Term Loan

In January 2014, we executed an exclusive distribution agreement and a related term loan agreement with Century Medical, a Japanese medical device distributor.

Under the term loan agreement, Century Medical loaned us $4 million in January 2014. Upon achievement of a revenue-based milestone, we drew down the remaining $2 million available under the agreement in March 2014.

The loan has a five-year term, except that it becomes due if the distribution agreement is terminated due to a change of control termination event. The loan accrues interest at an annual rate of 5%. Interest-only payments are due quarterly. If we are in default, the interest rate increases to 9%, and we may elect to pay interest in the form of compounded interest to be added to the aggregate principal amount. We may prepay the loan at any time without penalty.

If we extend the maturity of the Capital Royalty term loan or replace it with a new facility, and certain other conditions are met, the maturity of the Century Medical loan will be extended for up to two additional years, provided that we make two $750,000 prepayments, in January 2019 and January 2020. In such event, the annual interest rate on the loan will increase to 7% in January 2019 and 9% in January 2020, and the default interest rate will increase to 11% in January 2019 and 13% in January 2020.

The loan is collateralized by all of our assets other than intellectual property. The loan is subordinated to the Capital Royalty term loan pursuant to a subordination agreement among Capital Royalty, Century Medical and us.

The loan agreement contains various affirmative and negative covenants and customary events of default, including if a material adverse change occurs with respect to our business, operations or financial condition. If we breach the loan agreement or an event of default occurs, we may not be allowed to draw the second tranche of the loan, we may be required to repay outstanding amounts earlier than anticipated, and Century Medical may foreclose on our assets. The loan and the Capital Royalty term loan are cross-defaulted with each other.

Boston Scientific Corporation Note

In March 2008, we issued a promissory note in the amount of $3.5 million to Boston Scientific Corporation as part of the purchase price consideration related to our spin-off transaction from Boston Scientific Corporation. The note carries an interest rate of 5.25% per annum and matures on March 28, 2018. The note, together with unpaid accrued interest, is repayable upon our initial public offering or a sale or liquidation event. We have the right to prepay the unpaid principal at any time without any premium or prepayment penalty and intend to repay the note with the proceeds of this offering. As of December 31, 2013, the note, together with unpaid accrued interest, had an outstanding balance of approximately $4.5 million.

Contractual Obligations

A summary of our contractual obligations as of December 31, 2013 are as follows:

	Payments Due by Period
	Less than 1 year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total Amounts Committed
	(in thousands)
Debt obligations(1)	$4,850	$32,030	$28,627	$—	$65,507
Operating leases(2)	1,121	2,267	1,354	—	4,742

Total contractual obligations	$5,971	$34,297	$29,981	$—	$70,249

(1)	Does not include the $6.0 million loan from Century Medical drawn down in January and March 2014. According to the terms of the agreement, repayment of the Boston Scientific Corporation note will be accelerated in connection with this offering.

(2)	We currently lease approximately 110,000 square feet for our headquarters and manufacturing facilities in Santa Rosa, California that expires in March 2018, as well as various administrative offices in other locations.

Off Balance Sheet Arrangements

We do not maintain any off balance sheet partnerships, arrangements, or other relationships with unconsolidated entities or others, often referred to as structured finance or special-purpose entities, which are established for the purpose of facilitating off balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

A significant portion of our business is located outside the United States and, as a result, we generate revenue and incur expenses denominated in currencies other than the U.S. dollar, a majority of which is denominated in Euros. In 2012 and 2013, approximately 79% and 31%, respectively, of our sales were denominated in foreign currencies. As a result, our revenue can be significantly impacted by fluctuations in foreign currency exchange rates. We expect that foreign currencies will represent a lower percentage of our sales in the future due to the recent and anticipated future growth of our U.S. business. Our international selling, marketing and administrative costs related to these sales are largely denominated in the same foreign currencies, which mitigated our foreign currency exchange risk exposure.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. Our cash and cash equivalents include cash in readily available checking and money market accounts. These securities are not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. Additionally, the interest rate on our Capital Royalty and Century Medical term loans are fixed and not subject to changes in market interest rates.

Inflation

Inflationary factors, such as increases in our cost of goods sold and SG&A expenses, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain and increase our gross margin and SG&A expenses as a percentage of our revenue if the selling prices of our products do not increase as much or more than these increased costs.

Critical Accounting Policies and Estimates

Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. To prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities, sales, costs and expenses. We base our estimates on historical expenses and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are likely to occur from period to period. Actual results could be significantly different from these estimates. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgment and estimates.

Revenue Recognition

Our revenue is generated from sales to two types of customers: hospitals and third-party distributors. Sales to hospitals represent the majority of our revenue. We utilize a network of direct sales representatives for sales in the United States and a combination of direct sales representatives, independent sales agencies and distributors for sales outside the United States. We recognize revenue when persuasive evidence of an arrangement exists, product delivery has occurred, pricing is fixed or determinable and collection is reasonably assured. In direct markets, we provide products for a specific implant procedure and recognize revenue at the time that we are notified that the product has been used or implanted and a valid purchase order has been received. For all other transactions, we recognize revenue when title to the goods and risk of loss transfer to customers, provided that there are no remaining performance obligations that will affect the customer’s final acceptance of the sale. We recognize revenue from sales to distributors at the time the product is shipped to the distributor. Distributors, who sell the products to their customers, take title to the products and assume all risks of ownership at time of shipment. Our distributors are obligated to pay within specified terms regardless of when or if they ever they sell the products. Our policy is to classify shipping and handling costs, net of costs charged to customers, as cost of goods sold. In general, we do not offer rights of return or price protection to our customers and have no post delivery obligations. We offer rights of exchange in limited circumstances for products that have a short shelf life at the time of shipment. One of our distributor customers represented 18% of our net accounts receivable and less than 10% of our sales for the year ended December 31, 2013.

Excess and Obsolete Inventory

We state inventories at the lower of cost or market. We determine cost on a standard cost method, which approximates the first-in, first-out method. We evaluate the carrying value of our inventories in relation to our estimated forecast of product demand, which takes into consideration the estimated life cycle of our products. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. When quantities on hand exceed estimated sales forecasts, we record a write-down for excess inventories, which results in a corresponding charge to cost of goods sold. Charges incurred for excess and obsolete inventory were $1.8 million and $0.1 million for the years ended December 31, 2012 and 2013, respectively.

Our industry is characterized by ongoing product innovation that could result in an increase in the amount of obsolete inventory quantities on hand. For example, as we introduce new products or next generation products, we may be required to take charges for excess and obsolete inventory that could have a significant impact on the value of our inventory or our operating results.

Goodwill and Indefinite Lived Intangible Assets

As a result of our spin off from Boston Scientific Corporation, we recorded goodwill and intangible assets. We classify intangible assets into three categories: (1) goodwill; (2) intangible assets with indefinite lives not subject to amortization; and (3) intangible assets with definite lives subject to amortization. Goodwill and intangible assets with indefinite lives are not amortized. We assess goodwill and other intangible assets with indefinite lives for impairment on an annual basis in the fourth quarter of each year or more frequently if indicators of impairment exist.

The performance of the goodwill impairment test involves a two-step process. We first assess our book value and market value, by reporting unit, to determine if an impairment of goodwill exists. For the purpose of testing impairment, we have determined that we have one reporting unit. A potential impairment exists if the fair value of the reporting unit is lower than its net book value. The second step of the process is only performed if a potential impairment exists, and it involves comparing the aggregate fair value of the reporting unit’s net assets, other than goodwill and other intangibles, to the fair value of the reporting unit as a whole. Goodwill is considered impaired, and an impairment charge is recorded, if the excess of the fair value of the reporting unit over the fair value of the net assets is less than the carrying value of goodwill and intangible assets with indefinite lives. This evaluation requires use of internal business plans that are based on our judgments regarding future economic conditions, product demand and pricing, costs, inflation rates and discount rates, among other factors. These judgments and estimates involve inherent uncertainties, and the measurement of the fair value is dependent on the accuracy of the assumptions used in making the estimates and how those estimates compare to our future operating performance.

The fair value measurement of purchased intangible assets with indefinite lives involves the estimation of the fair value which is based on our management’s assumptions about expected future cash flows, discount rates, growth rates, estimated costs and other factors which utilize historical data, internal estimates, and, in some cases, outside data. If the carrying value of the indefinite life intangible asset exceeds management’s estimate of fair value, the asset is impaired, and we would be required to record an impairment charge which would negatively impact our operating results. There was no impairment of goodwill, or intangible assets with indefinite lives, identified through December 31, 2013.

Stock-Based Compensation

We account for all stock-based compensation awards using a fair value method. We record stock options at their estimated grant date fair value using the Black-Scholes option pricing model. We recognize the fair value of each award as an expense on a straight-line basis over the requisite service period, generally the vesting period of the equity grant. We reflect excess tax benefits related to stock option exercises as financing cash inflows.

The valuation model for stock compensation expense requires us to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the expected volatility of our common stock, an assumed risk-free interest rate, the dividend rate and the estimated forfeitures of unvested stock options. The following table summarizes the variables used to determine the fair value of stock options:

	Years ended December 31,
	2012	2013
Expected term (in years)	5.3	5.4
Expected volatility	61.51%	59.95%
Risk-free interest rate	0.70%	1.24%
Dividend rate	0%	0%

•

Fair Value of Common Stock.    As discussed below, the fair value of the shares of our common stock underlying the stock options has historically been determined by our board of directors. Because there has been no public market for our common stock, our board of directors has determined the fair value of our common stock at the time of grant of the option by considering a number of objective and subjective factors, including valuations of comparable companies, sales of our convertible preferred stock to unrelated third parties, our operating and financial performance and general and industry specific economic outlook.

•

Expected Term.    The expected term of stock options represents the weighted-average period that the stock options are expected to remain outstanding. The company estimated the expected term based on the average expected term used by a peer group of publicly traded medical device companies.

•	Expected Volatility. Since there has been no public market for our common stock and lack of company-specific historical volatility, we have determined the share price volatility for options granted based on an analysis of the volatility used by a peer group of publicly traded medical device companies. In evaluating similarity, we consider factors such as industry, stage of life cycle and size.

•

Risk-free Interest Rate.    The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for zero-coupon U.S. Treasury notes with remaining terms similar to the expected term of the options.

•	Dividend Rate. The expected dividend was assumed to be zero as we have never paid dividends and have no current plans to do so.

•

Expected Forfeiture Rate.    We are required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

Valuation Approaches

Our board of directors has historically estimated the fair value of our common stock relying on the conclusions of the contemporaneous valuations performed by an independent valuation specialists. The contemporaneous valuations were performed in accordance with applicable methodologies, approaches and assumptions of the technical practice-aid issued by the American Institute of Certified Public Accountants Practice Aid entitled Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid, and considered many objective and subjective factors to determine the common stock fair market value each valuation date. The following factors, among others, were considered:

•	our financial condition and operating results, including our projected results;

•	our stage of development and business strategy;

•	the financial condition and operating results of publicly owned companies with similar lines of business and their historical volatility;

•	external market conditions that could affect companies in the life sciences and medical device sectors;

•

the prices of our convertible preferred stock sold to outside investors and the rights, preferences and privileges of our convertible preferred stock as compared to those of our common stock, including the liquidation preference of our convertible preferred stock;

•	the likelihood of a liquidity event such as an initial public offering, a merger or the sale of our company; and

•	any recent valuations prepared in accordance with the AICPA Practice Aid.

The dates of our valuations have historically coincided with significant events, such as equity financings and achievement of regulatory approvals, and would therefore not always fall on the same dates as when options have been granted. However, we have historically granted the majority of our equity awards following one of more of such significant events. Therefore, our board of directors has historically used the valuation closest to the grant date of options granted in determining the exercise prices.

We considered several types of approaches in the preparation of our valuations as follows:

•

Market Approach. The market approach values a business by reference to guideline companies, for which enterprise values are known. This approach has two principal methodologies. The guideline public company methodology derives valuation multiples from the operating data and share prices of similar publicly traded companies. The guideline acquisition methodology focuses on comparisons between the subject company and guideline acquired public or private companies.

•

Option-Pricing Method Backsolve, or OPM Backsolve. The OPM backsolve method derives the implied equity value for a company from a recent transaction involving the company’s own securities issued on an arms-length basis.

In addition, we also considered several types of enterprise value allocation methods as follows:

•

Option-Pricing Method, or OPM. Under this method, each class of stock is modeled as a call option with a distinct claim on the enterprise value of the company. The option’s exercise prices would be based on a comparison with the enterprise value. The method assumes that a formula, such as the Black-Scholes model, would calculate the fair value when provided with certain values, including share price, expiration date, volatility and the risk free interest rate.

•

Probability Weighted Expected Return Method. Using the probability weighted expected return, or PWERM, method, the value of a company’s common stock is estimated based upon the analysis of future values for the company assuming various possible future liquidity events like an initial public offering, or IPO, sale or merger. Share value is based upon the probability-weighted present value of expected future net cash flows, considering each of the possible future events, as well as the rights and preferences of each share class.

•

Hybrid method.    The hybrid method is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future enterprise values, considering various exit strategies, as well as the economic and control rights of each share class.

The key subjective factors and assumptions used in our valuations primarily consisted of: (i) the selection of the appropriate valuation model, (ii) the selection of the appropriate market comparable transactions, (iii) the selection of the appropriate comparable publicly traded companies, (iv) the financial forecasts utilized to determine future cash balances and necessary capital requirements, (v) the probability and timing of the various possible liquidity events, (vi) the estimated weighted-average cost of capital and (vii) the discount for lack of marketability of our common stock.

Discussion of Specific Valuation Inputs

Over time, a combination of factors caused changes in the fair value of our common stock. The following summarizes the changes in value since January 1, 2013 and the major factors that caused each change.

November 2012 to May 2013.    In October 2012, we received regulatory approval to sell our Ovation System in the United States and immediately began building out our U.S. commercial operations. At the end of October 2012, we closed on the second tranche of our Series D convertible preferred stock and drew down the initial $40 million in proceeds under the Capital Royalty term loan. In January 2013, we received a contemporaneous independent valuation, effective as of October 31, 2012, that considered the impact of the second tranche of Series D convertible preferred stock financing and the receipt of the regulatory approval in the United States. As with the prior valuation, the October 31, 2012 valuation also considered the market approach for the purpose of gaining insight into other companies in the EVAR industry, but relied primarily on the OPM Backsolve method for determining enterprise value and the OPM allocation method to determine the fair value of our common stock. Based in part on this valuation, our board of directors determined the new fair value of our common stock to be $3.25 per share.

June 2013 to September 2013.    In September 2013, we received a contemporaneous independent valuation, effective as of June 30, 2013, which considered that we had been evaluating additional financing options, including a potential IPO in the first half of 2014. This resulted in a change in valuation methodology from the OPM allocation method to the hybrid method. As with our prior valuations, the June 30, 2013 valuation also considered the market approach for the purpose of gaining insight into other companies in the EVAR industry, but relied primarily on the OPM Backsolve method for determining enterprise value. Because of the possibility of an IPO, we used the PWERM method, assigning a 50% probability to each of a low IPO and high IPO scenario, with the low and high representing the low and high ends of a range of estimated enterprise values at the time of our IPO. Under the hybrid allocation approach, we assigned a 25% weighting to the PWERM method and a 75% weighting to the OPM method. Based in part on this valuation, our board of directors determined the reassessed fair value of our common stock to be $5.68 per share. For financial reporting purposes, we have applied this value retrospectively to our April 25, 2013 option grants.

October 2013 to February 2014.    In November 2013, we received a contemporaneous independent valuation, effective as of October 31, 2013, which considered that we expected to pursue an IPO in the near-term.

As with our prior valuations, the October 31, 2013 valuation also considered the market approach for the purpose of gaining insight into other companies in the EVAR industry, but relied primarily on the OPM Backsolve method for determining enterprise value. As in our prior valuation, we again used the PWERM method, assigning a 50% probability to each of a low IPO and high IPO scenario, with the low and high representing the low and high ends of a range of estimated enterprise values at the time of our IPO. Because of the higher likelihood of an IPO, under the hybrid allocation approach, we assigned a 50% weighting to the PWERM method and a 50% weighting to the OPM method. Based in part on this valuation, our board of directors determined the reassessed fair value of our common stock to be $8.93 per share. For financial reporting purposes, we have applied this value retrospectively to our October 18, 2013 option grants.

In February 2014, we received a contemporaneous independent valuation, effective as of December 31, 2013, which considered that we had confidentially submitted a registration statement to the SEC to further our IPO process, that our two-year data was presented, further enhancing the credibility of our product, and that we completed our Series E financing in November 2013. The December 31, 2013 valuation relied entirely on the market approach for determining enterprise value, due primarily to the number of relevant public company comparables and how closely they relate to us. As in our prior valuations, we again used the PWERM method, assigning a 50% probability to each of a low IPO and high IPO scenario, with the low and high representing the low and high ends of a range of estimated enterprise values at the time of our IPO. Because of the higher likelihood of an IPO, under the hybrid allocation approach, we assigned a 65% weighting to the PWERM method and a 35% weighting to the OPM method. Based in part on this valuation, our Board of Directors determined the reassessed fair value of our common stock to be $10.95 per share.

Later in February 2014, we received an additional contemporaneous independent valuation, effective as of January 31, 2014, which took into account our continued progress towards an IPO. The January 31, 2014 valuation again relied entirely on the market approach for determining enterprise value, due primarily to the number of relevant public company comparables and how closely they relate to us. As in our prior valuations, we again used the PWERM method, assigning a 50% probability to each of a low IPO and high IPO scenario, with the low and high representing the low and high ends of a range of estimated enterprise values at the time of our IPO. Because of our progress towards an IPO since the December 31, 2013 valuation, under the hybrid allocation approach, we again increased the weighting assigned to the PWERM method to 75%, and assigned a 25% weighting to the OPM method. Based in part on this valuation, our Board of Directors determined the reassessed fair value of our common stock to be $12.98 per share.

The following table illustrates our stock option grant information since January 1, 2013, including the estimated fair value of our common stock on the date of grant:

Grant Date	Number of Shares Subject to Options Granted	Option Exercise Price	Reassessed Estimated Fair Value of Common Stock per Share at Date of Grant	Intrinsic Value per Underlying Share at Date of Grant
1/10/13	37,207	$3.25	$3.25	$0.00
2/19/13	16,633	$3.25	$3.25	$0.00
2/20/13	33,417	$3.25	$3.25	$0.00
4/25/13	101,808	$3.25	$5.68	$2.43
10/17/13	23,234	$5.68	$8.93	$3.25
11/29/13	382,743	$8.93	$8.93	$0.00
11/30/13	168,865	$8.93	$8.93	$0.00
2/26/14	49,300	$12.98	$12.98	$0.00
3/13/14	2,462	$12.98	$12.98	$0.00

The intrinsic value of all outstanding vested and unvested options as of December 31, 2013 was $18.3 million based on the estimated public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and based on 1,466,338 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013 with a weighted-average exercise price of $6.27 per share.

Offering Price Range

On March 28, 2014, we and our underwriters agreed upon the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $14.00 per share. In comparison, our estimate of the fair value of our common stock was $12.98 per share as of January 31, 2014, which was used in connection with stock option awards made in February and March 2014. We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but factors including our prospects and the history of, and prospects for, our industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies. In addition, at the time these stock option awards were made, we and our underwriters had not yet agreed upon a definitive proposed price range for the initial public offering. Specifically, we believe that the difference between the fair value of our common stock as of January 31, 2014 and the midpoint of the estimated price range for this offering is primarily the result of several factors, including the following factors:

•	In March 2014, we commenced preparations to launch a roadshow for this offering;

•

The January 31, 2014 contemporaneous valuation used a hybrid method for allocating enterprise value, allocating a 75% weighting to the PWERM method and a 25% weighting to the OPM method, based on our progress towards an IPO at that time. However, our discussions in March 2014 with the underwriters took into account positive overall market conditions and the market for initial public offerings, particularly for medical device companies, and confirmed our and our underwriters’ expectations that we would complete our initial public offering in the near future. Moreover, the assumed initial public offering price is based on a single outcome – a successful initial public offering in the near term which is not probability weighted. The assumptions in the January 31, 2014 valuation that changed in the determination of the initial offering price range include a change in the probability of a 2014 initial public offering, as reflected by the increased weighting to the PWERM method;

•

During the month of February, and subsequent to our last valuation, the NASDAQ Medical Device Sector Index (NASDAQ: MXZ) has increased by more than 3%. During this time, there have been three medical device company IPOs, including Amedica Corp., Inogen Inc., and Semler Scientific, Inc. Of these, one is trading near its initial public offering IPO price, and the other two are trading significantly higher than their initial public offering IPO price, representing an average increase of 24%. Accordingly, we believe the current market conditions reflect a recent increase in investor interest in medical device companies with a commercial product available, which has resulted in higher pre-money valuations for such companies than observed over the past several years. The estimated initial public offering price range necessarily assumes that the initial public offering has occurred, a public market for our common stock has been created and that our preferred stock converted into common stock in connection with the initial public offering, and therefore excludes any discount for lack of marketability of our common stock, which was factored in our valuations, including as of January 31, 2014. In particular, the assumed initial public offering price represents a future price for shares of our common stock that are immediately freely tradable in a public market, whereas the estimated fair value of our common stock at earlier dates represents a contemporaneous estimate of the fair value of illiquid shares that are restricted from public sale and for which no public market existed. The assumptions in the January 31, 2014 valuation that changed in the determination of the initial offering price range include a decrease in the non-marketability discount to 0%;

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Upon the closing of this offering, all outstanding shares of our preferred stock will convert into common stock, thus eliminating the superior economic and other rights and preferences of our preferred stock as compared to our common stock. In particular, holders of our outstanding preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of our common stock. In addition, holders of outstanding preferred stock are entitled to receive liquidation payments in preference to holders of common stock. The elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation for purposes of the assumed initial public offering price, compared to the January 2014 valuation set by our board of directors, which included the effect of preferences for our preferred stock; and

•

The completion of this offering would provide us with access to the public company debt and equity markets. These projected improvements in our financial position influenced the increased common stock valuation indicated by the midpoint of the estimated price range shown on the cover of this prospectus.

On April 1, 2014, the independent directors of our board of directors approved the grant of options to each of our named executive officers under the terms of our 2014 Equity Incentive Plan effective as of the pricing of this offering for an aggregate of 235,500 shares of our common stock. Each of the options will be granted with an exercise price per share equal to the initial public offering price in this offering. Additionally, they approved the grant of stock options for an aggregate of 491,050 shares of our common stock to our other executive officers and certain employees under the same price, terms and conditions.

Warrant Liabilities

We have issued freestanding warrants to purchase shares of our convertible preferred stock. We record the warrants at fair value using either the Black-Scholes option pricing model, other binomial valuation model or lattice model, depending on the characteristics of the warrants at the time of the valuation. We remeasure the fair value of the convertible preferred stock warrants at each financial reporting period with any changes in fair value being recognized as a component of other income (expense) in the accompanying statements of comprehensive loss. We will continue to remeasure the fair value of the convertible preferred stock warrant liabilities until: (i) exercise, (ii) expiration of the related warrant, or (iii) conversion of the convertible preferred stock underlying the security into common stock until the IPO, when these warrants will convert into warrants exercisable for common stock. At that time, the liability will be reclassified to additional paid-in capital.

Jumpstart Our Business Startups Act of 2012 (JOBS Act)

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (c) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (d) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

Recent Accounting Pronouncements

In July 2013, the FASB issued an accounting standards update that provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. The guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013, with an option for early adoption. We intend to adopt this guidance at the beginning of our first quarter of fiscal year 2014, and do not believe the adoption of this guidance will have a material impact on our financial position, results of operations or related financial statement disclosures.

BUSINESS

Overview

We are a medical device company developing and commercializing innovative technologies to significantly advance minimally invasive treatment of abdominal aortic aneurysms, or AAA. Our mission is to help physicians improve the lives of patients suffering from aortic disease through excellence in research, product development, manufacturing, sales and service. We developed our technology platform leveraging engineering principles utilized in many industries, including aerospace, aircraft and automotive, and applied these concepts with the goal of designing an optimal solution for AAA therapy to address unmet clinical needs. For example, we leveraged our knowledge of fluid mechanics in developing our sealing technology. The Ovation System, our solution for the treatment of AAA through minimally invasive endovascular aortic repair, or EVAR, is a new stent graft platform, providing an innovative and effective alternative to conventional devices. It is designed to specifically address many of the limitations associated with conventional EVAR devices and expand the pool of patients eligible for EVAR.

The global market for AAA stent grafts was estimated to be $1.4 billion in 2012 and is expected to grow to approximately $1.8 billion in 2016. Improvements in EVAR technology, combined with its demonstrated safety and other advantages relative to open surgical repair, have led to EVAR generally becoming the preferred approach to AAA repair in the United States and many other countries. In the United States, it is reported that EVAR is used to treat approximately 70% of all patients receiving AAA repair. However, given the technical limitations of conventional EVAR devices and the variability in patient anatomy, no currently available commercial EVAR device can address 100% of AAA patients, and a significant number of patients diagnosed with AAA are ineligible for EVAR with conventional devices or are unable or unwilling to undergo an open surgical procedure and receive no AAA treatment at all.

Our differentiated platform, by virtue of its low profile, flexible delivery system and novel sealing mechanism, offers physicians and patients eligible for EVAR a new solution to AAA repair, and has the added benefit of being able to treat a broader population of patients. The Ovation System consists of a main aortic body, injected with a conformable polymer, and typically two iliac limbs. These components, delivered sequentially through the lowest profile FDA-approved delivery system, allow for customization to an individual patient’s unique anatomy. We received CE Mark clearance for the Ovation System from the European Commission in August 2010 and approval from the U.S. Food and Drug Administration, or FDA, in October 2012.

We believe we have an opportunity to rapidly increase the adoption and use of the Ovation System by further investing in our sales infrastructure, generating additional clinical data and expanding our professional education efforts. As of December 31, 2013, our Ovation System has been used to treat more than 3,000 patients in over 25 countries, both in clinical trials and commercially. We market and sell our products through a direct sales organization in the United States, Germany and the United Kingdom. In other markets, we market and sell our products through distributors. We began selling the Ovation System commercially in the United States in November 2012. For the year ended December 31, 2013, our total revenue was $19.5 million. For the year ended December 31, 2013, our net loss was $50.3 million. Our accumulated deficit as of December 31, 2013 was $238.5 million.

In our Ovation Pivotal Trial for EVAR, we validated the safety and efficacy of the Ovation System through both femoral cut-down access and less invasive percutaneous access, or PEVAR, and received FDA approval for both access techniques. We have available four-year clinical data and comprehensive two-year follow-up data from our Ovation Pivotal Trial, and we intend to continue to invest in clinical studies and registries to further demonstrate the patient, physician and cost benefits of our low profile Ovation System. Based on the available data from our Ovation Pivotal trial, we believe the low profile, flexible delivery system and novel sealing mechanism of the Ovation System offers more patients the opportunity to be treated less invasively, more efficiently and potentially more cost effectively through decreased anesthesia, shorter procedural time and hospital stay, and fewer complications, and will provide advantages to many patients, physicians and payors.

Our corporate headquarters and vertically integrated production facilities are located in Santa Rosa, California, and as of December 31, 2013, we had 253 employees. We have an experienced executive leadership team, maintain substantial research and development capabilities and hold an extensive patent portfolio.

Market Overview

AAA Disease

The wall of the aorta, the largest artery in the body, can weaken over time due to loss of a protein called elastin. This often occurs in the presence of atherosclerotic disease, which is a hardening of the arteries due to the build-up of fatty deposits, known as plaque, a leading cause of heart attacks and strokes. Over time, plaque can harden and become calcified. As the wall weakens, a bulging, or an aneurysm, can develop, causing further stress to the dilated vessel wall, and potentially leading to rupture and death. The aorta extends from the heart to the lower abdomen, and aortic aneurysms most frequently occur in the lower abdominal section, and are referred to as abdominal aortic aneurysms. The incidence of AAA increases with age and affects as many as 8% of people over the age of 65 according to the Society of Interventional Radiology, though due to the low rate of diagnosis and challenges of available conventional treatment, only a small percentage of potential patients receive treatment for AAA. Risk factors for aneurysm formation include smoking, high blood pressure, high cholesterol, age, gender and family history. The Centers for Disease Control reports that AAA ruptures carry a risk of death up to 90%, and it is the third leading cause of sudden death in men over the age of 60. The AAA rupture mortality rate may be under-reported since autopsies are not always performed in such cases, and the cause of death is sometimes attributed to heart attacks or other diseases.

The illustrations below demonstrate the differences between a healthy abdominal aorta, an abdominal aortic aneurysm and a ruptured abdominal aortic aneurysm.

Market Size

According to Millennium Research Group, the U.S. market for abdominal aortic stent grafts is estimated to be approximately $565 million in 2013. In addition, according to Medtech Ventures, the global market was estimated to be $1.4 billion in 2012 and is expected to grow to approximately $1.8 billion in 2016. There is a substantial patient population with AAA disease. It has been reported that in the United States alone there are currently an estimated 1.2 million people with AAA disease. Of those, it is estimated that only approximately 200,000 are diagnosed annually, and of the diagnosed population, only approximately 70,000 are treated. AAA disease is frequently asymptomatic prior to aneurysm rupture, and is often discovered during procedures for unrelated medical conditions, leading to a fairly low diagnosis rate. Since AAAs generally arise with little warning, screening initiatives have been undertaken. Studies have shown that AAA screening reduces AAA-related mortality by up to 50%. The Screening Abdominal Aortic Aneurysms Very Efficiently Act, or SAAAVE, was signed into law in the United States on February 8, 2006, and began providing coverage on January 1, 2007. SAAAVE provides for a one-time, free of charge AAA screening for men or women who have a family history of the disease, or for men who have smoked at some time in their life. We believe that the increase in prevalence of AAA due to the aging population, combined with increased focus on awareness and screening, may lead to increased detection and treatment, further expanding the market.

Treatment

Until recently, open surgery was the standard for AAA repair. Over the last several years, EVAR has generally become the preferred approach to AAA repair in the United States and many other countries, with EVAR being reported to be used for approximately 70% of all patients receiving AAA repair in the United States. Open surgery is still necessary for some patients due to anatomic considerations, life expectancy, other medical conditions and the limitations of conventional EVAR devices.

Open Surgery

Open surgical repair is a highly invasive procedure requiring a large incision in the patient’s torso, displacement of the patient’s intestines to provide access to the aneurysm, clamping of the aorta to temporarily stop blood flow, and implantation of a graft which is sewn to the aorta, bypassing the aneurysm. Open surgical repair typically lasts two to four hours. After open surgical repair, the average hospital stay of a patient is 10.4 days, according to the Journal of the American Medical Association. Post-procedure convalescence may take another four to eight weeks due to the invasiveness of the operation. Procedural mortality and overall morbidity rates associated with open surgical repair prompted physicians to look for alternative options.

EVAR

EVAR uses stent grafts to provide a new conduit for blood flow that internally bypasses an aneurysm within the aorta without the significant invasiveness of an open surgical procedure. Conventional EVAR devices are composed of synthetic fabric attached to metal scaffolds. These devices are pre-loaded into catheters for insertion into a patient’s femoral arteries and advancement through the femoral and iliac access vessels. The devices are then deployed at the site of the aneurysm using real-time imaging guidance. The femoral arteries are accessed either through surgical incisions, referred to as cut-downs, or through a less invasive needle stick of the skin, referred to as percutaneous EVAR, or PEVAR.

An EVAR procedure typically lasts one to two hours. In addition, according to the Journal of the American Medical Association, the average hospital stay for EVAR patients was 3.6 days. The near-term safety advantages of EVAR were further demonstrated by two randomized clinical trials conducted with 1,252 patients over 37 centers from 1999 through 2009 in the United Kingdom, collectively known as the UK EVAR Trial. This trial demonstrated a 30-day mortality rate of 1.8% for EVAR, compared to 4.3% for open surgical repair, according to the New England Journal of Medicine. Also, according to the SVS Surgical Control - Lifeline Registry, EVAR procedures demonstrate an 11% major adverse event rate at 30 days, as compared to 56% for open surgical repair. The PEVAR approach can further provide patient and procedural benefits through lower procedure times, reduced hospital stay, fewer complications and the potential use of regional or local anesthesia instead of general anesthesia.

Improvements in EVAR technology, combined with its demonstrated safety advantages, have led EVAR to generally become the preferred approach for AAA repair in the United States and many other countries. In the United States, it is reported that EVAR is used to treat approximately 70% of all patients receiving AAA repair. As EVAR device technology advances to treat a wider range of aneurysms and anatomies and longer term supporting clinical data is collected, we believe more patients will be treated with EVAR. However, conventional EVAR devices have notable limitations.

Limitations of Conventional EVAR Devices

Patient Eligibility

Given the technical limitations of conventional EVAR devices and the variability in patient anatomy, as explained below, a significant number of patients diagnosed with AAA are ineligible for EVAR with conventional devices. As a result, in the United States, it is reported that approximately 30% of AAA patients receiving treatment undergo an open surgical procedure. Because of the highly invasive nature of open surgery, some patients not eligible for EVAR are also unable to tolerate or are unwilling to undergo such a procedure, and receive no AAA treatment at all.

Patient eligibility for treatment with an EVAR device is often determined on the basis of the instructions for use, or IFUs. IFUs are granted by regulatory agencies based on clinical trial and supporting data, and are specific to anatomical and other treatment criteria for which the devices were tested. Physicians may offer to perform and patients may elect to undergo EVAR procedures using devices outside of their IFUs as an alternative to open surgery. In addition, physicians may modify devices outside of the IFU in order to treat challenging anatomies. Some estimate that more than 30% of EVAR procedures are performed outside the implanted device’s IFU. Clinical data has shown that patients undergoing EVAR procedures outside of device IFUs, known as off-label use, experience higher complication rates and less successful outcomes.

Anatomical Access

Difficulty Passing through Small Access Vessels.    The larger profile delivery systems of conventional EVAR devices relative to the size of many patients’ access vessels limit the patient population that can be treated to those with larger access vessels. Conventional devices have an outer diameter of between 18F and 23F, or 6mm and 7.7mm. Small access vessels may be due to the size of the patient or the existence of blockage within the blood vessels. For example, it is reported that women represent 25% of all patients diagnosed with AAA, but make up only about 10% to 15% of EVAR patients, principally due to their small access vessels. Ancillary devices are sometimes used to dilate, or stretch, a patient’s small access vessels so that large diameter catheters may be utilized to reach the aneurysm. Advancing these larger devices through the access vessels can potentially lead to increased complication rates, resulting in longer recovery time and potentially additional procedural costs.

Difficulty Passing through Diseased and/or Tortuous Access Vessels.    AAA patients often have diseased and/or highly contorted, or tortuous, access vessels with extensive calcification, or hardening of the arteries. Conventional EVAR devices are fabric structures with metal support scaffolds extending over most or all of their length, which decrease the flexibility of both the device and its delivery catheter. Advancing stiff catheters through diseased arteries may lead to access vessel trauma or dissection, increasing complication rates and recovery times.

Larger Profile Devices Limit the Practice of Less Invasive Techniques.    The larger profile of conventional EVAR devices can inhibit the ability to perform PEVAR, a less invasive technique. In some cases, PEVAR can be performed under regional or local anesthesia, typically reducing procedure and recovery times and avoiding some of the risks associated with the use of general anesthesia. In contrast, the majority of EVAR cases today are performed via surgical cut-down under general anesthesia. With conventional larger profile devices, greater patient selectivity is required, and some physicians may be reluctant to use PEVAR with regional or local anesthesia due to potential complications of using a larger profile device.

Difficulty Treating Aneurysms with Narrowing in the Distal Aorta.    Another anatomic characteristic of AAA disease that can limit the use of some conventional EVAR devices is extensive narrowing at the lower end of the aneurysm where the aorta splits into the two iliac arteries, known as the distal aorta. Larger and/or stiffer conventional EVAR devices can be difficult to deploy in these narrow distal aortas because the larger catheter and stent graft components significantly obstruct the already narrow area. Longer term issues can also develop in such instances, as blood flow within the device in the narrow distal aorta can be compromised.

Sealing the Aneurysm

Ineffective Seal of Aortic Blood Flow from the Aneurysm.    The aortic wall of a AAA patient is rarely disease-free and can be lined with extensive and irregular calcified plaque and blood clots, or thrombus.

Conventional EVAR devices, due to their metal and fabric structures for sealing, may not be able to adequately conform to the irregular surface of the aortic wall, potentially exposing the patient to continued risk of aneurysm rupture. If an incomplete seal occurs and blood clotting does not block the small gaps resulting from irregular aortic wall contact, blood pressure and flow can still reach the aneurysm. This is known as a Type I endoleak and is a severe post-implantation complication that exposes the patient to continued risk of aneurysm rupture.

Inability to Treat Challenging Short Neck Anatomy.    Another anatomic characteristic of AAA disease that limits the use of conventional EVAR devices is the proximity of the aneurysm to the renal arteries, which supply blood to the kidneys. If the aortic neck, which is the section of the aorta just below the renal arteries and before the aneurysm begins, is too short, conventional devices that require longer areas of contact with the aortic wall can fail to achieve adequate contact and seal. In addition, these devices have varying degrees of placement accuracy, which can further limit their use in short necks. For these reasons, the FDA-approved IFUs for most conventional EVAR devices require a minimum neck length of 15mm with one requiring 10mm. In a database maintained by an independent third-party clinical data management company and containing approximately 43,000 scans of aneurysm anatomies, approximately 52% of patients had a neck length less than 15mm. In addition, as an aneurysm grows, the neck typically shortens. Due to such limitations of conventional EVAR devices, many patients with advanced AAA disease have few treatment options.

Aortic Neck Dilation over Time.    Conventional EVAR devices typically utilize self-expanding metal stents to push graft fabric against the aortic wall to seal the aneurysm. Research has shown that chronic, outward pressure exerted on the aortic neck can lead to long-term enlargement of this section of the aorta, a process referred to as aortic neck dilation. This outward growth of the aorta over time may lead to loss of seal, exposing the patient to continued risk of aneurysm rupture. This risk may be exacerbated when physicians choose an oversized conventional EVAR device in anticipation of neck dilation.

As a result of these challenges, there remains a significant unmet clinical need not addressed by conventional EVAR devices.

Our Solution

Our technology platform was conceived applying principles utilized and proven in other industries. Rather than attempting to improve or adapt an existing EVAR device, we set out to understand the goals of AAA therapy and leverage proven engineering concepts to create an optimal solution. For example, we leveraged our knowledge of fluid mechanics in developing our sealing technology. The result is a new solution designed to specifically address many of the challenges faced in EVAR. While some conventional EVAR devices may claim advantages based on some of their features, no conventional EVAR device contains all of the described advantages of the Ovation System. Our founding purpose was, and remains, to significantly advance minimally invasive treatment of AAA.

Patient Eligibility

Our FDA-approved IFU allows for the on-label treatment of more patients who otherwise may undergo an off-label EVAR procedure or be subject to open surgery, or not receive treatment at all. Our differentiated platform expands the pool of patients eligible for EVAR by virtue of its low profile and flexible delivery system that addresses several key anatomical access challenges, while providing a novel sealing mechanism to address many of the difficulties of diseased patient anatomies. Of the patients treated in the Ovation Pivotal Trial, approximately 40% had anatomies that were outside of the IFUs for other commercially available EVAR devices. In the Ovation Pivotal Trial, 25% of the patients treated had access vessels smaller than the lowest profile of conventional EVAR devices, 7% had neck lengths shorter than the IFUs for those devices and an additional 8% had both of these anatomical characteristics.

Anatomical Access

Ability to Pass through Small Access Vessels: Low Profile.    The Ovation System’s novel separation and optimization of fixation and seal minimize the overlap between metal and fabric within the catheter, allowing the device to be loaded in a delivery catheter that is smaller than those of conventional EVAR devices. At an outer diameter of 14F, or approximately 4.7mm, the Ovation System is the lowest profile FDA-approved stent graft. Conventional EVAR devices have an outer diameter of between 18F and 23F, or approximately 6mm and 7.7mm. The Ovation System’s low profile enables treatment of more patients with small access vessels and more diseased vessels. This can potentially decrease the incidence of complications by reducing the need for dilation of access vessels for catheter insertion and improving recovery time.

Ability to Pass through Diseased and/or Tortuous Access Vessels: Catheter Flexibility.    The Ovation System has the lowest profile FDA-approved delivery system. Its design characteristics significantly increase flexibility, enabling easier passage through diseased and tortuous access vessels. Unlike conventional EVAR devices, the Ovation aortic body design minimizes the overlap between metal and fabric within the catheter, reducing the cross-sectional diameter, or profile, and further enhancing flexibility. This increased flexibility can potentially expand the pool of eligible patients, reduce access vessel trauma and complications and provide enhanced ease of use for physicians.

The Ovation System Enables Minimally Invasive Techniques: Low Profile and Flexibility.    The Ovation System’s low profile and proven safety record offer physicians the opportunity to provide PEVAR with regional or local anesthesia to more patients. Studies have shown that the use of smaller profile delivery devices results in fewer access site complications. Therefore, physicians may be more likely to perform PEVAR with the Ovation System and also be more inclined to perform PEVAR under regional or local anesthesia. As a result, PEVAR with the Ovation System may meaningfully reduce procedure and recovery time for certain patients.

Treatment of Aneurysms with Narrowing in the Distal Aorta: Tri-Modular Design and Low Profile.    The Ovation System has a tri-modular, low profile architecture, with smaller diameter components that allow it to be deployed in patients with distal aortas that may be too narrow for conventional EVAR devices. In addition, the Ovation System’s highly flexible and smaller iliac limbs potentially allow treatment of more aneurysms with narrow distal aortas.

Sealing the Aneurysm

Ability to Effectively Seal in Highly Diseased Aortas: Polymer-Filled Sealing Rings.    The Ovation System’s main aortic body includes sealing rings that inflate when injected with liquid polymer during implantation. These rings conform to the aortic wall as the polymer cures, creating a custom seal and preventing blood flow to the aneurysm. The continuous engagement achieved by these rings creates a watertight seal of the aneurysm, which can be particularly important for patients with highly diseased, thrombus-lined and/or calcified aortic necks. In the Ovation Pivotal Trial, our platform demonstrated 100% freedom from Type I endoleaks through the available one- and two-year follow-up data as reported by an independent Core Lab.

Treatment of Challenging Short Neck Anatomy: Separate Anchoring and Sealing.    The separation and optimization of the fixation and sealing mechanisms of the Ovation System enable the device to seal with a smaller aortic contact area than conventional EVAR devices. This can be particularly important for patients with irregular or short aortic neck anatomies. The Ovation System has an FDA-approved aortic neck length indication of 7mm, as compared to most conventional EVAR devices that require a 15mm neck, with one requiring 10mm, for treatment within approved indications. Additionally, the Ovation System utilizes a progressive, staged delivery of its anchor stent, allowing precise placement relative to the renal arteries. This can be particularly important in short neck anatomies in which the aneurysm encroaches closely to the renal arteries.

Avoiding Aortic Neck Dilation: Polymer-Filled Sealing Rings Cast in Place.    The Ovation System’s non-expanding polymer-filled sealing rings do not exert significant chronic, outward pressure at the neck of the aorta. In addition, the sealing rings, after being cast in place during implantation, insulate the aortic neck from the outward force of blood pressure. This is in sharp contrast to conventional EVAR devices, which are self-expanding and exert long-term outward force on the aortic neck in conjunction with the force exerted by local blood pressure. This combined stress on the aortic neck can contribute to aortic neck dilation and potential loss of seal over time. In various published studies, patients treated with conventional EVAR devices demonstrated notable aortic neck dilation over a two-year follow-up period. In contrast, in the Ovation Pivotal Trial, no aortic neck dilation was observed through a similar two-year follow-up.

Our Strategy

Our mission is to help physicians improve the lives of patients suffering from aortic disease through excellence in research, product development, manufacturing, sales and service. In order to accomplish this mission, we have established and are pursuing several business priorities:

•

Expand Patient Access to the Ovation System through Further Investment in our Sales Infrastructure.    We are creating a hybrid sales organization consisting of direct representatives and distributors to provide service excellence to physicians worldwide. Upon receipt of U.S. regulatory approval in October 2012, we began building our direct U.S. sales infrastructure and, as of December 31, 2013, we employed 56 sales representatives. In the United States, we plan to continue to recruit, hire and train experienced sales representatives in order to increase the size and geographic coverage of our sales organization. Outside of the United States, we plan to target additional markets via a self-sufficient distributor and agency model, with the exceptions of Germany and the United Kingdom where we already have direct sales capability. We will continue to empower our sales representatives with high impact clinical training, educational and marketing programs. We believe that expanding our U.S. sales infrastructure and establishing additional distributor relationships outside of the United States will drive further adoption of the Ovation System.

•

Generate Additional Clinical Data to Further Validate the Ovation System Advantage.    We believe clinical data demonstrating efficacy, safety and cost effectiveness is critical to the adoption of the Ovation System. As of December 31, 2013, over 3,000 patients have been treated with the Ovation System in ongoing pre-approval and post-market clinical studies. In the Ovation Pivotal Trial, efficacy and safety were validated for both EVAR through surgical cut-down and PEVAR. PEVAR achieved similar clinical outcomes to EVAR, but with less general anesthesia and shorter procedural and hospitalization times. We intend to continue to invest in clinical studies and registries to further demonstrate the patient, physician and cost benefits of our low profile Ovation System.

•

Increase Awareness of the Ovation System through Professional Education Efforts.    We specifically designed our products to address many of the limitations of conventional EVAR devices. We intend to position the Ovation System as the broadest IFU platform with the ability to provide a better solution to treat more patients from the straightforward cases to the more complex. We believe that our technology can benefit patients with a wide range of anatomic characteristics, but only if physicians are aware of, have access to and are properly trained in the use of the Ovation System. We plan to utilize and expand our training centers and broaden our network of physician educators. We believe our investment in these professional education activities will facilitate peer-to-peer education and knowledge dissemination among physicians and healthcare providers, and provide more patients with access to less invasive and improved EVAR treatment.

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Leverage our Technology Platform and Culture of Innovation to Advance and Expand our Product Pipeline.    We are extending our novel and proprietary technologies into a series of products with the goals of improving outcomes while reducing the invasiveness of therapy, further expanding the pool of patients eligible for EVAR and enhancing the physician experience. Products in development include our CustomSeal short-cure fill polymer, our next-generation Ovation iliac limbs and our next-generation aortic body, named the Ovation Alto stent graft. We believe these innovative products will continue to drive adoption of our Ovation platform and further validate the advantages and benefits of our technology.

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Optimize Manufacturing and Operations to Achieve Cost and Production Efficiencies While Maintaining Quality as our Top Priority.    We employ a vertically integrated operating model, designing, developing and manufacturing many of our products in-house at our headquarters in Santa Rosa, California. With our current infrastructure, we have the capacity to significantly increase our manufacturing volume. We intend to use our design, engineering and manufacturing capabilities to further advance and improve the efficiency of our manufacturing processes, which we believe will result in significant margin expansion.

Our Products

Our Ovation System is an FDA-approved, new AAA stent graft solution designed to specifically address many of the challenges faced in EVAR and to significantly advance minimally invasive treatment of AAA. Our tri-modular design employs a main aortic body, injected with conformable polymer, and typically two iliac limbs. In some cases, extra iliac limbs or iliac extensions may be required. These components, delivered sequentially through the lowest profile FDA-approved delivery system, allow for customization to an individual patient’s unique anatomy. The following illustration shows the Ovation System and its implantable components.

Aortic Body

The aortic body consists of a nitinol metal proximal anchor stent and a polytetrafluoroethylene, or PTFE, graft containing a network of sealing rings that inflate when injected with a liquid fill polymer that solidifies during the deployment procedure. These rings conform to the aortic wall as the polymer cures, creating a custom seal and preventing blood flow to the aneurysm. The stent contains integral angled barbs that anchor the device to the aortic wall and are designed to prevent device migration. The graft has a polymer fill port that connects the network of inflatable rings in the graft to the delivery catheter. The radiopaque nitinol stent is connected to the PTFE graft by radiopaque marker coils, permitting visualization through real-time imaging during delivery for accurate placement. We offer five different aortic body sizes allowing for the use of the Ovation System in a wide variety of anatomies.

Iliac Limbs

The iliac limbs are composed of a nitinol metal stent encapsulated in PTFE material. The iliac limbs are deployed into the leg sections of the aortic body. Radiopaque markers enable the physician to visualize placement of the iliac limb within the aortic body. When the iliac limb is deployed and expands, it is held in place by resistance against the aortic body legs. We offer a wide range of iliac limbs and limb extensions of different lengths and diameters to allow customization to each patient’s anatomy.

Fill Polymer

The fill polymer is composed of three elements that are mixed in our pre-loaded kit prior to injection. Upon mixing and injection into the graft using our fill polymer autoinjector, these elements form a radiopaque polymer that fills the sealing rings of the channels in the wall of the aortic body graft. As the polymer cures, a customized seal conforms to the patient’s anatomy allowing for the treatment of many shorter and more diseased necks.

A comparison of the approved neck length indications of the Ovation System and the conventional EVAR devices currently in the U.S. market is summarized in the following table.

	TriVascular Ovation System	Medtronic Endurant II	Cook Zenith Flex	Endologix AFX	Gore Excluder C3	Lombard Aorfix
Neck length indication	≥ 7mm	≥ 10mm	≥ 15mm	≥ 15mm	≥ 15mm	≥ 15mm

Delivery System

To facilitate introduction of the Ovation System into patients’ access vessels, the aortic body, iliac limbs and iliac extensions are preloaded into delivery catheters with outer diameters that range in size from 13F to 15F, or approximately 4.3mm to 5.0mm. The aortic body delivery catheters have the lowest profile of any FDA-approved EVAR system. The small size of our delivery system compared to conventional EVAR devices, and the resulting ability to navigate small access vessels, allow for the treatment of a broader patient population.

The following figure illustrates the difference in the profile of delivery catheters, shown in relative scale to one another, used in the Ovation System and conventional EVAR devices.

The Typical EVAR Procedure with the Ovation System

The following figure and discussion summarize the primary steps of a typical EVAR procedure performed with the Ovation System.

(1)	(2)	(3)

(4)	(5)

Once a patient is prepped for the AAA repair procedure, a physician typically begins by accessing the femoral arteries at the top of each leg, through either a surgical cut-down or percutaneous approach, creating two separate access points.

Over a guide wire, the main aortic body is inserted into the first access vessel and advanced to the site of the aneurysm using real-time imaging. The catheter’s outer sheath is retracted to uncover the stent graft. The anchor stent at the top of our device is positioned just above the renal arteries.

(1) The first stage of the anchor stent is released by turning and pulling the largest, outermost of three nested knobs of the catheter handle. This nested knob design is intended to ensure the device is deployed in the proper sequence.

(2) The device is precisely positioned below the renal arteries. By pulling the second knob of the catheter handle, the barbed portion of the anchor stent is then released fixing the graft in place.

(3) After mixing the fill polymer in its pre-loaded kit, a syringe containing the mixed polymer is then connected to the catheter for injection. Our autoinjector is inserted over the syringe to facilitate hands-free and controlled delivery of the polymer into the graft.

The delivery of the fill polymer is visible under real-time imaging so the filling process can be monitored. Depending on the size of the graft, it takes approximately 30 to 60 seconds for the sealing ring and channels of the graft to fill. The polymer-filled sealing rings conform to the aortic wall and provide a custom seal that is unique for each patient. The polymer cures in approximately 20 minutes.

(4) While the polymer is curing, a guide wire is advanced through the second access vessel into the open leg of the aortic body. Over this wire a catheter containing an iliac limb is inserted into the aortic body leg using real-time imaging to position it within the aortic body leg. By retracting the outer sheath of the catheter, the iliac limb is deployed.

(5) The iliac limb delivery catheter is retracted and then withdrawn from the patient. The main body catheter is then disengaged by pulling the third knob on the catheter handle and withdrawn. Following the removal of the main aortic body catheter, the second iliac limb is then deployed through the first access vessel.

To conclude the procedure, imaging is performed to confirm blood flow is contained entirely within the device. Typically, the entire procedure takes one to two hours.

Products in Development

Our objective is to continue to improve patient outcomes and reduce procedural times through ease of use enhancements to our existing products and the development of new products to further expand patient access to EVAR. Research and development expenses were $12.2 million and $13.3 million, for the years ended December 31, 2012 and December 31, 2013, respectively. We have several product development projects underway, including the following:

CustomSeal Short-Cure Fill Polymer

We have developed a short-cure fill polymer to reduce the time required for the polymer to solidify. During the polymer cure time, which currently takes approximately 20 minutes, the physician typically deploys the first iliac limb and confirms with imaging that seal is achieved at the aortic neck. In the Ovation Pivotal Trial, the mean procedural time was generally in line with the procedural times for conventional EVAR devices. Our new fill polymer formulation cures in approximately 14 minutes, reducing the time required for the procedure. We received CE mark approval for the CustomSeal short-cure fill polymer in March 2014 and have submitted the new polymer formulation for U.S. regulatory approval.

Next Generation Iliac Limbs

We are developing next generation iliac limbs for use with both our Ovation Prime and our next generation Ovation Alto aortic bodies currently in development. These limbs are designed to have integrated sheaths, reducing the number of catheter exchanges during the procedure. The delivery catheters are expected to be reduced in profile, and with size ranges to include larger diameters and longer lengths. We expect the expanded size matrix and smaller catheter profile will further increase the number of patients eligible to be treated with EVAR.

Ovation Alto System

We are developing a next generation aortic body that together with the next generation iliac limbs make up the Ovation Alto stent graft. The Ovation Alto aortic body is expected to contain several design changes to enhance physician experience and allow access to EVAR for more patients, including:

•	sealing rings moved closer to the top of the aortic body, enabling the treatment of shorter necks;

•	a larger aortic body size enabling the treatment of larger aortic anatomies;

•	differentiated aortic body leg lengths to better distinguish the aortic body legs under real-time imaging;

•	wider diameter aortic body legs to facilitate placement of the iliac limbs;

•	anchor stents sized specifically for each individual aortic body size, potentially allowing treatment of more patients with highly diseased aortas; and

•	lower profile delivery systems for most sizes with integrated delivery sheaths, potentially allowing treatment of more patients with smaller or diseased access vessels.

At the conclusion of our pre-clinical testing, we expect to begin first-in-man clinical studies for the Ovation Alto system.

Other Potential Platform Applications

We have other platform applications in various stages of development. For example, we conducted first-in-man studies, with positive clinical results, for an early generation device to treat thoracic aneurysms and received investigational device exemption approval from the FDA in 2010 to conduct further studies in the United States. While we are currently focusing our resources on the treatment of AAA, we believe these results are encouraging for other potential applications of our technology. Since our technology platform was conceived and developed internally, we believe our organization is well equipped to leverage and extend our highly differentiated and innovative technology going forward.

Clinical Trials

The Ovation Pivotal Trial

We conducted a global, multi-center, 161 patient pivotal trial to obtain regulatory approvals for the Ovation System, referred to here as the Ovation Pivotal Trial. The Ovation Pivotal Trial took place in three countries, with 36 centers enrolling subjects. The first patient was enrolled in November 2009 and the last patient was treated in May 2011. Of the 161 patients enrolled, 111 were treated in the United States. We received CE Mark clearance for the Ovation System in August 2010 on the basis of 30-day data on the initial 21 patients enrolled in this trial. We received FDA premarket approval, or PMA, for the Ovation System in October 2012, based on one-year data from the full 161 patient cohort. The Ovation Pivotal Trial included the first-in-man experience with the Ovation System, as well as all initial cases at participating centers. We believe the inclusion of first-in-man data demonstrates the inherent ease-of-use of the Ovation System, which is further supported by the inclusion of all of the first patients treated at participating centers. Following enrollment of the 161st patient in the Ovation Pivotal Trial, we enrolled an additional 77 patients across the 28 U.S. sites that participated in the Ovation Pivotal Trial, utilizing the same protocol.

Two-year data from the Ovation Pivotal Trial was presented at the 2013 Vascular InterVentional Advances, or VIVA, meeting. The data, summarized in the table below, demonstrates continued safety of the procedure:

	Follow-up Interval (Days Post Implant)
	0-30	31-365	366-730
Major adverse events	2.5%	3.8%	N/A
Device related major adverse events	0%	0%	N/A
All cause mortality	0.6%	1.9%	6.5%

The follow-up data from the Ovation Pivotal Trial demonstrates the efficacy of EVAR with the Ovation System with 100% freedom from device-related Type I and III endoleaks, migration, aneurysm rupture and conversion to open surgical repair at one and two years. When blood flows into the aneurysm due to inadequate or ineffective sealing of overlapping graft joints or rupture of the graft fabric, this is referred to as a Type III endoleak. This data also shows a low rate of aneurysm growth, which is generally considered a surrogate for successful treatment:

	1 Year	2 Year
Enlargement > 5mm	1.3%	3.8%
No change	66%	55.4%
Reduction > 5mm	32%	40.8%

Notably, the Ovation Pivotal Trial included a large number of patients with complex anatomies. Of the patients treated in our Ovation Pivotal Trial, approximately 40% had anatomies outside of the IFUs for other commercially available EVAR devices. In the Ovation Pivotal Trial, 25% of the patients treated had access vessels smaller than the lowest profile of conventional EVAR devices, 7% had neck lengths shorter than the IFUs for those devices and an additional 8% had both of these anatomical characteristics. In this subgroup of complex patients, the performance of the Ovation System was consistent with the performance in the overall patient cohort. EVAR with the Ovation System also required an average post-procedure hospital stay of 2.3 days, compared to 3.6 days average for EVAR patients in general.

In the Ovation Pivotal Trial, the decision whether to use a surgical cut-down or PEVAR was left to the discretion of the implanting physician. In 77 of the 161 patients (48%), the procedure was performed utilizing PEVAR. Accordingly, the FDA approval for our Ovation System includes indications for both PEVAR and surgical cut-down methods of vessel access. When comparing patient data on the basis of vessel access, as summarized in the table below, the PEVAR arm demonstrated strong safety and effectiveness and a reduction in mean anesthesia time, mean procedure time and median hospital stay, versus the cut-down cohort.

	Cut-Down	PEVAR
Patients enrolled	84 (52%)	77 (48%)
Major adverse event rate at 30 days	3.6% (3/84)	1.3% (1/77)
Treatment success at one-year	98.8% (83/84)	98.7% (76/77)
Anesthesia time (mean)	191 minutes	155 minutes
Procedure time (mean)	120 minutes	98 minutes
Hospitalization (median)	2 days	1 day

Ovation Post Approval Study

As a condition of our PMA approval, we are required to enroll 82 patients in a post approval study in the United States, referred to as the Ovation Post Approval Study. The primary endpoint of the Ovation Post Approval Study is freedom from aneurysm mortality. Patients will be followed for five years. We commenced enrollment of this study in the fourth quarter of 2013.

Ovation PMR

In 2011, we initiated a 500 patient, 30 center, European post-market registry, referred to as Ovation PMR. The primary endpoint of the Ovation PMR is treatment effectiveness. The intention of the Ovation PMR is to determine how real world use of the Ovation System compares to the results garnered in the Ovation Pivotal Trial. We completed the enrollment in the Ovation PMR in December 2013.

LIFE Study

In 2014, we plan to initiate our Less Invasive Fast track EVAR, or LIFE, Study, which we anticipate will evaluate the potential advantages of PEVAR, including reduced invasiveness, procedure time, need for anesthesia, costs, complications, and length of hospital stay.

The Ovation Alto First-in-Man Trial

At the conclusion of our pre-clinical testing, we expect to initiate a first-in-man trial of the Ovation Alto system to evaluate the acute safety and effectiveness of our next generation AAA system. This trial is expected to enroll up to ten patients who will be followed for 30 days, at a single international center. Based on results from the first-in-man trial, we plan to initiate a European trial for the purposes of securing CE Mark clearance for the Ovation Alto system. To obtain FDA approval, we anticipate we will be required to enroll a multi-center U.S. trial. The primary safety endpoint of the trial is expected to be the rate of major adverse events, while the primary effectiveness endpoints are expected to gauge treatment success and effectiveness.

Geographic Information

For a description of our revenues and long-lived assets by geographic location, see Note 2 of the Notes to our Consolidated Financial Statements included elsewhere in this prospectus.

Manufacturing and Quality Assurance

Our manufacturing facilities are located within our corporate headquarters in Santa Rosa, California. Our manufacturing capabilities are vertically integrated, in large part due to the considerable amount of proprietary manufacturing technology we have developed over the course of the company’s history. All of our stent grafts and catheters are manufactured and packaged in our rigorously monitored and maintained production environments.

We engage third party contractors and suppliers to perform sterilization and accessory component assembly. We perform regular quality system audits of all of our key suppliers, and we maintain strategic inventory levels or qualifying second sources for all significant materials and components.

We have received International Standards Organization, or ISO, 13485 certification, which includes design control requirements. The manufacturing process has been validated as required by FDA and other regulatory bodies. As a medical device manufacturer, our manufacturing facility and the facilities of our sterilization and other critical suppliers are subject to periodic inspection by FDA and other regulatory agencies. To date, multiple FDA and CE manufacturing audits that have been conducted at our facilities have noted no deficiencies or findings requiring remediation.

We have significantly increased manufacturing output in each of the last two years. We expect to continue to grow without significant investments in capital expenditure as we already possess an extensive inventory of capital equipment allowing for additional production capacity and scalability. We believe we are well positioned to continue advancing our manufacturing technology and efficiency going forward.

Sales and Marketing

The decision makers for EVAR device selection are primarily vascular surgeons, and to a lesser extent, interventional cardiologists and radiologists. Hospital administrators and group purchasing organizations may also influence device purchasing decisions and limit device selection.

As of December 31, 2013, our U.S. sales organization consisted of a team of six experienced sales managers employed by us who recruit, train and lead our direct sales force consisted of 56 sales representatives and 11 clinical specialists. Through our direct sales force, we provide product support and service to our hospital and physician customers in the United States. Approximately 54% of our revenues for the year ended December 31, 2013 were generated from sales of our Ovation System in the United States.

Internationally, we sell our Ovation System in Germany and the United Kingdom through a direct sales force, and through independent distributors in other countries. We began direct sales operations in Germany in September 2010. As of December 31, 2013, we marketed our Ovation System in 23 countries outside of the United States through 19 independent distributors. We had 14 sales managers, representatives and clinical specialists in international markets as of December 31, 2013. In addition, from time to time we may engage a limited number of agents to facilitate sales in certain international geographies.

Competition

The medical device industry is highly competitive. Any product we develop that achieves regulatory clearance or approval will compete for market acceptance and market share. We believe that the primary competitive factors in the AAA stent graft market segment are:

•	clinical effectiveness;

•	product safety, reliability, and durability;

•	ease of use;

•	scope of instructions for use and eligible patient populations;

•	physician experience and comfort with use of a particular EVAR device;

•	product support and service;

•	sales force experience and relationships; and

•	price.

We experience significant competition and we expect that the intensity of competition will increase over time. For example, our major competitors, Medtronic, Inc., W.L. Gore Inc., Cook Medical Products, Inc. and

Endologix, Inc., have each obtained full regulatory approval for their EVAR systems in the United States and Europe. In addition to these major competitors, we also have smaller competitors and emerging competitors with active EVAR system development programs.

Many of our competitors have substantially greater capital resources, longer commercial history and established relationships with physicians. Many also have greater resources and expertise in the areas of research and development, obtaining regulatory approvals, manufacturing, marketing, and sales. In addition, some of these competitors have multiple product offerings, in addition to EVAR products, allowing them more opportunities to interact with physicians and purchasing decision makers. We also face fierce competition in recruiting and retaining qualified sales and other personnel.

Intellectual Property

As of January 31, 2014, we owned 112 issued patents globally, of which 38 were issued U.S. patents. As of January 31, 2014, we owned 75 patent applications pending globally, of which 37 were patent applications pending in the United States. Subject to payment of required maintenance fees, annuities and other charges, nine of our issued U.S. patents expire between 2018 and 2020, 21 expire between 2021 and 2025, and the remaining eight expire between 2026 and 2030.

As of January 31, 2014, our trademark portfolio contained 27 trademark registrations, 5 of which were U.S. trademark registrations, as well as several pending U.S. and foreign trademark applications.

In March 2008, in connection with the spin-off from Boston Scientific Corporation, we entered into several intellectual property agreements with the subsidiaries of Boston Scientific Corporation, Boston Scientific Scimed, Inc., referred to here as Scimed, and Endovascular Technologies, Inc., referred to here as EndoT. Under an exclusive license agreement with Scimed, we granted Scimed various exclusive and non-exclusive licenses to use certain patents and know-how outside of our retained field of EVAR, dissections or trauma for aortic, thoracic and iliac blood vessels. Scimed’s rights include the first right to enforce the licensed patents against third parties for infringement outside of our retained field and the right to consult with us and our counsel in the preparation and prosecution of the licensed patents and patent applications. Under a non-exclusive license agreement, Scimed and EndoT granted to us a non-exclusive, worldwide, royalty-free license to use certain other patents and know-how in the field of EVAR and dissections or trauma for aortic, thoracic and related repair of iliac blood vessels. Pursuant to the know-how agreement, Scimed irrevocably assigned to us the rights to technology and regulatory filings and granted us a further non-exclusive worldwide, royalty-free license to use certain additional patents and know-how related to the field of EVAR, dissections or trauma for aortic, thoracic or iliac blood vessels. Each of the exclusive license and the non-exclusive license agreement remains in effect, unless earlier terminated by either party for common contractual reasons such as a material breach by the other party, declaration of bankruptcy by a party or dissolution or liquidation of one party’s business, through the expiration of the last-to-expire patent underlying each respective agreement. The know-how agreement includes use of patents licensed to Scimed by a third party, and the know-how agreement remains in effect for as long as Scimed continues to have rights to those patents, which Scimed must use commercially reasonable efforts to maintain.

We also rely upon trade secrets, know-how, continuing technological innovation, and may rely upon licensing opportunities in the future, to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to proprietary information.

Third-Party Coverage and Reimbursement

In the United States, hospitals are the primary purchasers of our Ovation System. Hospitals in turn bill various third-party payors, such as Medicare, Medicaid and private health insurance plans, for the total healthcare services required to treat the patient’s AAA procedure. Government agencies, private insurers and other payors determine whether to provide coverage for a particular procedure and to reimburse hospitals for inpatient treatment at a fixed rate based on the diagnosis-related group, or DRG, as determined by the U.S. Centers for Medicare and Medicaid Services, or CMS. The fixed rate of reimbursement is based on the procedure performed, and is unrelated to the specific medical device used in that procedure. Medicare rates for the same or similar procedures vary due to geographic location, nature of facility in which the procedure is performed (i.e., teaching or community hospital) and other factors. While private payors vary in their coverage and payment policies, most look to coverage and payment by Medicare as a benchmark by which to make their own decisions.

Reimbursement of procedures utilizing our Ovation Systems currently is covered under specific DRG codes. For hospital reimbursement, patients treated with our Ovation Systems are classified under DRG codes 237 or 238, “Major Cardiovascular Procedures with Major Complications” and “Major Cardiovascular Procedures without Major Complications,” respectively, using the ICD-9 procedure code 39.71, “Endovascular implantation of other graft in abdominal aorta.” In the latest data published by CMS, the national average reimbursement under DRG codes 237 and 238 was approximately $29,500 and $18,400, respectively.

Some payors may deny reimbursement if they determine that the device used in a treatment was unnecessary, not cost-effective, or used for a non-approved indication. We cannot assure you that government or private third-party payors will cover and reimburse the procedures using our products in whole or in part in the future or that payment rates will be adequate.

Outside the United States, market acceptance of medical devices, including EVAR systems, depends partly upon the availability of reimbursement within the prevailing healthcare payment system. Reimbursement levels vary significantly by country, and by region within some countries. Reimbursement is obtained from a variety of sources, including government-sponsored and private health insurance plans, and combinations of both. A small number of countries may require us to gather additional clinical data before recognizing coverage and reimbursement for our products. It is our intent to complete the requisite clinical studies and obtain coverage and reimbursement approval in countries where it makes economic sense to do so.

Further, the increased emphasis on managed healthcare in the U.S. and on country and regional pricing and reimbursement controls in international markets will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our product sales and results of operations. These pressures can arise from rules and practices of insurers and managed care organizations, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, medical device reimbursement policies and pricing in general. Our ability to achieve market acceptance or significant sales volume will be dependent in large part on the availability of coverage and the level of reimbursement for procedures performed using our products under healthcare payment systems in such markets.

Government Regulation

Government Regulation—Medical Devices

United States

Our products are regulated in the United States as Class III medical devices by the FDA under the Federal Food, Drug and Cosmetic Act. The FDA classifies medical devices into one of three classes based upon controls the FDA considers necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls such as labeling, adherence to good manufacturing practices and maintenance of product complaint records, but are usually exempt from premarket notification requirements. Class II devices are subject to the same general controls and also are subject to special controls such as performance standards, and FDA guidelines, and may also require clinical testing prior to approval. Class III devices are subject to the highest level of controls because they are life-sustaining or life-supporting devices. Class III devices require rigorous clinical testing prior to their approval and generally require a pre-market approval, or PMA, or a PMA supplement approval prior to their sale.

Manufacturers must file an Investigational Device Exemption, or IDE, application if human clinical studies of a device are required and if the FDA considers investigational use of the device to represent significant risk to the patient. The IDE application must be supported by data, typically including the results of animal and engineering testing of the device. The animal and laboratory testing must meet the FDA’s good laboratory practice requirements. If the IDE application is approved by the FDA, human clinical studies may begin at a specific number of investigational sites with a maximum number of patients, as approved by the FDA. The clinical studies must be conducted under the review of an independent institutional review board to ensure the protection of patients’ rights.

Generally, upon completion of these human clinical studies, a manufacturer seeks approval of a Class III medical device from the FDA by submitting a PMA application. A PMA application must be supported by extensive data, including the results of the clinical studies, as well as testing and literature to establish the safety and effectiveness of the device. PMA approval may be conditioned upon the conduct of certain post-approval studies, such as long term follow-up studies.

FDA regulations require us to register as a medical device manufacturer with the FDA. Additionally, the California Department of Health Services, or CDHS, requires us to register as a medical device manufacturer within the state. Because of this, the FDA and the CDHS inspect us on a routine basis for compliance with the Quality System Regulation, or QSR. These regulations require that we manufacture our products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities. We have undergone and expect to continue to undergo regular QSR inspections in connection with the manufacture of our products at our facility. Further, the FDA requires us to comply with various FDA regulations regarding labeling. Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	delay in processing applications for new products or modifications to existing products;

•	mandatory product recalls;

•	withdrawing approvals that have already been granted; and

•	criminal prosecution.

The Medical Device Reporting laws and regulations require us to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our devices, as well as product malfunctions that likely would cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for off-label use. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

We are also subject to other federal, state and local laws, regulations, and recommendations relating to safe working conditions, laboratory, and manufacturing practices.

International

Our international sales are subject to regulatory requirements in the countries in which our products are sold. The regulatory review process varies from country to country and may in some cases require the submission of clinical data. In addition, the FDA must be notified of, or approve the export to certain countries of devices that require a PMA, and not yet approved in the United States.

In Europe, we need to comply with the requirements of the Medical Devices Directive, or MDD, and appropriately affix the CE Mark on our products to attest to such compliance. To achieve compliance, our products must meet the “Essential Requirements” of the MDD relating to safety and performance and we must successfully undergo verification of our regulatory compliance, or conformity assessment, by a Notified Body selected by us. The level of scrutiny of such assessment depends on the regulatory class of the product.

We are subject to continued surveillance by our Notified Body and will be required to report any serious adverse incidents to the appropriate authorities. We also must comply with additional requirements of individual countries in which our products are marketed.

Government Regulation—Fraud and Abuse and Other Healthcare Regulation

Anti-Kickback Statute

We are subject to various federal and state healthcare laws, including, but not limited to, anti-kickback laws. In particular, the federal Anti-Kickback Statute prohibits persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending a good or service, or for the purchasing, leasing, ordering, or arranging for or recommending, any good, facility, service or item for which payment may be made in whole or in part under federal healthcare programs, such as the Medicare and Medicaid programs. The federal Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. The term “remuneration” expressly includes kickbacks, bribes, or rebates and also has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value.

There are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution under the federal Anti-Kickback Statute. These statutory exceptions and safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they may not be prosecuted under the federal Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more applicable statutory exceptions or safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy all requirements of an applicable safe harbor may result in increased scrutiny by government enforcement authorities and will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, the intent standard under the federal Anti-Kickback Statute was amended under the Affordable Care Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act which is discussed below. Penalties for violations of the anti-kickback statute include, but are not limited to, criminal, civil and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from Medicare, Medicaid and other federal healthcare programs, and the curtailment or restructuring of operations. Various states have adopted laws similar to the federal Anti-Kickback Statute, and some of these state laws may be broader in scope in that some of these state laws extend to all payors and may not contain safe harbors.

Federal Civil False Claims Act

The federal civil False Claims Act prohibits, among other things, persons or entities from knowingly presenting or causing to be presented a false or fraudulent claim to, or the knowing use of false statements to obtain payment from or approval by, the federal government. Suits filed under the federal civil False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government. These individuals, sometimes known as “relators” or, more commonly, as “whistleblowers”, may share in any amounts paid by the entity to the government in fines or settlement. The number of filings of qui tam actions has increased significantly in recent years, causing more healthcare companies to have to defend a case brought under the federal civil False Claim Act. If an entity is determined to have violated the federal civil False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim. Many of these state laws are broader in scope and apply to all payors, and therefore, are not limited to only those claims submitted to the federal government.

Federal Civil Monetary Penalties Statute

The federal Civil Monetary Penalties Statute, among other things, imposes fines against any person who is determined to have presented, or caused to be presented, claims to a federal healthcare program that the person knows, or should know, is for an item or service that was not provided as claimed or is false or fraudulent.

Health Insurance Portability and Accountability Act of 1996

The federal Health Insurance Portability and Accountability Act, or HIPAA, created several new federal crimes, including healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. In addition, HIPAA and its implementing regulations established uniform standards for certain covered entities, which are healthcare providers, health plans and healthcare clearinghouses, as well as their business associates, governing the conduct of specified electronic healthcare transactions and protecting the security and privacy of protected health information.

The American Recovery and Reinvestment Act of 2009, commonly referred to as the economic stimulus package, included an expansion of HIPAA’s privacy and security standards called the Health Information Technology for Economic and Clinical Health Act, or HITECH. Among other things, HITECH created four new tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

The Federal Physician Payments Sunshine Act

The federal Physician Payment Sunshine Act requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with certain exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to “payments or other transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and to report annually to CMS ownership and investment interests held by physicians, as defined above, and their immediate family members in our company so long as it is privately held.

Healthcare Reform

In March 2010, President Obama enacted the Affordable Care Act, which has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the medical device industry. The Affordable Care Act will impact existing government healthcare programs and will result in the development of new programs. The Affordable Care Act’s provisions of importance include, but are not limited to, a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the U.S., with limited exceptions, effective January 1, 2013.

The full impact of the ACA, as well as other laws and reform measures that may be proposed and adopted in the future, remains uncertain, but may continue the downward pressure on medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs, which could have a material adverse effect on our business operations.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Product Liability

The manufacture and marketing of medical devices carries the significant risk of financial exposure to product liability claims. Our products are used in situations in which there is a high risk of serious injury or death. Such risks will exist even with respect to those products that have received, or in the future may receive, regulatory approval for commercial sale. We are currently covered under a product liability insurance policy with coverage limits of $10 million per occurrence and $10 million per year in the aggregate, subject to typical self-insured retention amounts.

Facilities

We lease our headquarters, research and development, and manufacturing facilities, aggregating approximately 110,000 square feet in Santa Rosa, California under a lease agreement that expires in February 2018, and may each be renewed for an additional five years, at our option. We also lease several small administrative offices in Dallas, Texas, Dresden, Germany, Milan, Italy and Nyon, Switzerland. We believe our current facilities will be adequate and suitable for our operations for the foreseeable future.

Employees

As of December 31, 2013, we had 253 employees, including 57 in manufacturing, 26 in operations, 19 in research and development, 10 in regulatory and clinical affairs, 16 in quality support, 106 in sales and marketing, and 19 in administration. We believe the success of our business will depend, in part, on our ability to attract and retain qualified personnel. Our employees are not subject to a collective bargaining agreement, and we believe that we have good relations with our employees.

Legal Proceedings

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to a medical device business. These matters may include product liability, intellectual property, employment, and other general claims. We accrue for contingent liabilities when it is probable that a liability has been incurred and the amount can be reasonably estimated. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information with respect to our directors and executive officers as of February 28, 2014.

Name	Age	Position(s)
Christopher G. Chavez	58	President, Chief Executive Officer and Chairman
Michael R. Kramer	38	Chief Financial Officer
Michael V. Chobotov, Ph.D.*	53	Chief Technology Officer; Co-founder, Director
Robert G. Whirley, Ph.D.	53	Vice President, Research and Development; Co-founder
Kimberley A. Elting	49	Vice President, Corporate Affairs, General Counsel, Chief Compliance Officer and Secretary
Vivek K. Jayaraman	39	Vice President, Global Sales and Marketing
Louis J. Molinari	52	Vice President, Manufacturing Operations
Shari L. O’Quinn	41	Vice President, Clinical/Regulatory Affairs and Quality
Samuel E. Brasch*	39	Director
Ryan D. Drant(2)(3)	43	Director
Daniel J. Moore(1)(2)	52	Director
Jake R. Nunn(1)	43	Director
Arun Ramamoorthy*	41	Director
Douglas A. Roeder(2)	43	Director
James P. Scopa(1)(3)	55	Director
James M. Shapiro*	55	Director
Robert W. Thomas(3)	52	Director

Key Employees
Joseph W. Humphrey, Ph.D.	55	Vice President, Manufacturing Technology; Co-founder
Shane T. Gleason	39	Vice President of Sales-U.S.
Robert T. Woolley	37	Vice President of Sales-Europe

*	Messrs. Brasch, Ramamoorthy and Shapiro and Dr. Chobotov have informed us that they will resign from our Board of Directors prior to the effectiveness of the registration statement of which this prospectus is a part.

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

The following is a biographical summary of the experience of our executive officers and directors:

Christopher G. Chavez joined us as President, Chief Executive Officer and Chairman in April 2012. Mr. Chavez has over 30 years of leadership experience in the medical device industry. From 2005 through August 2011, Mr. Chavez served as President of the Neuromodulation Division of St. Jude Medical, Inc., or St. Jude Medical, and served as CEO, President and Director of Advanced Neuromodulation Systems, or ANS, from 1998 until its acquisition by St. Jude Medical in 2005. Prior to ANS, Mr. Chavez spent 17 years at Johnson & Johnson, most recently as Vice President and General Manager of the Infection Control Business Unit. Mr. Chavez served on the board of directors of Advanced Medical Optics Inc. from 2002 until it was acquired by Abbott Laboratories Inc. in 2009. Mr. Chavez has previously served as Chairman of the Medical Device Manufacturers Association and Chairman of the Dallas/Fort Worth Health Industry Council. Mr. Chavez received his M.B.A. from Harvard Business School and his Bachelors of Accountancy from New Mexico State University, Las Cruces.

Michael R. Kramer joined us as Chief Financial Officer in September 2010. Prior to joining us, Mr. Kramer served as Chief Financial Officer at ATS Medical, Inc., or ATS, a publicly traded cardiovascular device company, from July 2007 to September 2010. From October 2006 to July 2007 Mr. Kramer served as Senior Director of Finance and acting Chief Financial Officer of ATS. Prior to ATS, Mr. Kramer served as Controller at CABG Medical, Inc., a cardiovascular device manufacturer and as Corporate Finance Manager at Ecolab, Inc., a developer and marketer of products and services to the hospital, foodservice, healthcare and industrial markets. Prior to Ecolab, Inc., Mr. Kramer was a manager in the assurance and advisory services practice at the professional services firm of Ernst & Young LLP. Mr. Kramer received his Bachelors of Accountancy from the University of North Dakota. Mr. Kramer is a certified public accountant (inactive).

Michael V. Chobotov, Ph.D. co-founded TriVascular as President and CEO in 1998, and led its spin-off from Boston Scientific Corporation in 2008, serving as President and CEO until 2012. He currently serves as our Chief Technology Officer and as a member of the our board of directors. Prior to co-founding TriVascular in 1998, Dr. Chobotov co-founded TransMotive Technologies, an engineering and product development consulting company. Previously, Dr. Chobotov served as Senior Vice President of R&D and board member of U.S. Electricar, and Senior Systems Engineer at Hughes Space and Communications. He also led the design of the Lunar Prospector, which was subsequently implemented as the first NASA Discovery mission. Dr. Chobotov received his Ph.D. in Mechanical Engineering, his M.S. in Mechanical Engineering and his B.S. in Engineering and Applied Science, all from the California Institute of Technology.

Robert G. Whirley, Ph.D. co-founded TriVascular in 1998, and currently serves as our Vice President, Research and Development. Prior to rejoining TriVascular in March 2008, Dr. Whirley worked as an independent consultant starting in August 2006. Prior to his work as a consultant, Dr. Whirley served as Vice President, Research and Development for Vascular Surgery for Boston Scientific Corporation after it acquired TriVascular in May 2005. Prior to co-founding TriVascular in 1998, Dr. Whirley’s previous experience included co-founder and Vice President, Engineering for TransMotive Technologies, Vice President of Technology R&D for U.S. Electricar, and President of Livermore Research and Engineering Corp. Dr. Whirley received his Ph.D. in Mechanical Engineering from the California Institute of Technology, his M.S. in Applied Mechanics from the California Institute of Technology, and his Bachelors of Mechanical Engineering from Georgia Institute of Technology.

Kimberley A. Elting joined us as General Counsel and Vice President, Corporate Affairs in March 2013. In July 2013 she was appointed our Chief Compliance Officer. In this role, Ms. Elting leads the legal, compliance, human resources and government affairs functions, and also serves as the company’s corporate Secretary. Prior to joining us, Ms. Elting served in various roles of increasing responsibility with St. Jude Medical, most recently as General Counsel and Vice President Human Resources & Health Policy for the Neuromodulation division of St. Jude Medical, from January 2007 to January 2013. Prior to joining St. Jude Medical, Ms. Elting was a partner at the Jones Day law firm where she counseled clients in the health care sector on mergers & acquisitions and regulatory matters. Ms. Elting received her B.A. in Politics from Ithaca College, her J.D. from the University of Denver and her LL.M. in Health Law from Loyola University Chicago.

Vivek K. Jayaraman joined us as Vice President, Global Sales and Marketing in October 2009. Mr. Jayaraman previously served in various roles of increasing responsibility at Medtronic, Inc. from 2001 to 2009, most recently as the Vice President of Global Marketing—Endovascular Innovations. Previously, Mr. Jayaraman led Medtronic’s Peripheral Vascular business, worked as a Policy Fellow in Medtronic’s Government Affairs Office in Washington, D.C. and served as an expatriate in Hong Kong and Tokyo in a sales leadership role. Mr. Jayaraman also worked at the Johnson & Johnson Development Corporation, and began his career at The Wilkerson Group, a healthcare focused management consultancy. Mr. Jayaraman received his M.B.A. in Health Care Management from The Wharton School at The University of Pennsylvania and his dual B.S. degree in Biology and History from the University of Michigan.

Louis J. Molinari rejoined us as Vice President, Manufacturing Operations in April 2008. Prior to that, Mr. Molinari served as Director of Operations for Brooks Automation, Inc. from May 2007 to April 2008. Mr. Molinari also previously served as Director of Manufacturing/Process Development Engineering for TriVascular and in the same role for Boston Scientific Corporation. Mr. Molinari received his B.S. in Electrical Engineering from California Polytechnic University, San Luis Obispo.

Shari L. O’Quinn joined us as Vice President, Clinical/Regulatory Affairs and Quality in September 2009. Ms. O’Quinn previously served as the Vice President of Clinical and Regulatory at Aptus Endosystems, Inc. from February 2007 to August 2009. Prior to that, Ms. O’Quinn served as Director of Clinical and Regulatory at Bard Peripheral Vascular. Ms. O’Quinn began her career as a consultant at Quintiles Medical Technology Consultants where she specialized in developing global clinical and regulatory strategies for commercialization of implantable cardiovascular devices. Ms. O’Quinn received her B.A. from the University of Virginia.

Samuel E. Brasch has been a member of our board of directors since June 2012. Mr. Brasch has served as a Director of Kaiser Permanente Ventures since July 2012. Previously, Mr. Brasch was an Executive-in-Residence and Vice President with Frazier Healthcare Ventures from January 2006 to March 2011. Mr. Brasch currently serves on the boards of directors of four additional private companies. Mr. Brasch received his B.A. in Public Policy from Stanford University and his M.B.A. in Health Care Management from The Wharton School at The University of Pennsylvania. We believe that Mr. Brasch’s knowledge and experience from serving in a management role at a major medical device company, and his experience with a variety of medical device growth companies in his venture capital roles qualify him to serve on our board of directors.

Ryan D. Drant has been a member of our board of directors since July 2010. Mr. Drant has served as a General Partner with New Enterprise Associates, Inc. since 2004 where he specializes in healthcare investments in the medical device, healthcare information technology and specialty pharmaceutical sectors. Prior to joining NEA, Mr. Drant worked in the Health Care Investment Banking Group of Alex. Brown & Sons. Mr. Drant currently serves on the boards of directors of several additional private companies. Mr. Drant received his B.A. from Stanford University. We believe that Mr. Drant’s extensive knowledge of the healthcare industry, and in particular his substantial experience with medical device companies of various sizes, qualify him to serve on our board of directors.

Daniel J. Moore has been a member of our board of directors since September 2010. Mr. Moore has served as President and Chief Executive Officer of Cyberonics Inc. since May 2007. Mr. Moore joined Cyberonics from Boston Scientific Corporation, where he held various positions in sales, marketing and senior management in the United States and in Europe, most recently as President, International Distributor Management. Mr. Moore currently serves on the boards of directors of two additional private companies. Mr. Moore received his B.A. from Harvard College and his M.B.A. from Boston University. We believe that Mr. Moore’s extensive knowledge and experience from serving in various management and executive roles in the medical devices industry qualify him to serve on our board of directors.

Jake R. Nunn has been a member of our board of directors since March 2008. Mr. Nunn joined New Enterprise Associates, Inc., a venture capital firm, in 2006 as a Partner, where he focuses on later-stage specialty pharmaceuticals, biotechnology and medical device investments. From January 2001 to June 2006, Mr. Nunn served as a Partner and an analyst for the MPM BioEquities Fund, a public life sciences fund at MPM Capital, L.P., a private equity firm, where he specialized in life sciences investing. Previously, Mr. Nunn was a healthcare research analyst and portfolio manager at Franklin Templeton Investments and an investment banker with Alex. Brown & Sons. Mr. Nunn currently serves on the boards of directors of Hyperion Therapeutics, Transcept Pharmaceuticals, Inc., Trevena, Inc. and two additional private companies. Mr. Nunn received his A.B. in Economics from Dartmouth College and his M.B.A. from the Stanford Graduate School of Business. Mr. Nunn also holds the Chartered Financial Analyst designation, and is a member of the CFA Society of San Francisco. We believe that Mr. Nunn’s experience in investing in life sciences, later-stage specialty pharmaceuticals, biotechnology and medical device investments, as well as his business and educational background and CFA certification, qualify him to serve on our board of directors.

Arun Ramamoorthy has been a member of our board of directors since November 2012. Mr. Ramamoorthy has been a Partner at Pinnacle Ventures since 2012, and previously served as a Principal there starting in April 2007. Prior to joining Pinnacle Ventures, Mr. Ramamoorthy worked at Intel Corporation for over eight years in various roles in marketing, technology and product development, and supply chain management. Mr. Ramamoorthy received his B.Tech from the Indian Institute of Technology, Madras, India, his M.S. in Electrical Engineering from the University of Michigan, and his M.B.A. from the Haas School of Business at the University of California at Berkeley. We believe that Mr. Ramamoorthy’s extensive operational knowledge and experience with growth companies qualify him to serve on our board of directors.

Douglas A. Roeder has been a member of our board of directors since March 2008. Mr. Roeder joined Delphi Ventures as an Associate in 1998, and has been a Partner since 2000, focusing on medical devices, diagnostics and biotechnology. Prior to joining Delphi Ventures, Mr. Roeder was an Associate with Alex. Brown & Sons Healthcare Investment Banking Group in San Francisco, where he focused on the medical device, life sciences and healthcare services industries. He also previously worked with Putnam Associates, a strategy consulting firm focused on the pharmaceutical and biotechnology industries. Mr. Roeder currently serves on the boards of directors of Tandem Diabetes, Inc. and five additional private companies. Mr. Roeder received his A.B. from Dartmouth College. We believe that Mr. Roeder’s experience on several boards of directors of companies in the life sciences industry provides him with key skills in working with directors, understanding board process and functions and working with financial statements. We also believe that he brings to our board his long-term investing experience with numerous companies in the healthcare and medical device industries, all of which qualify him to serve on our board of directors.

James P. Scopa has been a member of our board of directors since March 2008. Mr. Scopa is a Managing Director in MPM Capital’s San Francisco office, having joined the firm in 2005. Previously, Mr. Scopa spent 18 years advising growth companies in biopharmaceuticals and medical devices at Deutsche Banc Alex. Brown and Thomas Weisel Partners. At Deutsche Banc Alex. Brown he served as Managing Director and Global Co-Head of Healthcare Investment Banking. At Thomas Weisel Partners he served on the Investment Committee for TWP’s Health Care venture fund as well as Co-Director of Healthcare Investment Banking. Mr. Scopa currently serves on the boards of directors of Conatus, Inc. and three additional private companies. Mr. Scopa received his A.B. from Harvard College, his M.B.A. from Harvard Business School and his J.D. from Harvard Law School. We believe that Mr. Scopa’s extensive knowledge of the healthcare industry, and experience with growth companies in the medical devices industry in particular, qualify him to serve on our board of directors.

James M. Shapiro has been a member of our board of directors since March 2008. Mr. Shapiro has served as a Managing Director of Kearny Venture Partners, a venture capital firm, and its predecessor, Thomas Weisel Healthcare Venture Partners, since March 2003. Since January 2000, Mr. Shapiro has also been a General Partner of ABS Healthcare Ventures. Mr. Shapiro also currently serves on the boards of directors of Baxano Surgical, Inc., Hansen Medical, Inc. and four additional private companies. Mr. Shapiro received his A.B. in Molecular Biology from Princeton University, and his M.B.A. from the Stanford University Graduate School of Business. We believe that Mr. Shapiro’s healthcare investment banking experience and service on several boards of emerging growth companies in the medical technology industry qualify him to serve on our board of directors.

Robert W. Thomas has been a member of our board of directors since March 2008. Mr. Thomas served as our interim executive chairman from January 2012 to April 2012. Mr. Thomas has served as a Venture Partner at Aphelion Capital, LLC, or Aphelion, since March 2013. Prior to joining Aphelion, Mr. Thomas served as Chief Executive Officer at Foxhollow Technologies Inc. From 1998 to 2006. Mr. Thomas also currently serves on the boards of directors of another private company, and has served on the boards of four other private companies in the past five years. Mr. Thomas received his B.A. degree in Economics from Ursinus College. We believe that Mr. Thomas’ extensive knowledge and experience from serving as CEO of a public company and as an investor in companies at various stages of development qualify him to serve on our board of directors.

Joseph W. Humphrey, Ph.D. co-founded TriVascular in 1998, and serves as our Vice President of Manufacturing Technology. Dr. Humphrey has held numerous positions with our company, including Vice President of Administration, CFO, and CIO. Prior to TriVascular, Dr. Humphrey co-founded TransMotive Technologies, where he served as Vice President of Technology. Prior to that, Dr. Humphrey served as Vice President of Programs for U.S. Electricar, Co-founder and President of Advanced Projects Research Inc., Research Scientist at the Marquardt Company, and Research Scientist at the Aerojet Propulsion Research Institute. Dr. Humphrey received his B.S. degree in Mechanical Engineering from the Georgia Institute of Technology, his M.S. in Mechanical Engineering from California Institute of Technology, and his Ph.D. in Mechanical Engineering from the California Institute of Technology.

Shane T. Gleason joined us as Vice President, U.S. Sales in August 2010. Mr. Gleason joined us from Abbott Laboratories, or Abbott, where he served in a variety of Sales and Marketing roles of increasing leadership responsibility within the vascular business from 2002 to 2010, most recently as the Director of Global

Marketing for Abbott Vascular’s Endovascular franchise. Prior to Abbott, Mr. Gleason held sales positions with Smiths Medical Level 1 and Medline Industries. Mr. Gleason received his B.S. in Engineering Science and Mechanics with a concentration in Biomechanical Engineering from the Virginia Polytechnic Institute and State University and his M.B.A. from The Robert H. Smith School of Business at the University of Maryland.

Robert T. Woolley joined us as the International Director of Commercial Operations, based in Switzerland, in March 2010. Previously, Mr. Woolley worked for the Dow Chemical Company from 2008 to August 2010 and from 1999 to 2003. Mr. Woolley also previously worked for Medtronic from 2005 to 2008 in various capacities, including cardiac rhythm management, spine and biologics, diabetes, and diagnostics in both the United States and Europe. Mr. Woolley received his B.S. in Mechanical Engineering from Brigham Young University and his M.B.A. from Harvard Business School.

Board of Directors and Director Independence

Our board of directors is currently composed of nine non-employee members and our Chief Executive Officer, Christopher G. Chavez, and our Chief Technology Officer, Michael V. Chobotov. In connection with this offering, we intend to decrease the size of the Board to seven, to be composed of six non-employee directors and Mr. Chavez.

We intend to amend and restate our certificate of incorporation and bylaws in connection with this offering to provide that the number of directors may be determined from time to time by resolution of our board of directors. Upon the closing of this offering, we will have seven directors. Except as otherwise required by law, our board of directors will be divided into three classes, as follows:

•	Class I, which initially will consist of Mr. Chavez and Mr. Nunn, whose terms will expire at our annual meeting of stockholders to be held in 2015;

•	Class II, which initially will consist of Mr. Moore and Mr. Scopa, whose terms will expire at our annual meeting of stockholders to be held in 2016; and

•	Class III, which initially will consist of Mr. Drant, Mr. Roeder and Mr. Thomas, whose terms will expire at our annual meeting of stockholders to be held in 2017.

Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of directors or a vacancy will be filled by the directors then in office, except as required by law.

Directors will only be removed for cause and by the affirmative vote of the holders of at least a majority of the shares then entitled to vote at an election of directors, except as required by law. Because only one-third of our directors will be elected at each annual meeting, two consecutive annual meetings of stockholders could be required for the stockholders to change a majority of the board.

Currently, Douglas A. Roeder serves on our board of directors as nominee of entities affiliated with Delphi Ventures, James P. Scopa serves on our board of directors as nominee of entities affiliated with MPM Capital, James M. Shapiro serves on our board of directors as nominee of entities affiliated with Kearny Ventures, Arun Ramamoorthy serves on our board of directors as nominee of entities affiliated with Pinnacle Ventures, Samuel E. Brasch serves on our board of directors as nominee of entities affiliated with Kaiser Ventures, and Ryan D. Drant and Jake R. Nunn serve on our board of directors as nominees of entities affiliated with NEA, in each case pursuant to the voting provisions of a stockholder agreement among us and our stockholders. These voting provisions will terminate upon completion of this offering. For additional information, see “Certain Relationships and Related Party Transactions—Fourth Amended and Restated Stockholders’ Agreement.”

There is no family relationship between any director, executive officer or person nominated to become a director or executive director.

Our board has determined that each of Messrs. Brasch, Drant, Moore, Nunn, Ramamoorthy, Roeder, Scopa, Shapiro and Thomas are “independent” as defined in the currently applicable listing standards of the NASDAQ

Global Market. Mr. Chavez and Dr. Chobotov are not independent because they are each one of our executive officers.

Board Leadership Structure and Board’s Role in Risk Oversight

Our amended and restated bylaws and corporate governance principles do not require that our chairman and chief executive officer positions be separate, and our board of directors believes that Mr. Chavez’s service as both chairman of the board and Chief Executive Officer is in the best interest of our company and our stockholders. Mr. Chavez possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing us and our business and is, therefore, best positioned to develop agendas that ensure that the board’s time and attention are focused on the most critical matters in exercising its fundamental role of providing advice to and independent oversight of management. His combined role enables decisive leadership, ensures clear accountability, and enhances our ability to communicate our message and strategy clearly and consistently to our stockholders, employees, customers and suppliers.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our operations, strategic direction and intellectual property, which are discussed in the section entitled “Risk Factors.” Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting.

Board Committees

Our board directs the management of our business as provided by Delaware law and conducts its business through meetings of the board of directors, an audit committee, a compensation committee, and a nominating and corporate governance committee. Further, from time to time, other committees may be established under the direction of the board when necessary to address specific issues. The composition of the board committees will comply, when required, with the applicable rules of the NASDAQ Global Market and applicable law.

Compensation Committee

Our compensation committee upon completion of this offering will consist of Messrs. Drant, Moore and Roeder (Chair), each of whom is an independent director, as defined in the NASDAQ Global Market qualification standards. However, the NASDAQ listing standards and SEC rules provide a grace period for meeting the compensation committee independence requirements for a company conducting an initial public offering. That grace period provides that one member of the committee must be independent at the time of listing, a majority of the members must be independent within 90 days of listing, and all committee members must be independent within one year of listing. The functions of this committee include:

•

reviewing our company’s overall compensation strategy, including base salary, incentive compensation and equity-based grants, to assure that it promotes stockholder interests and supports our strategic and tactical objectives, and that it provides for appropriate rewards and incentives for our management and employees;

•	administering and, if necessary, revising our company’s 401(k) plan, any deferred compensation plans, and any additional employee benefit plans;

•	reviewing with management our company’s major compensation-related risk exposures and the steps management has taken, or should consider taking, to monitor or mitigate such exposures; and

•

overseeing our company’s compliance with regulatory requirements associated with compensation of our directors, executive officers and other employees, including reviewing the any executive compensation disclosures, any conflict of interest disclosure with regard to any compensation consultant retained by the compensation committee, and any other compensation disclosure prepared in response to disclosure requirements to the extent applicable to us.

Audit Committee

Our audit committee upon completion of this offering will consist of Messrs. Moore, Nunn (Chair) and Scopa, each of whom is an independent director, as defined in the NASDAQ Global Market qualification standards. However, the NASDAQ listing standards and SEC rules provide a grace period for meeting the audit committee independence requirements for a company conducting an initial public offering. That grace period provides that all but one of the members of the listed issuer’s audit committee may be exempt from the independence requirements for 90 days from the date of effectiveness of the registration statement registering the company’s initial public offering, and a minority of the members of the listed issuer’s audit committee may be exempt from the independence requirements for one year from the date of effectiveness.

Mr. Nunn qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC. The functions of this committee include:

•

overseeing our company’s corporate accounting and financial reporting practices, the audits of the our financial statements by the company’s independent registered public accounting firm, and our internal audit function;

•

monitoring the periodic reviews of the adequacy of the accounting and financial reporting processes and systems of internal control that are conducted by the independent registered public accounting firm and our company’s senior management, and internal audit function;

•

appointing the independent registered public accounting firm; determining and approving the fees paid to such firm and reviewing and evaluating the qualifications, independence and performance of such firm;

•	reviewing and evaluating the organization and performance of our company’s internal audit function; and

•	preparing a report to be included in our company’s annual proxy statement as required by the rules and regulations of the SEC under U.S. federal securities laws.

Both our independent registered public accounting firm and internal financial personnel regularly meet privately with the audit committee and have unrestricted access to this committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee upon completion of this offering will consist of Messrs. Drant, Scopa (Chair) and Thomas. All members of the nominating and corporate governance committee are independent directors, as defined in the NASDAQ Global Market qualification standards. The functions of this committee include:

•	identifying, considering and nominating candidates for membership on the board of directors consistent with criteria approved by the board of directors;

•	developing and recommending corporate governance guidelines and policies for our company;

•	overseeing the evaluation of the board of directors and its committees, including an annual evaluation of the corporate governance committee; and

•

advising the board of directors on corporate governance matters and board of directors performance matters, including recommendations regarding the structure and composition of the board of directors and its committees.

Director Compensation

The compensation and benefits for service as a member of the board of directors is determined by our board of directors. We reimburse each of our directors for any out-of-pocket expenses in connection with attending meetings of our board of directors and committees of the board of directors.

Historically, certain of our non-employee directors have been granted options to purchase shares of our common stock as compensation for their service on our board of directors. These grants were in lieu of cash or other compensation and were not awarded according to any schedule or on an annual basis.

Director Compensation Table

The following table shows information regarding the compensation earned during the year ended December 31, 2013 by our non-employee directors.

Name	Option Awards ($)(1)	Total ($)
Robert W. Thomas	23,400	23,400
Daniel J. Moore	23,400	23,400

(1)	The amounts in this column reflect the aggregate grant date fair value and the incremental repricing-related fair value of the stock options under FASB ASC Topic 718, which was determined using the Black-Scholes Method with an option value of $4.75 per share and the assumptions set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

The following table summarizes the outstanding equity awards held by our non-employee directors as of December 31, 2013.

Name	Number of Securities Underlying Unexercised Options Exercisable(1) (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)			Option Expiration Date
Robert W. Thomas	2,824 2,050 123 328 4,621 —	— 1,287 — 534 7,702 4,929	$ $ $ $ $ $	14.20 2.43 14.20 2.43 2.43 8.93	(2) (3)	10/5/2020 10/5/2020 1/30/2022 1/30/2022 8/29/2022 11/29/2023
Daniel J. Moore	2,824 2,050 4,621 —	— 1,287 7,702 4,929	$ $ $ $	14.20 2.43 2.43 8.93	(4)	10/5/2020 10/5/2020 8/29/2022 11/29/2023

(1)

All option awards were granted to our non-employee directors under our 2008 Equity Incentive Plan and 1/48th of the options vest in equal monthly installments over a four-year period beginning one month following the applicable vesting commencement date. All options have a ten-year term and are subject to full vesting acceleration in the event of a change in control.

(2)	Represents the portion of the option originally granted in October 2010 that was repriced from $14.20 to $2.43 per share in August 2012.

(3)	Represents the portion of the option originally granted in January 2012 that was repriced from $14.20 to $2.43 per share in August 2012.

(4)	Represents the portion of the option originally granted in October 2010 that was repriced from $14.20 to $2.43 per share in August 2012.

No non-employee directors received any cash compensation during the year ended 2013. However, non-employee directors not affiliated with venture capital funds received stock options in 2013 as compensation for their services.

Non-Employee Director Compensation Program

In April 2014, our board of directors approved a non-employee director compensation program, or Director Compensation Program, to be effective in connection with this offering. Under this Director Compensation Program, we will pay our non-employee directors an annual cash retainer for services on the board of directors and for services on each committee of the board of which the director is a member, payable in quarterly installments, and prorated for the remainder of the year in which this offering occurs. The chairman of each committee will receive higher retainers for such services instead of the fees other committee members receive. The annual fees payable to non-employee directors for services on the board of directors and for services on each committee of the board of directors of which the director is a member are as follows:

	Member Annual Retainer	Committee Chairman Annual Retainer
Board of Directors	$40,000	$	N/A
Audit Committee	10,000		20,000
Compensation Committee	7,500		15,000
Nominating and Corporate Governance Committee	4,000		8,000

We will also continue to reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending our board of director and committee meetings.

In addition, under our Director Compensation Program, each non-employee director joining our board of directors following the completion of this offering will be automatically granted an initial stock option to purchase 20,000 shares of our common stock, vesting monthly over a three-year period, subject to the director’s continued service as a director. Further, on the date immediately following the date of each of our annual stockholder meeting after the completion of this offering, each non-employee director who continues to serve as a non-employee member of the board will be automatically granted an annual stock option for 10,000 shares of our common stock, vesting monthly over a one-year period, subject to the director’s continued service as a director. The exercise price of these options will equal the fair market value of our common stock on the date of grant. Each of these options will be granted under our 2014 Equity Incentive Plan, will have a term of ten years from the date of grant (subject to earlier termination in connection with a termination of service as provided in the plan), and will be subject to 100% vesting acceleration in the event of certain events constituting a change of control of our company.

This program is intended to provide a comprehensive compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our stockholders.

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Code of Conduct and Ethics

Our board of directors has adopted a code of conduct and ethics that establishes the standards of ethical conduct applicable to all directors, officers and employees of our company and addresses, among other things, conflicts of interest, corporate opportunities, regulatory reporting, medical device laws, communications and confidentiality requirements. We have amended the code in connection with this offering to also address, among other things, compliance with disclosure controls and procedures, internal controls over financial reporting and prohibitions on insider trading. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not include or incorporate by reference into this prospectus the information on or accessible through our website. The nominating and corporate governance committee is responsible for applying and interpreting our code of conduct and ethics in situations where questions are presented to it.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee, at any time, has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see “Certain Relationships and Related Party Transactions.”

Executive Compensation

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. Our named executive officers for the year ended December 31, 2013 are:

•	Christopher G. Chavez, our Chief Executive Officer;

•	Michael R. Kramer, our Chief Financial Officer; and

•	Michael V. Chobotov, our Chief Technology Officer.

The primary objective of our compensation policies and programs with respect to executive compensation is to serve our stockholders by attracting, retaining and motivating talented and qualified executives. We focus on providing a competitive compensation package that provides significant short and long-term incentives for the achievement of measurable corporate and individual performance objectives. Decisions regarding executive compensation are the primary responsibility of our compensation committee. Our board of directors regularly assesses our compensation policies for any practices that are reasonably likely to have a material adverse effect on our company; as of the end of December 31, 2013, our board of directors concluded that our compensation policies did not present any such risks to the company.

In 2013, we compensated our named executive officers through a mix of base salary, bonus and equity compensation at levels that we believed were comparable to those of executives at companies of similar size and stage of development. Our named executive officers were awarded stock option grants under our 2008 Equity Incentive Plan, as amended, or 2008 Plan, as well as cash bonuses based on our achievement of corporate performance targets that were set during the year.

We have not yet established a formal policy with respect to our allocations between long-term equity compensation and short-term incentive compensation. As a private company, our compensation plans and the amount of each compensation element to pay our named executive officers were generally developed by our management and approved by our board of directors on an individual, case-by-case basis utilizing a number of factors, including publicly available data and our general business conditions and objectives, as well as our subjective determination with respect to each executive’s individual contributions to such objectives.

Summary Compensation Table

The following table shows information regarding the compensation earned during the year ended December 31, 2013 by our named executive officers.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Christopher G. Chavez	2013	450,000	852,797	2,974	(2)	1,305,771
President and Chief Executive Officer
Michael R. Kramer	2013	275,000	152,100	558	(3)	427,658
Chief Financial Officer
Michael V. Chobotov	2013	264,000	387,735	558	(3)	652,293
Chief Technology Officer

(1)	The amounts in this column reflect the aggregate grant date fair value and the incremental repricing-related fair value of the stock options under FASB ASC Topic 718, which was determined using the Black-Scholes Method with an option value of $4.75 per share, except for an option to purchase 29,720 shares of common stock granted to Mr. Chavez with an option value of $1.72 per share, and the assumptions set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

(2)	This amount represents reimbursement to Mr. Chavez for: (i) $479 of travel benefits; (ii) $1,937 of supplemental health insurance; and (iii) company-paid term life insurance premiums in the amount of $558.

(3)	This amount represents company-paid term life insurance premiums in the amount of $558.

Narrative to Summary Compensation Table

We are currently evaluating various compensation programs to implement upon the completion of this offering. The disclosures below describe our historical compensation practices, except as specifically noted.

Annual Salary

We review compensation annually for our named executive officers. In setting base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders, and a long-term commitment to our company. We do not target a specific competitive position or a specific mix of compensation among base salary, bonus or long-term incentives.

Our board of directors has historically determined the compensation for our executive officers and more recently delegated this authority to the Compensation Committee, other than with respect to our chief executive officer. Our compensation committee typically reviews and discusses management’s proposed compensation with the chief executive officer for all executive officers other than the chief executive officer. Based on those discussions and its discretion, the compensation committee then approves the compensation for our executive officers. Our board of directors, without members of management present, discusses the compensation committee’s report on these matters and approves the compensation of our chief executive officer. Upon completion of this offering, our compensation committee will have the authority to determine compensation for our executive officers, including the chief executive officer. Our compensation committee recently engaged a compensation consultant to assist with the determination of a peer group of companies for purposes of determining executive compensation.

Nonequity Incentive Plan Compensation

Our annual bonus program motivates and rewards our executives for achievements relative to our goals and expectations for each fiscal year. Each named executive officer has a target bonus opportunity, defined as a percentage of his annual salary. For 2013, the target bonus opportunities for each of Mr. Chavez, Mr. Kramer and

Dr. Chobotov were 100%, 30% and 30%, respectively. Following the end of each year, our board of directors and compensation committee review each named executive officer’s attainment of specified performance goals as well as our achievement of annual financial and operational targets to determine the amount of the bonuses to be paid. Material considerations in determining bonuses include the achievement of a named executive officer’s corporate objectives for the year; the executive officer’s handling of unplanned events and opportunities; the chief executive officer’s input with respect to the performance of the company, our executives and our financial performance relative to our plan, including attainment of revenue targets compared to objectives set by the compensation committee of the board of directors. Based on these factors and in the sole discretion of our board of directors and compensation committee, no bonuses were approved or paid in 2013 to our named executive officers.

Long-Term Incentives

Our 2008 Plan authorizes us to make grants to eligible recipients of non-qualified stock options, incentive stock options, stock awards, and other forms of awards, such as restricted stock units. To date, we have granted only stock options to our named executive officers under the 2008 Plan.

We typically grant stock options at the start of employment to each named executive officer and our other employees. To date, we have not maintained a practice of granting additional equity on an annual basis, but we have granted additional equity following significant equity financings, and we have retained discretion to provide additional targeted grants in certain circumstances.

We award our equity grants on the date our board of directors approves the grant. We set the option exercise price and grant date fair value based on our per-share valuation on the date of grant. For grants in connection with initial employment, vesting begins on the initial date of employment. Time vested stock option grants to our executives and most employees typically vest 25% on the first anniversary of the vesting commencement date and in equal monthly installments thereafter over a four-year period. Our equity grants to the U.S. sales force are subject to a different vesting schedule, with 33% vesting on the second anniversary of the vesting commencement date, 33% vesting on the third anniversary and the remainder on the fourth anniversary.

Outstanding Equity Awards at 2013 Year-End

The following table summarizes the outstanding equity awards held by our named executive officers as of December 31, 2013.

Name	Number of Securities Underlying Unexercised Options Exercisable(#)(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)		Market Value of Shares of Units of Stock that Have not Vested ($)(4)
Christopher G. Chavez	—	—	—		—	309,764	(5)	3,391,916
	29,720	—	$3.25		2/20/2023
	—	168,865	$8.93		11/30/2023
Michael R. Kramer	13,546	—	$14.20		10/5/2020
	9,849	6,181	$2.43	(2)	10/5/2020
	—	—	—		—	54,081	(6)	592,187
	—	32,043	$8.93		11/29/2023
Michael V. Chobotov	33,709	—	$12.58		3/5/2020
	18,641	3,496	$2.43	(3)	3/5/2020
	—	—	—		—	47,571	(7)	520,902
	25,858	55,826	$8.93		11/29/2023

(1)	All option awards were granted under our 2008 Plan, discussed in further detail below, and, unless otherwise specified, vest 25% on the 1st anniversary of the vesting commencement date and in equal monthly installments thereafter over a four-year period. All options have a ten-year term.

(2)	Represents 16,031 shares underlying options that were repriced from $14.20 per share to $2.43 per share in August 2012. The options were originally granted in October 2010.

(3)	Represents 22,137 shares underlying options that were repriced from $12.58 per share to $2.43 per share in August 2012. The options were originally granted in March 2010.

(4)	At December 31, 2013, the fair market value of our common stock was $10.95.

(5)	In September 2012, Mr. Chavez early exercised 446,060 shares of common stock. The early exercise shares are subject to monthly vesting over a three-year period beginning on February 1, 2013. Any unvested shares are subject to repurchase by us at the original exercise price of the option upon termination of service. As of December 31, 2013, 136,296 of these shares had vested.

(6)	In September 2012, Mr. Kramer early exercised 89,514 shares of common stock. The early exercise shares are subject to standard vesting. Any unvested shares are subject to repurchase by us at the original exercise price of the option upon termination of service. As of December 31, 2013, 35,432 of these shares had vested.

(7)	In January 2011 and September 2012, Dr. Chobotov early exercised 49,642 and 61,621 shares of common stock, respectively. The early exercise shares are subject to standard vesting. Any unvested shares are subject to repurchase by us at the original exercise price of the option upon termination of service. As of December 31, 2013, 63,691 of these shares had vested.

Pension Benefits

We do not have any qualified or non-qualified defined benefit pension plans.

Non-qualified Deferred Compensation

We do not have any non-qualified defined contribution plans or other deferred compensation plans.

Named Executive Officer Employment Agreements

We have entered into employment agreements with certain of our officers, including each of our named executive officers, all of whom are at-will employees. Our employment agreements with our named executive officers are summarized below.

Employment Agreement with Mr. Chavez

In April 2012, we entered into an employment agreement with Mr. Chavez in connection with him joining our company as our President and Chief Executive Officer. The agreement was amended and restated in February 2014 and provides for “at will” employment and the following compensation and benefits. Under the agreement Mr. Chavez is subject to certain confidentiality, non-solicitation and noncompetition provisions. The summary below is qualified in its entirety by reference to the actual text of the agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Compensation and Equity Incentives

Mr. Chavez is entitled to an annual base salary of $450,000. Mr. Chavez is entitled to an annual performance bonus in the range of 50% to 200% of his annual base salary, with the target amount of the bonus, referred to here as the “target cash bonus,” being equal to 100% of the annual base salary, based upon satisfaction of one or more performance targets as determined by the board of directors for a given calendar year. However, for the calendar years 2012 through 2015, except in the event of a change in control, in lieu of any cash bonus, Mr. Chavez may receive fully vested equity grants, on or before March 1 immediately following the applicable performance year, in the amount equal to 29,720 shares, as adjusted for any stock splits or combinations. In February 2013, Mr. Chavez receive a fully-vested option to purchase 29,720 shares or our common stock in satisfaction of his bonus for the year ended December 31, 2012. In February 2014, Mr. Chavez receive a fully-vested option to purchase 29,720 shares or our common stock in satisfaction of his bonus for the year ended December 31, 2013.

In addition, in connection with joining the company, Mr. Chavez received an option to purchase 654,046 shares of our common stock. This option grant was approved by the board of directors in August 2012, with

207,986 shares being fully vested at the time of grant, and the remaining 446,060 shares subject to monthly vesting beginning on February 1, 2013 over a period of 36 months. Mr. Chavez exercised this initial option in full in September 2012, subject to repurchase by us of any unvested shares. Mr. Chavez is eligible to receive additional cash bonuses and equity incentives in the discretion of the board of directors. Mr. Chavez also is eligible to participate in our employee benefits plans available to senior executives, and he is entitled to certain additional reimbursements and perquisites, such as a comprehensive annual physical exam at the Cooper Clinic.

Termination Benefits Outside of a Change of Control

In the event of Mr. Chavez’s termination due to his death or disability, as defined in the agreement, Mr. Chavez, or his estate, would be entitled to receive the “target cash bonus” in the amount prorated based on the number of days worked during the year. In addition, Mr. Chavez, or his estate, will have the right to exercise vested portions of his options or other equity incentive awards for a period of three years following termination, or until the expiration of the term of those awards, if earlier.

In the event of Mr. Chavez’s termination for cause, Mr. Chavez would be entitled to receive only the previously earned and not yet paid salary and performance bonus, if any.

In the event Mr. Chavez elects to terminate his employment with us for any reason, other than for “good reason,” he would be entitled to receive only the previously awarded and not yet paid salary and bonus, if any, and would have the right to exercise vested portions of his options or other equity incentive awards for a period of three years following termination, or until the expiration of the term of those awards, if earlier.

In the event of Mr. Chavez’s termination by us without cause or his election to terminate his employment with us for “good reason,” subject to his execution of a release of claims, he would be entitled to receive a lump sum severance payment in the amount of one year of base salary and the “target cash bonus.” In addition, any unvested equity incentive awards would immediately vest with respect to an additional 12 month period as if Mr. Chavez continued to provide services to us during such 12-month period, and Mr. Chavez would have the right to exercise those awards for a period of three years following termination, or until the expiration of the term of those awards, if earlier.

For purposes of the agreement, “cause” generally means, after notice by us and a 30-day cure period, a material breach by Mr. Chavez of contractual employment obligations to us or of our written policies, other serious misconduct, gross negligence or material failure to perform his duties, use of drugs or alcohol so as to materially interfere with the performance of duties, and certain convictions or pleas of no contest to a felony.

For purposes of the agreement, “good reason” generally means Mr. Chavez terminates his employment with us within three months after a 30-day cure period following (i) a material breach by us of our contractual employment obligations to him; (ii) a reduction of his cash and equity compensation or a material reduction in benefits, in each case, without his consent; or (iii) a diminution of his overall responsibilities without his consent.

Change of Control Benefits

Following the earlier of (i) the first anniversary of a change in control of our company, or (ii) Mr. Chavez’s termination due to death or disability, by us without cause, or his election to terminate his employment for “good reason” following a change of control, in each case, subject to his execution of a release of claims, Mr. Chavez would be entitled to receive a lump sum severance payment in the amount of two times annual base salary and two times the “target cash bonus.” In addition, any not already vested equity incentive awards would immediately vest in full. Pursuant to the employment agreement Mr. Chavez agrees to remain employed by any successor entity for a period of at least 12 months following a change in control, on comparable employment terms, to assist with transition issues.

In addition, if any payments or benefits received in the event of a change in control termination or otherwise would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code and such payments would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then Mr. Chavez will be entitled to such additional gross-up payments as would result in the net amount retained by

Mr. Chavez, after deduction of any such excise tax and any federal, state and local income tax and any excise taxes upon these additional payments, equal to the amount of the originally intended payments and benefits.

For purposes of the agreement, a “change in control” generally will be deemed to occur if a sale of all or substantially all of our assets, a merger or consolidation or other reorganization, or a sale or other change of beneficial ownership of at least 50% of our outstanding voting securities (excluding any such sale or change in connection with a transaction for capital raising purposes) takes place and, after such event, less than 50% of the outstanding voting securities of the successor entity is beneficially owned by those person or entities, in the same proportion, as those persons and entities beneficially holding our voting securities immediately prior to such transaction.

Employment Offer Letter with Mr. Kramer

In August 2010, we entered into an employment offer letter with Mr. Kramer in connection with him joining our company as our Chief Financial Officer. The offer letter provides for “at will” employment, an annual base salary of $275,000 and a 30% target bonus. In connection with joining the company, Mr. Kramer also received an initial option grant to purchase 29,578 shares of our common stock, subject to our standard vesting terms. Mr. Kramer is eligible to participate in our employee benefits plans and is a party to the Key Employee Change of Control and Severance Payment Plan (described below) which governs his change of control and severance benefits.

Employment Offer Letter with Dr. Chobotov

We entered into an offer letter with Dr. Chobotov in October 2009, our then Chief Executive Officer, which was effective as of March 28, 2008. We amended the offer letter in July 2012 in connection with Dr. Chobotov assuming the responsibilities of our Chief Technology Officer. The offer letter, as amended, provides for “at will” employment, an annual base salary of $264,000 and a 30% target bonus. He is eligible to participate in our employee benefits plans and is a party to the Key Employee Change of Control and Severance Payment Plan which governs his change of control and severance benefits.

Key Employee Change of Control and Severance Payment Plan

In July 2013, we adopted our Key Employee Change of Control and Severance Payment Plan, referred to as the severance plan, designed to provide economic security and a stable work environment for some of our key employees and senior executives, other than the chief executive officer. Currently, each of our named executive officers, other than Mr. Chavez, executive officers and key employees described in this prospectus are eligible participants under the severance plan. The material terms of the severance plan as they apply to our eligible named executive officers are described below. The summary below is qualified in its entirety by reference to the actual text of the plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Change of Control Benefits

In the event of a termination by us without cause or in the case of a constructive termination, either within three months prior to or 12 months after the closing of a change of control, as defined in the severance plan, Mr. Kramer and Dr. Chobotov would be each entitled to receive a lump sum payment equal to 100% of their respective annual base salary, subject to the execution and non-revocation of a release of all claims. Such amount will be paid on the sixtieth day following the named executive officer’s qualifying termination of employment.

Alternatively, if Mr. Kramer and Dr. Chobotov remain employed by our successor on the 12-month anniversary of the closing of a change of control, instead of a severance payment, the named executive officer would be entitled to receive a retention bonus equal to 100% of his annual base salary. The retention bonus would be paid within sixty days following the 12-month anniversary of the change of control.

In addition, any unvested equity incentive awards held by Mr. Kramer and Dr. Chobotov would become fully vested either (1) immediately prior to the closing of a change of control or (2) upon the termination date, if the named executive officer is terminated by us without cause or incurs a constructive termination within three months prior to the closing of a change of control.

In addition, if any payments or benefits received in the event of a change of control termination or otherwise would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code and such payments would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such payments will either be (1) provided to the eligible named executive officer in full or (2) reduced to such lesser amount that would result in no portion of such payments being subject to the excise tax, whichever amount, after taking into account all applicable taxes, including the excise tax, would result in the eligible named executive officer’s receipt, on an after-tax basis, of the greatest amount of such payments.

For purposes of the severance plan, “cause” generally means a material breach by the participant of contractual employment obligations to us or of our written policies, other serious misconduct, gross negligence or material failure to perform his or her duties, use of drugs or alcohol so as to materially interfere with the performance of duties, and certain convictions or pleas of no contest to a felony or misdemeanor involving moral turpitude.

For purposes of the severance plan, a “change of control” generally will be deemed to occur if a sale of all or substantially all of our assets, a merger or consolidation or other reorganization, or a sale or other change of beneficial ownership of at least 50% of our outstanding voting securities (excluding any such sale or change in connection with a transaction for capital raising purposes) takes place and, after such event, less than 50% of the outstanding voting securities of the successor entity is beneficially owned by those person or entities, in the same proportion, as those persons and entities beneficially holding our voting securities immediately prior to such transaction.

For purposes of the severance plan, a “constructive termination” generally means a participant terminates his or her employment with us within three months after a 30-day cure period following (i) a material breach by us of our contractual employment obligations to the participant; (ii) a relocation of the participant’s principal place of employment to a location more than 25 miles away without his or her consent; (iii) a material reduction of the participant’s overall compensation and benefits without his or her consent; or (iv) a material diminution in the participant’s overall responsibilities without his or her consent, other than solely a change in title.

Severance Benefits Outside of a Change of Control

In the event of a termination by us without cause or in the case of a constructive termination, by Mr. Kramer or Dr. Chobotov, in either case, which is not within three months prior to or 12 months after the closing of a change of control, Mr. Kramer would be entitled to receive a lump sum payment equal to 100% of his annual base salary, and Dr. Chobotov would be entitled to receive a lump sum payment equal to 50% of his annual base salary, in either case, subject to the execution and non-revocation of a release of all claims. Such amount will be paid on the sixtieth day following the named executive officer’s qualifying termination of employment.

The severance plan provides for no duplication of payments, but in the event a change of control occurs within three months following a qualifying termination for which severance is payable, Dr. Chobotov would be eligible to receive an additional amount equal to 50% of his annual base salary, as he would have received as a change of control severance benefit (as described above).

Employee Benefit Plans

Our employees, including our named executive officers, are eligible to receive various employee benefits. These benefits include the following: medical, dental, and vision care plans; a 401(k) plan; group term life insurance; accidental death and dismemberment and disability insurance; long term disability insurance; and paid time off.

401(k) Plan

Our employees are eligible to participate in our 401(k) plan. Our 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(a) of the Internal Revenue Code. Our 401(k) plan provides that each participant may contribute a portion of his or her pre-tax compensation, up to a statutory limit, which for most employees is $17,500 in 2014. Participants who are 50 years or older can also make “catch-up” contributions, which in 2014 may be up to an additional $5,500 (or a combined maximum of $23,000). Employee contributions are held and invested by the plan’s trustee. Our 401(k) plan also permits us to make discretionary contributions and matching contributions. We have not made any discretionary or matching contributions to date.

Equity Incentive Plans

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2008 Equity Incentive Plan

Our board of directors adopted our 2008 Plan, and our stockholders approved it, in April 2008. Our 2008 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees or any parent’s or subsidiary’s employees, and for the grant of nonstatutory stock options to our employees, directors, and consultants and any parent’s or subsidiary’s employees, directors and consultants. Stock bonuses, restricted stock awards and restricted stock units may also be granted under the 2008 Plan. We will cease issuing awards under the 2008 Plan upon the implementation of the 2014 Equity Incentive Plan, which is described below. Following our initial public offering, we will grant equity awards under our 2014 Equity Incentive Plan.

As of December 31, 2013, we had reserved 2,439,624 shares of our common stock for issuance under our 2008 Plan. As of December 31, 2013, options to purchase 1,466,338 of these shares remained outstanding and 68,213 of these shares remained available for future grant. No other awards have been made under the 2008 Plan.

If any change is made in, or other event occurs with respect to, our common stock without the receipt of consideration by us, through merger, consolidation, reorganization, recapitalization, reincorporation, stock and certain other dividends, stock split, combination of shares, exchange of shares, change in corporate structure or other transaction, the shares subject to the 2008 Plan or subject to any option or award granted under the 2008 Plan would be similarly adjusted. In the event we experience a sale of all or substantially all of our assets, a sale or other disposition of at least 90% of our outstanding securities, a merger or certain other corporate transactions, outstanding awards granted under the 2008 Plan may be assumed or continued under the 2008 Plan or the surviving or acquiring corporation may substitute similar awards for such outstanding awards. In the event the surviving or acquiring corporation does not assume or continue such outstanding awards or substitute similar awards for such awards, then, at the discretion of the compensation committee, the vesting of outstanding awards held by participants whose continuous service has not terminated prior to the effective time of such corporate transaction will be accelerated to a date determined by the board of directors which is prior to the effective time of the corporate transaction (or if no such date is determined, to a date that is at least five days before the effective time of such corporate transaction). If the awards are not exercised prior to such date, then they will expire at or prior to the effective time.

2014 Equity Incentive Plan

Our board of directors adopted, and we expect that our stockholders will approve, our 2014 Equity Incentive Plan prior to the signing of the underwriting agreement for this offering. The 2014 Equity Incentive Plan will become effective on the date of the underwriting agreement between us and the underwriters managing this offering, pursuant to which our common stock is priced for this offering, at which time we will cease making awards under the 2008 Plan.

Share Reserve.    We have reserved 2,750,000 shares of our common stock for issuance under our 2014 Equity Incentive Plan. The number of shares reserved for issuance under our 2014 Equity Incentive Plan will increase automatically on the first day of January of each of 2015 through 2024 by a number of shares of common stock equal to the lesser of (i) 4.0% of the total outstanding shares of our common stock as of the immediately preceding December 31st or (ii) a number of shares determined by the board of directors prior to the start of a year for which an increase applies. The maximum number of shares of our common stock that may be issued upon the exercise of incentive stock options under our 2014 Equity Incentive Plan is 8,000,000. In addition, the following shares of our common stock will again be available for grant or issuance under our 2014 Equity Incentive Plan:

•	shares subject to options granted under our 2014 Equity Incentive Plan that cease to be subject to the option for any reason other than exercise of the option;

•	shares subject to awards granted under our 2014 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2014 Equity Incentive Plan that otherwise terminate without shares being issued; and

•	shares surrendered, cancelled, or exchanged for cash.

Term.    Our 2014 Equity Incentive Plan will terminate on the day before the tenth anniversary of the date our board of directors approved the plan, unless it is terminated earlier by our board of directors.

Eligibility.    Our 2014 Equity Incentive Plan will authorize the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, performance shares, stock bonuses and other share-based awards to our employees, directors and consultants and to the employees, directors and consultants of our parents and subsidiaries. No person will be eligible to receive more than 1,000,000 shares in any calendar year under our 2014 Equity Incentive Plan other than a new employee of ours, who will be eligible to receive no more than 1,500,000 shares under the plan in the calendar year in which the employee commences employment.

Administration.    Our 2014 Equity Incentive Plan will be administered by our compensation committee. The compensation committee will have the authority to construe and interpret our 2014 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Awards under the 2014 Equity Incentive Plan may be made subject to “performance factors” and other terms so that they may qualify as “performance-based compensation” for the purposes of Section 162(m) of the Code.

Stock Options.    Our 2014 Equity Incentive Plan will provide for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and the employees of our parents and subsidiaries. Nonstatutory stock options may be granted to our (and our parents’ and subsidiaries’) employees, directors and consultants, provided the consultants render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant.

The maximum term of options granted under our 2014 Equity Incentive Plan is ten years. The maximum term of incentive options granted to 10% stockholders must not be longer than five years.

When a service provider ceases to provide continuous services to us (or any parent or subsidiary) as a result of death or disability, he or she (or his or her beneficiary) may generally exercise his or her stock option, to the extent his or her stock option is vested on the date of termination, for 12 months following the date of death or disability or such longer or shorter period specified in the option agreement, which period will not be less than six months. When a service provider ceases to provide continuous service to us (or any parent or subsidiary) for a reason other than death or disability, he or she may generally exercise his or her stock option, to the extent the stock option is vested on the date of termination, for three months after the date of termination or such longer or shorter period specified in the option agreement, which period will not be less than 30 days. In the event of a termination of a service provider for cause, all options held by such service provider will immediately terminate. A stock option may never be exercised later than the expiration of its term.

Restricted Stock.    A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price (if any) of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Stock Appreciation Rights.    Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price (which may not be less than the fair market value of our common stock on the date of grant) up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or the achievement of performance conditions.

Restricted Stock Units.    A restricted stock unit, or RSU, is an award that covers a number of shares of our common stock that may be settled upon vesting by the issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve certain performance conditions.

Performance Awards.    A performance award is an award of a cash bonus or performance share bonus that covers a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions, including specified performance factors, in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to vesting because of termination of employment or failure to achieve the performance conditions. No participant is eligible to receive more than $3,000,000 in performance awards in any calendar year.

Stock Bonus Awards.    Stock bonus awards may be granted as additional compensation for services or performance.

Other Share-Based Awards.    Other share-based awards may be granted as additional compensation for services or performance.

Transferability.    Our compensation committee may impose such limitations as it determines in its sole discretion on the transferability of options. In the absence of such determination, stock options may not be transferred, except by will or by the laws of descent or distribution. The compensation committee may permit transfer of options in a manner that is not prohibited by applicable tax and securities laws. Subject to the approval of the compensation committee or a duly authorized officer, an option may be transferred pursuant to the terms of a domestic relations order or official marital settlement agreement. Generally, other awards under the 2014 Equity Incentive Plan will be transferable only to the extent allowed in the award agreement.

Effect of Certain Corporate Transactions.    In the event we experience a sale of all or substantially all of our assets, a sale or other disposition of at least 50% of our outstanding securities, a merger or consolidation or certain other corporate transactions, all awards granted under the 2014 Equity Incentive Plan may be assumed or continued or the surviving or acquiring corporation may substitute similar awards. In the event the surviving or acquiring corporation does not assume or continue the awards or substitute similar awards, then, the vesting of awards held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction will be accelerated in full to the date that is five days prior to the effective time of the corporate transaction. If the awards are not exercised prior to such date, then they will expire at or prior to the effective time. Unless otherwise provided in a written agreement between us and a participant, all other outstanding awards will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction.

The 2014 Equity Incentive Plan provides for the equitable adjustment of awards in the event of a stock split, stock dividend and certain other similar corporate events.

Payment.    The compensation committee may permit any of the following methods of payments for the exercise of options:

•	cash or cash equivalents;

•	a promissory note having such recourse, interest, redemption and security provisions as determined by the compensation committee;

•	shares of common stock that the optionee already owns;

•	by net exercise; or

•	in any other form of legal consideration that may be acceptable to the compensation committee.

Additional Provisions.    Our compensation committee has the authority to amend, suspend or terminate the 2014 Equity Incentive Plan, provided that no amendment may materially or adversely affect awards already granted without the written consent of the holder of the affected award. Our stockholders are required to approve any increase in the number of shares reserved for issuance under the 2014 Equity Incentive Plan.

On April 1, 2014, the independent directors of our board of directors approved the grant of stock options to each of our named executive officers under the terms of our 2014 Equity Incentive Plan effective as of the pricing of this offering. Mr. Chavez will receive an option to purchase 105,900 shares, Mr. Kramer will receive an option to purchase 59,600 shares, and Mr. Chobotov will receive an option to purchase 70,000 shares. Each of the options will be subject to our standard vesting over a four-year period, with 25% of the shares vesting on the first anniversary of the date of board approval and the remaining shares vesting in equal monthly installments over the remaining three-year period, subject to continuous service by the executive. Each of the options will be granted with an exercise price per share equal to the initial public offering in this offering. Our board of directors also approved the grant of certain additional stock options to our other executive officers and certain employees under the terms of our 2014 Equity Incentive Plan and with the same vesting and exercise price provisions.

2014 Employee Stock Purchase Plan

Our board of directors adopted, and we expect that our stockholders will approve, our 2014 Employee Stock Purchase Plan, or 2014 Purchase Plan, prior to the signing of the underwriting agreement for this offering. The 2014 Purchase Plan will become effective on the date of the underwriting agreement between us and the underwriters managing this offering, pursuant to which our common stock is priced for this offering.

Share Reserve.    The 2014 Purchase Plan authorizes the issuance of 500,000 shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of common stock reserved for issuance will automatically increase on January 1st, from January 1, 2015 through and including January 1, 2024, by the lesser of (i) 1.0% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year, or (ii) a number of shares of common stock determined by our board of directors prior to the start of a year for which an increase applies. The 2014 Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Administration; Offering Periods.    Our board of directors has the authority to administer the 2014 Purchase Plan, which it intends to delegate to our compensation committee. The 2014 Purchase Plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2014 Purchase Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for employees participating in the offering. We anticipate commencing the initial offering under the 2014 Purchase Plan immediately upon the completion of this initial public offering.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our affiliates may participate in the 2014 Purchase Plan and may contribute, normally through payroll deductions, a percentage of their earnings, not to exceed 15%, for the purchase of common stock under the 2014 Purchase Plan. Unless otherwise determined by our compensation committee, common stock will be purchased for accounts of employees participating in the 2014 Purchase Plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the offering date and (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the 2014 Purchase Plan, as determined by our compensation committee: (i) be customarily employed for at least 20 hours per week; (ii) be customarily employed for at least five months per calendar year; or (iii) have provided continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may receive rights to purchase shares under the 2014 Purchase Plan or any other stock purchase plans we may offer that accrue at a rate in excess of $25,000 worth of our common stock valued based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Additionally, the compensation committee shall determine the maximum number of shares that any employee may purchase during any offering. Finally, no employee will be eligible for the grant of any purchase rights under the 2014 Purchase Plan if immediately after such rights are granted such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Effect of Certain Corporate Transactions.    In the event of certain significant corporate transactions as set forth in the 2014 Purchase Plan, any then-outstanding rights to purchase our stock under the 2014 Purchase Plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock immediately prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

The 2014 Purchase Plan provides for the equitable adjustment of awards in the event of a stock split, stock dividend and certain other similar corporate events.

Additional Provisions.    Our compensation committee has the authority to amend, suspend or terminate the 2014 Purchase Plan at any time provided that no amendment may materially or adversely affect awards already granted without the written consent of the holder of the affected award. Our stockholders approve actions that require stockholder approval under applicable law and approve any increase in the number of shares reserved for issuance under the 2014 Purchase Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of each transaction or series of similar transactions since January 1, 2011, or any currently proposed transaction, to which we were or are a party in which:

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors or executive officers, any holder of 5% of any class of our voting capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to such securities.

Convertible Preferred Stock Financings

We have completed two convertible preferred stock financings since January 1, 2011 that involved certain of our directors, officers or 5% stockholders or their affiliates, the Series D preferred stock financing and the Series E preferred stock financing. All outstanding shares of our convertible preferred stock, as well as all shares of convertible preferred stock underlying outstanding convertible preferred stock warrants, will automatically convert into shares of our common stock upon completion of the offering, and, as a result, no shares of convertible preferred stock will be outstanding and all outstanding warrants will be exercisable for common stock. Prior to the Series D preferred stock financing, we also completed the following debt transactions that involved certain of our directors, officers and 5% stockholders or their affiliates.

Venture Debt Financing

Simultaneously with the initial closing of our earlier Series C convertible preferred stock financing, in June 2010, we entered into a loan agreement with entities affiliated with Pinnacle Ventures, which was subsequently amended in May 2011. Pursuant to this loan agreement, we issued two promissory notes, each in the aggregate principal amount of $10,000,000 in May 2011 and granted a security interest in our assets to Pinnacle Ventures and certain of its affiliates. Additionally, in connection with this loan agreement, we issued warrants to purchase up to a total of 35,780 shares of our common stock and up to a total of 15,952 shares (assuming conversion into common stock upon the closing of this offering) of our Series C convertible preferred stock to affiliates of Pinnacle Ventures. Both promissory notes were paid in full in October 2012, including make-whole interest and final payment fee, but the warrants remain outstanding.

Bridge Financing

We completed a bridge financing with our existing investors, including some of our directors and their affiliated entities, in two closings, in February 2012 and April 2012, through which we issued convertible promissory notes in the aggregate principal amount of $11.2 million and warrants for future equity securities in the amount of 25% of the principal amount of the notes. All of these promissory notes converted into shares of Series D convertible preferred stock at the initial closing of the Series D convertible preferred stock financing in June 2012, and the warrants became exercisable for 176,520 shares (assuming conversion into common stock upon the closing of this offering) of Series D convertible preferred stock.

Series D Convertible Preferred Stock Financing

We completed our Series D convertible preferred stock financing in two tranches, a first tranche closing in June 2012, and a second one closing in October 2012, through which we issued and sold an aggregate of 3,807,340 shares (assuming conversion into common stock upon the closing of this offering) of our Series D convertible preferred stock at a price per share of $15.81 for an aggregate purchase price of approximately $60.2 million. The following table sets forth the number of shares of our Series D convertible preferred stock that we issued to our directors, executive officers and 5% stockholders and their affiliates in this transaction, as well as the number of Series D convertible preferred stock warrants they hold as a result of the conversion of the bridge financing securities, in each case, on an as-converted to common stock basis:

Name	Number of Shares of Series D Convertible Preferred Stock	Aggregate Purchase Price ($)	Series D Warrants
Entities affiliated with Delphi(1):
Delphi BioInvestments VII, L.P.	2,707	42,814	257
Delphi BioInvestments VIII, L.P.	6,735	106,470	184
Delphi Ventures VII, L.P.	270,867	4,281,351	25,754
Delphi Ventures VIII, L.P.	689,858	10,903,964	18,899
Entities affiliated with Kaiser(2):
Kaiser Permanente Ventures LLC-Series A	267,861	4,233,846	—
Kaiser Permanente Ventures LLC-Series B	167,413	2,646,154	—
The Permanente Federation LLC-Series J	70,858	1,120,001	—
Entities affiliated with Kearny(3):
Kearny Venture Partners Entrepreneurs Fund, L.P.	1,488	23,546	192
Kearny Venture Partners, L.P.	73,017	1,154,128	9,441
Thomas Weisel Healthcare Venture Partners, L.P.	58,690	927,666	7,588
Entities affiliated with MPM(4):
MPM Asset Management Investors BV4 LLC	10,116	159,906	995
MPM BioVentures IV GmbH & Co. Beteiligungs KG	13,706	216,646	1,349
MPM BioVentures IV-QP, LP	355,777	5,623,448	35,025
Entities affiliated with NEA(5):
New Enterprise Associates 12, Limited Partnership	1,236,487	19,544,009	55,831
Entities affiliated with Pinnacle(6):
Pinnacle Ventures Debt Fund III, L.P.	3,273	51,747	806
Pinnacle Ventures Debt Fund III-A, L.P.	208	3,303	51
Pinnacle Ventures Equity Fund II, L.P.	33,644	531,789	8,285
Pinnacle Ventures Equity Fund II-O, L.P.	15,115	238,919	3,722
Pinnacle Ventures II-A, L.P.	69	1,101	17
Pinnacle Ventures II-B, L.P.	2,925	46,242	720
Pinnacle Ventures II-C, L.P.	243	3,854	60
Pinnacle Ventures II-R, L.P.	243	3,854	60
Robert W. Thomas(7)	41,453	655,227	6,326

(1)	Douglas A. Roeder is a member of our board of directors and is an affiliate of Delphi.

(2)	Samuel E. Brasch is a member of our board of directors and is an affiliate of Kaiser.

(3)	James M. Shapiro is a member of our board of directors and, in addition to being an affiliate of Kearny, is an affiliate of Thomas Weisel Healthcare Venture Partners, L.P.

(4)	James P. Scopa is a member of our board of directors and is an affiliate of MPM.

(5)	Each of Jake R. Nunn and Ryan D. Drant are members of our board of directors and are affiliates of NEA. The amounts above exclude shares of Series D convertible preferred stock held personally by Justin Klein and John Nehra, affiliates of NEA.

(6)	Arun Ramamoorthy is a member of our board of directors and is an affiliate of Pinnacle. Mr. David Kim joined our board of directors in connection with the Series C convertible preferred stock financing, and Mr. Ramamoorthy subsequently replaced Mr. Kim on our board.

(7)	Robert W. Thomas is a member of our board of directors.

Series E Convertible Preferred Stock Financing

We completed our Series E convertible preferred stock financing through two closings on November 1, 2013 and November 15, 2013, through which we issued and sold an aggregate of 2,530,657 shares (assuming conversion into common stock upon the closing of this offering) of our Series E convertible preferred stock at a price per share of $15.81 for an aggregate purchase price of approximately $40.0 million. The following table sets forth the number of shares of our Series E convertible preferred stock that we issued to our directors, executive officers and 5% stockholders and their affiliates in this transaction on an as-converted to common stock basis:

Name	Number of Shares of Series E Convertible Preferred Stock	Aggregate Purchase Price ($)
Entities affiliated with Delphi:
Delphi BioInvestments VII, L.P.	1,573	24,877
Delphi BioInvestments VIII, L.P.	1,827	28,888
Delphi Ventures VII, L.P.	157,386	2,487,663
Delphi Ventures VIII, L.P.	187,179	2,958,572
Entities affiliated with Kaiser:
Kaiser Permanente Ventures LLC-Series A	33,482	529,231
Kaiser Permanente Ventures LLC-Series B	20,926	330,769
The Permanente Federation LLC-Series J	8,857	140,000
Entities affiliated with Kearny:
Kearny Venture Partners Entrepreneurs Fund, L.P.	1,061	16,776
Kearny Venture Partners, L.P.	52,023	822,286
Thomas Weisel Healthcare Venture Partners, L.P.	41,815	660,938
Entities affiliated with MPM:
MPM Asset Management Investors BV4 LLC	6,744	106,604
MPM BioVentures IV GmbH & Co. Beteiligungs KG	9,137	144,432
MPM BioVentures IV-QP, LP	237,185	3,748,964
Entities affiliated with NEA(8):
New Enterprise Associates 12, Limited Partnership	411,234	6,500,000
Robert W. Thomas	7,847	124,032

(8)	The amounts above exclude shares of Series E convertible preferred stock held personally by Justin Klein and John Nehra, affiliates of NEA.

Fourth Amended and Restated Stockholders’ Agreement

We entered into an amended and restated stockholders’ agreement, dated November 1, 2013, in connection with the Series E convertible preferred stock financing, with our preferred stockholders, certain warrant holders and other stockholders. This agreement amended and restated prior stockholders’ agreements entered into in connection with each of our prior convertible preferred stock financings. This agreement grants, among other things, preemptive rights, rights of first refusal, tag-along and drag-along rights, voting and information rights to the preferred stockholders and provisions for the composition of our board of directors which will be terminated upon the closing of this offering. Subject to the terms of this agreement, holders of shares having registration rights, or registrable securities, can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The provisions governing our registration obligations will terminate at the earlier of (i) five years following the completion of this offering or (ii) if following the completion of this offering, the holder of registrable securities holds less the 1% of an aggregate of our outstanding common stock and any other securities convertible or exercisable for common stock and Rule 144 promulgated under the Securities Act or another similar exemption under the Securities Act is available for the sale of all a holder’s shares during any 90 day period without registration. See “Description of Capital Stock—Registration Rights.”

Participation in this Offering

Certain of our existing stockholders, one of which is affiliated with one of our directors, have indicated an interest in purchasing up to an aggregate of approximately $20.0 million worth of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders. In addition, any of these stockholders may determine to purchase more, less or no shares in this offering.

Compensation Arrangements

We have entered into employment agreements and arrangements with certain of our executive officers and have granted stock options to our executive officers and certain of our directors. Robert W. Thomas, a member of our board of directors, served as our interim Executive Chairman from January 2012 to early April 2012. For additional information about these agreements and transactions, see “Management—Director Compensation” and “Management—Executive Compensation.”

In 2011 and 2012, we extended loans to certain executive officers, in connection with the early exercise of stock options. In February and March 2014, each of these loans were satisfied and extinguished. Mr. Chavez, our Chief Executive Officer, repaid $1,089,781, which represented the currently outstanding principal and interest, and the largest principal amount outstanding during the life of his loan. Mr. Kramer, our Chief Financial Officer, repaid $218,695, which represented the currently outstanding principal and interest, and the largest principal amount outstanding during the life of his loan. Dr. Chobotov, our Chief Technology Officer, repaid $150,568, which represented the currently outstanding principal and interest, and the largest principal amount outstanding during the life of his loan. In addition, in connection with a termination of a separate loan, Dr. Chobotov tendered to us the collateral securing that loan, which consisted of shares of our common stock that were purchased with the proceeds of that loan, and agreed to recognize deemed income with respect to a small remaining portion of the loan not sufficiently covered by the collateral, in full satisfaction of the $725,373 loan amount, which represented the currently outstanding principal and interest and the largest principal amount outstanding during the life of that loan.

Indemnification Agreements with Officers and Directors

See “Management—Indemnification Agreements.”

Policies and Procedures for Related Party Transactions

Following this offering, pursuant to the written charter of our audit committee adopted in April 2014, our audit committee of the board of directors will be responsible for reviewing and approving, prior to our entry into any such transaction, all related party transactions and potential conflict of interest situations involving a principal stockholder, a member of the board of directors or senior management. In addition, our company policies require that our officers and employees avoid using their positions for purposes that are, or give the appearance of being, motivated by a desire for personal gain.

PRINCIPAL STOCKHOLDERS

The following table indicates information as of February 28, 2014 regarding the ownership of our common stock, after giving effect to the sale of common stock offered in this offering, for:

•	each person who is known by us to own more than 5% of our shares of common stock;

•	each named executive officer;

•	each of our directors; and

•	all of our directors and executive officers as a group.

The number of shares beneficially owned and the percentage of shares beneficially owned are based on 12,779,632 shares of common stock outstanding as of February 28, 2014, which includes 11,601,860 shares of common stock resulting from the conversion of all outstanding shares of our convertible preferred stock immediately upon the closing of this offering, as if this conversion had occurred as of February 28, 2014. Percentage ownership of our common stock after this offering (assuming no exercise of the underwriters’ over-allotment option to purchase additional shares) assumes our sale of shares in this offering. Unless otherwise indicated in the footnotes to the table, and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them.

In accordance with SEC rules, shares of common stock that may be acquired by an individual or group within 60 days of February 28, 2014, pursuant to the exercise of options, warrants or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Except as otherwise indicated, the address of each of the persons in this table is c/o TriVascular Technologies, Inc., 3910 Brickway Blvd, Santa Rosa, CA 95403.

Certain of our existing stockholders, one of which is affiliated with one of our directors, have indicated an interest in purchasing up to an aggregate of approximately $20.0 million worth of shares of our common stock in this offering at the initial public offering price. The information set forth in the table below does not reflect the potential purchase of any shares in this offering by these stockholders.

	Shares Beneficially Owned Prior to the Offering	Percentage of Shares Beneficially Owned
		Before Offering	After Offering

Name of Beneficial Owner
5% Stockholders:
Entities affiliated with NEA(1)	3,417,689	26.6%	17.7%
Entities affiliated with Delphi(2)	2,747,671	21.4%	14.2%
Entities affiliated with MPM(3)	1,814,061	14.2%	9.4%
Entities affiliated with Kearny(4)	769,884	6.0%	4.0%

Directors and Named Executive Officers:
Christopher G. Chavez(5)	713,486	5.6%	3.7%
Michael R. Kramer(6)	115,373	*	*
Michael V. Chobotov, Ph.D.(7)	257,101	2.0%	1.3%
Samuel E. Brasch(8)	569,397	4.5%	3.0%
Ryan D. Drant(9)	3,417,689	26.6%	17.7%
Daniel J. Moore(10)	11,036	*	*
Jake R. Nunn(11)	3,417,689	26.6%	17.7%
Arun Ramamoorthy(12)	546,576	4.3%	2.8%
Douglas A. Roeder(13)	2,747,820	21.4%	14.2%
James P. Scopa(14)	1,814,061	14.2%	9.4%
James M. Shapiro(15)	772,166	6.0%	4.0%
Robert W. Thomas(16)	108,012	*	*
All executive officers and directors as a group (17 persons)(17)	11,309,762	86.8%	57.9%

*	Indicates ownership of less than 1%.

(1)	Consists of (i) 797,784 shares of common stock issuable upon the conversion of Series A convertible preferred stock, (ii) 384,595 shares of common stock issuable upon the conversion of Series B convertible preferred stock, (iii) 531,758 shares of common stock issuable upon the conversion of Series C convertible preferred stock, (iv) 1,236,487 shares of common stock issuable upon the conversion of Series D convertible preferred stock, (v) 411,234 shares of common stock issuable upon the conversion of Series E convertible preferred stock, and (vi) 55,831 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of February 28, 2014 held of record by entities affiliated with NEA. NEA Ventures 2008, Limited Partnership, or Ven 2008, and New Enterprise Associates 12, Limited Partnership, or NEA 12, are collectively referred to as the entities affiliated with NEA. The shares and warrants described in this footnote directly held by NEA 12 are indirectly held by NEA Partners 12, Limited Partnership, or NEA Partners 12, the sole general partner of NEA 12, NEA 12 GP, LLC, the sole general partner of NEA Partners 12 and each of the individual managers of NEA 12 GP, LLC. The individual Managers of NEA 12 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, a member of our board of directors, Patrick J. Kerins, Krishna “Kittu” Kolluri and Scott D. Sandell. The Managers share voting and dispositive power with regard to the shares directly held by NEA 12. The shares directly held by Ven 2008, are indirectly held by Karen P. Welsh, the general partner of Ven 2008. Karen P. Welsh shares voting and dispositive power with regard to the shares directly held by Ven 2008. Each individual identified in this footnote disclaims beneficial ownership of such shares except to the extent of any respective pecuniary interest therein. The amounts above exclude shares of preferred stock held personally by Justin Klein and John Nehra, affiliates of NEA. The address for the entities affiliated with NEA is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(2)	Consists of (i) 574,933 shares of common stock issuable upon the conversion of Series A convertible preferred stock, (ii) 384,594 shares of common stock issuable upon the conversion of Series B convertible preferred stock, (iii) 424,918 shares of common stock issuable upon the conversion of Series C convertible preferred stock, (iv) 970,167 shares of common stock issuable upon the conversion of Series D convertible preferred stock, (v) 347,965 shares of common stock issuable upon the conversion of Series E convertible preferred stock, and (vi) 45,094 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of February 28, 2014 held of record by entities affiliated with Delphi. Delphi BioInvestments VII, L.P., Delphi BioInvestments VIII, L.P., Delphi Ventures VII, L.P., and Delphi Ventures VIII, L.P. are collectively referred to as the entities affiliated with Delphi. Delphi Management Partners VII, LLC, or DMP VII, is the general partner of each of Delphi BioInvestments VII, L.P. and Delphi Ventures VII, L.P., and Delphi Management Partners VIII, LLC, or DMP VIII is the general partner of each of Delphi BioInvestments VIII, L.P. and Delphi Ventures VIII, L.P. The managing members of each of DMP VII and DMP VIII are Douglas A. Roeder, a member of our board of directors, James J. Bochnowski, David L. Douglass and Deepika R. Pakianathan, Ph.D. Each of DMP VII and DMP VIII and each individual identified in this footnote disclaims beneficial ownership of such shares except to the extent of any respective pecuniary interest therein. The address for the entities affiliated with Delphi is 3000 Sand Hill Road, 1-135, Menlo Park, California 94025.

(3)

Consists of (i) 798,329 shares of common stock issuable upon the conversion of Series A convertible preferred stock, (ii) 230,756 shares of common stock issuable upon the conversion of Series B convertible preferred stock, (iii) 114,942 shares of common stock issuable upon the conversion of Series C convertible preferred stock, (iv) 379,599 shares of common stock issuable upon the conversion of Series D convertible preferred stock, (v) 253,066 shares of common stock issuable upon the conversion of Series E convertible preferred stock, and (vi) 37,369 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of February 28, 2014 held of record by entities affiliated with MPM. MPM Asset Management Investors BV4 LLC, MPM BioVentures IV GmbH & Co. Beteiligungs KG and MPM BioVentures IV-QP, L.P. are collectively referred to as the entities affiliated with MPM. MPM Asset Management Investors LLC is the Managing Member of MPM BioVentures IV GP LLC, which is the General Partner of MPM BioVentures IV-QP, LP. and the Managing Limited Partner of MPM BioVentures IV GmbH & Co. Beteiligungs KG. MPM BioVentures IV LLC is the Manager of MPM Asset Management Investors BV4 LLC. James Scopa, a member of our board of directors, is a Member of MPM BioVentures IV LLC along with Ansbert Gadicke, Luke Evnin, Vaughn Kailian and Todd Foley. All members have shared power to vote, acquire, hold and dispose of all shares and warrants. Each individual identified in this footnote disclaims beneficial ownership of such shares except to the extent of any respective pecuniary interest therein. The address for the entities affiliated with MPM is 200 Clarendon Street, 54th Floor, Boston, Massachusetts, 02116.

(4)	Consists of (i) 307,676 shares of common stock issuable upon the conversion of Series A preferred stock, (ii) 153,837 shares of common stock issuable upon the conversion of Series B preferred stock, (iii) 63,056 shares of common stock issuable upon the conversion of Series C preferred stock, (iv) 133,195 shares of common stock issuable upon the conversion of Series D preferred stock, (v) 94,899 shares of common stock issuable upon the conversion of Series E preferred stock, and (vi) 17,221 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of February 28, 2014 held of record by the entities affiliated with Kearny. Kearny Ventures Partners Entrepreneurs Fund, L.P., Kearny Venture Partners, L.P. and Thomas Weisel Healthcare Venture Partners, L.P. are collectively referred to as the entities affiliated with Kearny. Kearny Venture Associates, L.L.C., or KVA, is the General Partner of Kearny Venture Partners, L.P., or KVP, and Kearny Venture Partners Entrepreneurs’ Fund, L.P., or KVPEF. Mr. Shapiro, a member of our board of directors, and Richard Spalding are affiliates of Thomas Weisel Healthcare Venture Partners, L.L.C., which is the General Partner of Thomas Weisel Healthcare Venture Partners, L.P., and Managing Members of KVA, which is the General Partner of both KVP and KVPEF. Mr. Shapiro and Mr. Spalding may be deemed to have shared voting and dispositive power with respect to the shares held directly by TWHVP, KVP and KVPEF. Each individual identified in this footnote disclaims beneficial ownership of such shares except to the extent of any respective pecuniary interest therein. The address for the entities affiliated with Kearny is 88 Kearny Street, Suite 1800, San Francisco, California, 94108.

(5)	Consists of 654,046 shares of common stock, of which 446,060 shares are held directly, subject to certain repurchase rights, and 207,986 are held equally in two separate trusts for Mr. Chavez and his spouse, and 59,440 shares of common stock issuable upon the exercise of options exercisable within 60 days of February 28, 2014.

(6)	Consists of 89,514 shares of common stock, subject to certain repurchase rights, and 25,859 shares of common stock issuable upon the exercise of options exercisable within 60 days of February 28, 2014.

(7)	Consists of 171,246 shares of common stock, subject to certain repurchase rights, and 85,855 shares of common stock issuable upon the exercise of options exercisable within 60 days of February 28, 2014.

(8)	Consists of (i) 506,132 shares of common stock issuable upon the conversion of Series D convertible preferred stock and (ii) 63,265 shares of common stock issuable upon the conversion of Series E convertible preferred stock held of record by the entities affiliated with Kaiser Permanente. Kaiser Permanente Ventures LLC-Series A, Kaiser Permanente Ventures LLC-Series B and The Permanente Federation LLC-Series J are collectively referred to as the entities affiliated with Kaiser Permanente. Mr. Brasch is a director of Kaiser Permanente Ventures and, as such, may be deemed to share voting and dispositive power with respect to the shares held by these entities. Mr. Brasch disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(9)	Consists of the shares described in footnote (1) above. Mr. Drant is a general partner at New Enterprise Associates and, as such, may be deemed to share voting and dispositive power with respect to the shares held by these entities. Mr. Drant disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(10)	Consists of 11,036 shares of common stock issuable upon the exercise of options exercisable within 60 days of February 28, 2014.

(11)	Consists of the shares described in footnote (1) above. Mr. Nunn is a Partner at New Enterprise Associates and, as such, may be deemed to share voting and dispositive power with respect to the shares held by these entities. Mr. Nunn disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(12)

Consists of (i) 425,403 shares of common stock issuable upon the conversion of Series C convertible preferred stock, (ii) 55,720 shares of common stock issuable upon the conversion of Series D convertible preferred stock, and (iii) 65,453 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of February 28, 2014 held of record by entities affiliated with Pinnacle. Pinnacle Ventures Debt Fund III, L.P., Pinnacle Ventures Debt Fund III-A, L.P., Pinnacle Ventures Equity Fund II, L.P., Pinnacle Ventures Equity Fund II-O, L.P., Pinnacle Ventures II Equity Holdings, L.L.C., Pinnacle Ventures II-A, L.P., Pinnacle Ventures II-B, L.P., Pinnacle Ventures II-C, L.P., Pinnacle Ventures II-R, L.P. and Pinnacle Ventures III Equity Holdings, L.L.C. are collectively referred to as the entities affiliated with Pinnacle. Mr. Ramamoorthy is a partner at Pinnacle Ventures and, as such, may be deemed to share voting and dispositive power with respect to the shares held by these entities. Mr. Ramamoorthy disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(13)	Includes of the shares described in footnote (2) above. Mr. Roeder is a general partner with Delphi Ventures and, as such, may be deemed to share voting and dispositive power with respect to the shares held by these entities. Mr. Roeder disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(14)	Consists of the shares described in footnote (3) above. Mr. Scopa is a Managing Director of MPM Capital and, as such, may be deemed to share voting and dispositive power with respect to the shares held by these entities. Mr. Scopa disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(15)	Consists of (i) the shares described in footnote (4) above and (ii) 2,282 shares of common stock held by Rosecroft LP. Mr. Shapiro is a managing director of Kearny Venture Partners and, as such, may be deemed to share voting and dispositive power with respect to the shares held by these entities. Mr. Shapiro is affiliated with Rosecroft LP, an entity controlled, in part, by him and, as such, may be deemed to share voting and dispositive power with respect to the shares held by this entity. Mr. Shapiro disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(16)	Consists of (i) 11,554 shares of common stock, (ii) 11,537 shares of common stock issuable upon the conversion of Series B convertible preferred stock, (iii) 17,725 shares of common stock issuable upon the conversion of Series C convertible preferred stock, (iv) 41,453 shares of common stock issuable upon the conversion of Series D convertible preferred stock, (v) 7,847 shares of common stock issuable upon the conversion of Series E, (vi) 6,326 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of February 28, 2014, and (vii) 11,570 shares of common stock issuable upon the exercise of options exercisable within 60 days of February 28, 2014.

(17)	In addition to the shares and shares issuable upon exercise of options described in the footnotes above, includes 77,239 shares of common stock and 159,806 shares of common stock issuable upon the exercise of options exercisable within 60 days of February 28, 2014 held by other executive officers not expressly listed in table.

DESCRIPTION OF CAPITAL STOCK

The following description of our securities and provisions of our amended and restated certificate of incorporation and bylaws is only a summary. You should also refer to the copies of our certificate and bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The description of common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the amended and restated certificate of incorporation that will be adopted by us immediately prior to the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of December 31, 2013, there were 12,829,155 shares of our common stock outstanding and held of record by 162 stockholders, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into 11,601,860 shares of common stock, which we expect to occur immediately prior to the closing of this offering. Under the amended and restated certificate of incorporation and bylaws, holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights, except as required by law. Accordingly, holders of shares representing a majority of the voting power of common stock can elect all of the directors standing for election. The holders of the remaining shares will not be able to elect any directors. The shares of common stock offered by this prospectus, when issued, will be fully paid and non-assessable and will not be subject to any redemption or sinking fund provisions. Holders of common stock do not have any preemptive, subscription or conversion rights.

Holders of common stock are entitled to receive dividends declared by the board of directors out of legally available funds, subject to the rights of preferred stockholders, if any, and the terms of any existing or future agreements between us and our lenders. We presently intend to retain future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, common stockholders are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities, and subject to the prior rights of any holders of outstanding shares of preferred stock, if any.

Preferred Stock

Effective upon completion of this offering, there will be no shares of convertible preferred stock outstanding because all our issued and outstanding convertible preferred stock will have been converted into an aggregate of 11,601,860 shares of common stock immediately prior to the closing of this offering.

Upon the closing of this offering, the board of directors will be authorized to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each of these series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of a series without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We currently have no plans to issue any shares of preferred stock.

We believe that the ability to issue preferred stock without the expense and delay of a special stockholders’ meeting will provide us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. This also permits the board of directors to issue preferred stock containing terms which could impede the completion of a takeover attempt, subject to limitations imposed by the securities laws. The board of directors will make any determination to issue these shares based on its judgment as to the best interests of our company and our stockholders at the time of issuance. This could discourage an acquisition attempt or other transaction which stockholders might believe to be in their best interests or in which they might receive a premium for their stock over the then market price of the stock.

Options and Warrants

As of December 31, 2013, options to purchase a total of 1,466,338 shares of our common stock were outstanding, and up to 68,213 additional shares of our common stock were reserved for future issuance under our 2008 Plan. After this offering, we intend to cease granting awards under our 2008 Plan, and instead grant awards, including options, under our 2014 Equity Incentive Plan, which was adopted in April, 2014 in connection with this offering. We have reserved an aggregate of 2,750,000 shares of common stock for future issuance under our 2014 Equity Incentive Plan. For a more complete discussion of our equity incentive plans, please see “—Employee Benefit Plans.”

As of December 31, 2013, warrants to purchase up to an aggregate of 619,350 shares of our common stock were outstanding at a weighted average exercise price of $10.75, assuming no exercises and after giving effect to the conversion of our warrants to purchase Series C and Series D convertible preferred stock into warrants to purchase our common stock, which will occur immediately prior to the consummation of this offering. In connection with the acquisition of BSSR in March 2008, we issued a warrant to Scimed to purchase up to 223,487 shares of our common stock at $20.29 per share which, pursuant to the terms of the warrant, was subsequently adjusted to $12.98 per share, and this warrant, if unexercised, expires upon the consummation of this offering.

Anti-takeover Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of us by means of a tender offer, a proxy contest or otherwise, or removing incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage any person seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date such stockholder became an “interested stockholder.” A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did, prior to the determination of interested stockholder status, own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our company not approved in advance by our board of directors.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our company, including the following:

Classified Board of Directors.    Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board is classified into three classes of directors, except as required by law. This could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer. For additional information, see “Management—Board of Directors.”

Director Removal.    Our amended and restated bylaws will provide that our stockholders may only remove our directors for cause and only upon a vote of the holders of at least a majority of the shares then entitled to vote at an election of directors, except as required by law.

Size of Board and Vacancies.    Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the number of directors on our board of directors may be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors and any other vacancies on the board will be filled, except as required by law, by a majority of our board of directors then in office, even if less than a quorum is present. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new directorships with its own nominees.

Voting Rights.    Our directors will be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Except as required by law, cumulative voting for the election of directors will not be provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Special Stockholder Meetings.    Our amended and restated certificate of incorporation and amended and restated bylaws will provide that special meetings of the stockholders for any purpose or purposes, unless otherwise required by law, may be called only by the Chairman of the board of directors, the Chief Executive Officer or a majority of the entire board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors, such as the removal of an incumbent director or the election of a stockholder nominee as a director.

Advance Notice Requirements.    Our amended and restated bylaws will require advance notice by a stockholder of proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary of the date on which we first mailed proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting date. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Written Consent.    Stockholders will be prohibited from taking actions by written consent without a meeting. These provisions will make it more difficult for stockholders to take action opposed by the board of directors.

Forum Selection.    Our amended and restated bylaws will provide that stockholder litigation alleging certain claims against us or our board of directors may only be brought in the courts located within the State of Delaware. Such forum selection provisions were recently held enforceable by the Delaware Court of Chancery, but may be ruled inapplicable or unenforceable by the courts in the future.

Future Amendment of Bylaws and the Amended and Restated Certificate of Incorporation.    The affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock will be required in order to amend any provisions of our amended and restated bylaws or provisions of the amended and restated certificate of incorporation concerning:

•	the removal, appointment and indemnification of directors;

•	the authority of stockholders to act by written consent;

•	the required vote to amend the amended and restated certificate of incorporation;

•	calling a special meeting of stockholders;

•	procedure and content of stockholder proposals concerning business to be conducted at a meeting of stockholders; and

•	director nominations by stockholders.

These voting requirements will make it more difficult for minority stockholders to make changes in the amended and restated certificate of incorporation that could be designed to facilitate the exercise of control over us.

Undesignated Preferred Stock.    Our amended and restated certificate of incorporation will provide for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Registration Rights

Upon consummation of this offering, assuming no exercise of any warrants, the holders of 11,911,560 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares, or registrable securities, under the Securities Act, as follows:

Demand Registration Rights.    Following 180 days after the completion of this offering, the holders of 11,601,860 shares of the registrable securities then-outstanding may request that we register all or a portion of their shares of registrable securities if the anticipated aggregate offering price of such registrable securities is in excess of $40 million. Upon their request, we must, subject to some restrictions and limitations, use our reasonable best efforts to cause a registration statement covering the number of shares of registrable securities that are subject to the request to become effective. The holders of registrable securities may only require us to file a maximum of one registration statements in response to their demand registration rights, unless it is a registration on Form S-3, the demand for which is unlimited, but in any event, we are not required to file more than one demand registration in any six month period.

Piggyback Registration Rights.    In connection with this offering, such holders were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, the holders of registrable securities are entitled to notice of such registration and are entitled to include their registrable securities in such registration, subject to certain marketing and other limitations. These registration opportunities are unlimited, but the number of shares that may be registered may be cut back in limited situations by the underwriters.

We are generally obligated to bear the expenses, other than underwriting discounts and commissions, of these registrations. These registration rights terminate, with respect to any particular holder, upon the earlier of (i) five years following the completion of this offering or (ii) if following the completion of this offering, the holder of registrable securities holds less the 1% of an aggregate of our outstanding common stock and any other securities convertible or exercisable for common stock and Rule 144 promulgated under the Securities Act or another similar exemption under the Securities Act is available for the sale of all a holder’s shares during any 90 day period without registration.

NASDAQ Global Market Listing

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “TRIV”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, National Association.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options or warrants, or the perception that these sales could occur in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Immediately after the closing of this offering, based on the number of shares outstanding as of December 31, 2013, we will have 19,329,155 shares of common stock outstanding. All of the 6,500,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates”, as that term is defined in Rule 144 under the Securities Act.

The remaining 12,829,155 shares of our common stock will be “restricted securities” under Rule 144.

Subject to the lock-up and market stand-off agreements described below and the provisions of Rule 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date Available for Sale	Shares Eligible for Sale	Description
Date of Prospectus	Zero	Shares eligible for sale pursuant to Rule 144 that are not subject to lock-up or market stand-off
90 Days after Date of Prospectus	Zero	Shares eligible for sale pursuant to Rules 144 and 701 that are not subject to lock-up or market stand-off
180 Days after Date of Prospectus	12,829,155	Release of lock-up and market stand-off; shares eligible for sale pursuant to Rules 144 and 701

Rule 144

In general, under Rule 144 as currently in effect, any person who is or has been an affiliate of ours during the 90 days immediately preceding the sale and who has beneficially owned shares for at least six months is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock, which will equal approximately 193,292 shares immediately after this offering; and

•	the average weekly trading volume during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least six months is entitled to sell his or her shares under Rule 144 without regard to the limitations described above, subject only to the availability of current public information about us during the six months after the initial six-month holding period is met. After a nonaffiliate has beneficially owned his or her shares for one year or more, he or she may freely sell his or her shares under Rule 144 without complying with any Rule 144 requirements.

We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock offered by this prospectus.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement and in compliance with Rule 701, is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144.

Lock-up and Market Stand-Off Agreements

We, our directors and executive officers, and certain of our other stockholders have agreed that, subject to certain exceptions, they will not sell any common stock without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC for a period of 180 days from the date of this prospectus.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with security holders, including the Fourth Amended and Restated Stockholders Agreement and our standard form of stock option agreement, that contain certain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.

Employee Benefit Plans

Any employee or consultant, other than certain executive officers in some cases, who purchased his or her shares under a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. As of December 31, 2013 the holders of options to purchase approximately 1,466,338 shares of common stock will be eligible to sell their shares upon the expiration of the 180-day lockup period, subject to the vesting of those options.

We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after the completion of the offering to register approximately 4,768,100 shares of common stock subject to outstanding stock options or reserved for issuance under our stock plans. This registration will permit the resale of these shares by non-affiliates in the public market without restriction under the Securities Act, upon completion of the lock-up period described above. Shares registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations. See “Management—Executive Compensation” and “—Employee Benefit Plans.”

Registration Rights

We have granted demand registration rights and rights to participate in offerings that we initiate to certain of our stockholders to sell our common stock. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

See also “Risk Factors—A large number of additional shares may be sold into the public market in the near future, which may cause the market price of our common stock to decline significantly, even if our business is doing well.”

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder.” For purposes of this discussion, a “non-U.S. holder” is a person or entity that does not own or has not owned, actually or constructively, more than 5% of our common stock, and is for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of a jurisdiction other than the United States any state thereof or the District of Columbia;

•	an estate, other than an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, other than if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of our stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

The discussion below is limited to non-U.S. holders that hold our shares of common stock as capital assets within the meaning of the Code and that are not subject to special rules under the Code (e.g., financial institutions, governments or agencies or instrumentalities thereof, controlled foreign corporations, passive foreign investment companies, insurance companies, tax-exempt organizations, broker-dealers and traders in securities or commodities, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, and persons subject to the alternative minimum tax or Medicare contribution tax).

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisers regarding the tax consequences of the acquisition, holding and disposition of our common stock.

Prospective holders are urged to consult their tax advisers with respect to the particular tax consequences to them of acquiring, holding and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Distributions

As discussed in the section entitled “Dividend Policy,” we do not anticipate paying any dividends on our common stock in the foreseeable future. In the event that we do pay dividends, any dividends paid to a non-U.S. holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will be subject to withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder must provide an Internal Revenue Service Form W-8BEN (or other applicable form) certifying its entitlement to benefits under the treaty. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

The withholding tax does not apply to dividends paid to a non-U.S. holder that provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment (“effectively connected dividends”). Instead, effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to any applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax,” currently at the rate of 30% (or a lower rate prescribed under an applicable income tax treaty).

To the extent dividends on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the non-U.S. holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income tax treaty providing otherwise; or

•

we are or have been a “U.S. real property holding corporation,” as defined below, at any time within the five-year period preceding the disposition or during the non-U.S. holder’s holding period, whichever period is shorter.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We are not, and do not anticipate becoming, a U.S. real property holding corporation. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests (as defined in the Code and the applicable Treasury regulations) equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Even if we were to become a U.S. real property holding corporation, gain on the sale or other disposition of common stock by a non-U.S. holder generally would not be subject to U.S. federal income tax, provided that the common stock is regularly traded on an established securities market and the non-U.S. holder does not actually or constructively own more than 5% of the common stock during the shorter of (1) the five-year period ending on the date of the disposition or (2) the period of time during which the holder held such shares.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends to a non-U.S. holder. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in respect of the proceeds from a sale or other disposition of common stock and the non-U.S. holder may be subject to U.S. backup withholding on payments of dividends or on the proceeds from a sale or other disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by a non-U.S. holder individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

Additional Withholding Requirements

U.S. source payments to certain foreign financial institutions and non-financial foreign entities may be subject to withholding under the U.S. Foreign Account Tax Compliance Act (“FATCA”). Subject to certain exceptions, FATCA, as it has been supplemented by published IRS guidance, generally provides that, beginning on July 1, 2014, a 30% withholding tax will be imposed on payments to certain foreign financial institutions and certain non-financial foreign entities of certain types of U.S. source income, including dividends, and that, beginning on January 1, 2017, a 30% withholding tax will be imposed on payments to a foreign financial institution or a non-financial foreign entity of proceeds from the sale of property that could give rise to U.S. source dividends. However, such withholding taxes may be avoided by the foreign financial institution if the foreign financial institution enters into an agreement (an “FFI Agreement”) with the IRS to disclose the name, address and taxpayer identification number of certain U.S. persons (as defined for U.S. Federal income tax purposes) that are account holders in the foreign financial institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) and may be avoided by the non-financial foreign entity if it either certifies that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct or indirect U.S. owners of the entity. Recently published Treasury Regulations gradually phase in the information that must be disclosed by the foreign financial institution pursuant to the terms of an FFI Agreement. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their ownership of common stock.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Canaccord Genuity Inc.
Stifel, Nicolaus & Company, Incorporated

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 975,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $2.2 million. We have agreed to reimburse the underwriters for certain FINRA-related and other expenses incurred by them in connection with this offering in an amount up to $20,000 for FINRA-related filing expenses and an amount up to $10,000 for certain state and foreign securities registration and blue-sky related fees.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act (other than the registration statement on Form S-8 described in this prospectus) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder. Subject to certain conditions, these restrictions will not apply to (i) any shares of our common stock issued upon the exercise of options under our existing equity incentive plans, (ii) sales of securities pursuant to our 2014 Employee Stock Purchase Plan and grants of equity awards under our equity plan described in this prospectus, (iii) any shares of our common stock issued upon the exercise of existing warrants, and (iv) the issuance of warrants in connection with any bona fide lending or leasing transactions or modifications of existing loans, provided that the aggregate number of shares underlying such warrants do not exceed 5% of our total number of outstanding shares of common stock immediately following the completion of this offering.

Our directors and executive officers, and certain of our other stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock approved for listing/quotation on the NASDAQ Global Market under the symbol “TRIV”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. An affiliate of Stifel, Nicolaus & Company, Incorporated and private equity funds, the general partner in which an affiliate of Stifel, Nicolaus & Company, Incorporated has an interest, own shares of our convertible preferred stock, which in the aggregate represent 6.0% of our common stock on an as-converted to common stock basis. Such affiliates and funds will not be selling any shares of common stock in this offering, will not receive any of the net proceeds in this offering and are subject to the lock-up agreements applicable to our shareholders described above.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), from and including the date on which the European Union Prospectus Directive (the ‘‘EU Prospectus Directive’’) was implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Arnold & Porter LLP, San Francisco, California. Certain attorneys of Arnold & Porter LLP beneficially own an aggregate of less than 1% of our common stock. Legal matters relating to the sale of common stock in this offering will be passed upon for the underwriters by Cooley LLP, San Francisco, California.

EXPERTS

The consolidated financial statements as of December 31, 2012 and 2013 and for each of the two years in the period ended December 31, 2013, included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 1 to the Consolidated Financial Statements), by PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The registration statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and on the SEC website referred to above.

We also maintain a website at www.trivascular.com. Upon completion of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

TriVascular Technologies, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, of convertible preferred stock and stockholders’ deficit and cash flows present fairly, in all material respects, the financial position of TriVascular Technologies, Inc. and its subsidiaries (“the Company”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 10, 2014, except for the effect of the reverse stock split described in Note 16, as to which the date is April 1, 2014

TRIVASCULAR TECHNOLOGIES, INC.

Consolidated Balance Sheets

	December 31,		Pro forma (Note 2) 2013
	2012	2013
			(unaudited)
	(in thousands, except par value and share data)
Assets
Current assets
Cash and cash equivalents	$45,393	$38,108	38,108
Accounts receivable	1,730	4,741	4,741
Inventories, net	8,062	7,042	7,042
Prepaid expenses and other current assets	1,148	2,435	2,435

Total current assets	56,333	52,326	52,326
Property and equipment, net	2,286	1,505	1,505
Goodwill	8,259	8,259	8,259
Other intangible assets, net	1,218	1,182	1,182
Other assets	898	1,428	1,428

Total assets	$68,994	$64,700	$64,700

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$1,130	$1,678	1,678
Accrued liabilities and other	3,225	6,129	6,129

Total current liabilities	4,355	7,807	7,807
Notes payable	42,765	44,288	44,288
Other long term liabilities	1,598	1,413	133

Total liabilities	48,718	53,508	52,228

Commitments and contingencies (Note 8)
Convertible preferred stock (Note 10)	200,100	239,990	—

Stockholders’ equity (deficit)
Common stock, $0.01 par value - 623,000,000 shares authorized, 572,884 and 580,458 shares issued and outstanding at December 31, 2012 and 2013, respectively, 12,182,318 shares issued and outstanding, pro forma (unaudited)	6	6	122
Additional paid-in capital	8,320	9,551	250,705
Accumulated other comprehensive income	63	166	166
Accumulated deficit	(188,213)	(238,521)	(238,521)

Total stockholders’ equity (deficit)	(179,824)	(228,798)	12,472

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$68,994	$64,700	$64,700

The accompanying notes are an integral part of these consolidated financial statements.

TRIVASCULAR TECHNOLOGIES, INC.

Consolidated Statements of Comprehensive Loss

	Years ended December 31,
	2012	2013
	(in thousands, except share and per share data)
Revenue	$5,398	$19,508
Cost of goods sold	8,948	11,708

Gross profit	(3,550)	7,800
Operating expenses:
Sales, general and administrative	18,720	38,401
Research and development	12,156	13,294

Total operating expenses	30,876	51,695

Loss from operations	(34,426)	(43,895)
Other income (expense):
Loss on extinguishment of senior notes	(3,081)	—
Interest expense	(4,306)	(6,386)
Interest income and other income (expense), net	(1,324)	172

Loss before income tax expense	(43,137)	(50,109)
Provision for income tax	175	199

Net loss	$(43,312)	$(50,308)

Other comprehensive income:
Change in foreign currency translation adjustment	128	103
Change in unrealized loss on short-term investments	1	—

Other comprehensive income	129	103

Comprehensive loss	$(43,183)	$(50,205)

Net loss per share, basic and diluted	$(101.97)	$(87.42)

Weighted average shares used to compute net loss per share, basic and diluted	424,743	575,482

Pro forma net loss per share, basic and diluted (unaudited)	$(5.89)	$(5.01)

Weighted average shares used to compute pro forma net loss per share, basic and diluted (unaudited)	7,288,307	10,061,881

The accompanying notes are an integral part of these consolidated financial statements.

TRIVASCULAR TECHNOLOGIES, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Stockholders’ Deficit
	Shares	Amount	Shares	Amount
	(in thousands, expect share and per share data)
Balances at January 1, 2012	136,298,168	$140,122	359,225	$4	$6,236	$(66)	$(144,901)	$(138,727)
Issuance of Series D convertible preferred stock at $0.3896 per share for cash in June and October 2012, net of issuance costs of $201	154,465,052	59,978	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	213,659	2	562	—	—	564
Issuance of common stock warrants in connection with term loan	—	—	—	—	499	—	—	499
Vesting of early exercised common stock	—	—	—	—	18	—	—	18
Stock-based compensation expense	—	—	—	—	1,005	—		1,005
Net loss	—	—	—	—	—	—	(43,312)	(43,312)
Change in foreign currency translation adjustment	—	—	—	—	—	128	—	128
Change in unrealized loss on investments	—	—	—	—	—	1	—	1

Balances at December 31, 2012	290,763,220	200,100	572,884	6	8,320	63	(188,213)	(179,824)
Issuance of Series E convertible preferred stock at $0.3896 per share for cash in November 2013, net of issuance costs of $110	102,669,404	39,890	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	7,574	—	56	—	—	56
Vesting of early exercised common stock	—	—	—	—	5	—	—	5
Stock-based compensation expense	—	—	—	—	1,170	—	—	1,170
Net loss	—	—	—	—	—	—	(50,308)	(50,308)
Change in foreign currency translation adjustment	—	—	—	—	—	103	—	103

Balances at December 31, 2013	393,432,624	$239,990	580,458	$6	$9,551	$166	$(238,521)	$(228,798)

The accompanying notes are an integral part of these consolidated financial statements.

TRIVASCULAR TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

	Years ended December 31,
	2012	2013
	(in thousands)
Cash flows from operating activities
Net loss	$(43,312)	$(50,308)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization of property and equipment	1,487	1,000
Amortization of premium on short-term investments, net	4	—
Amortization of debt issuance costs and debt discount	1,163	444
Provision for excess and obsolete inventory	1,797	128
Changes in fair values of warrants and make-whole provision	1,151	(144)
Loss on extinguishment of senior notes	3,081	—
Amortization of intangibles acquired in business combination	142	35
Stock-based compensation expense	1,056	1,291
Non-cash interest expense on notes payable	525	1,211
Changes in assets and liabilities
Accounts receivable	113	(3,033)
Inventories	(717)	892
Prepaid expenses and other current assets	(471)	(1,248)
Accounts payable	216	462
Accrued liabilities and other	(192)	2,354

Net cash used in operating activities	(33,957)	(46,916)

Cash flows from investing activities
Proceeds from sales of short-term investments	869	—
Proceeds from maturity of short-term investments	136	—
Purchase of property and equipment	(175)	(221)
Proceeds from notes receivable from related parties	21	13

Net cash provided by (used in) investing activities	851	(208)

Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	48,650	39,890
Proceeds from bridge notes	11,161	—
Extinguishment of senior notes	(24,055)	—
Proceeds from notes payable, net of issuance costs	38,947	—
Payments for deferred offering costs	—	(118)
Proceeds from issuance of common stock	564	59

Net cash provided by financing activities	75,267	39,831

Effects of exchange rate changes on cash	(9)	8

Net increase (decrease) in cash and cash equivalents	42,152	(7,285)
Cash and cash equivalents
Beginning of year	3,241	45,393

End of year	$45,393	$38,108

Supplemental cash flow information
Interest paid on notes payable	$1,466	$4,720
Cash paid for income taxes	332	168
Significant non-cash transactions
Unpaid deferred offering costs	—	602
Vesting of early exercised stock options	18	5
Issuance of common and preferred stock warrants	478	—
Change in unrealized loss on short-term investments	1	—
Conversion of bridge notes and accrued interest into Series D preferred stock	11,328	—

The accompanying notes are an integral part of these consolidated financial statements.

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company

TriVascular Technologies, Inc. (the “Company”) was incorporated in the state of Delaware in July 2007 and began operations on March 28, 2008. The Company is a medical device company developing and commercializing innovative technologies to significantly advance minimally invasive treatment of abdominal aortic aneurysms (“AAA”). The Ovation System, the Company’s solution for the treatment of AAA through minimally invasive endovascular aortic repair (“EVAR”) is a new stent graft platform, providing an innovative and effective alternative to conventional devices. It is designed specifically to address many of the limitations associated with conventional EVAR devices and expand the pool of patients eligible for EVAR. The Company received CE Mark clearance in August 2010 and began commercial sales of its Ovation System in Europe in September 2010. In October 2012, the Company received approval from the U.S. Food and Drug Administration for the Ovation System for the treatment of AAA.

As a medical device company with little commercial operating history, the Company is subject to all of the risks and expenses associated with a growing company. The Company must, among other things, respond to competitive developments, attract, retain and motivate qualified personnel, and support the expense of developing and marketing new products based on innovative technology.

In the course of its development activities, the Company has sustained significant operating losses. Even if development and marketing efforts are successful, substantial time may pass before significant revenues will be realized, and during this period, the Company will require additional funds, the availability of which cannot be reasonably assured. From inception through December 31, 2013, the Company had an accumulated deficit of $238.5 million and had been unable to generate positive cash flow from operations. The Company has been able to fund its operations to date through the sale of convertible preferred stock and debt financing. The Company’s management plans to expand commercial activities to grow revenues, manage expenses and obtain additional funds through the issuance of stock and additional debt. There can be no assurances that, in the event the Company requires additional financing, such financing will be available on terms which are favorable or at all. Failure to generate sufficient cash flows from operations, raise additional capital and reduce discretionary spending could have a material adverse effect on the Company’s ability to achieve its intended business objectives. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

Business Combination

On March 28, 2008, the Company acquired Boston Scientific Santa Rosa, or BSSR, (formerly known as TriVascular, Inc.), a business unit of Boston Scientific Corporation, a publically held global manufacturer of medical devices. Pursuant to the terms of the Stock Purchase Agreement, the Company purchased BSSR, for approximately $38.0 million, resulting in goodwill of $8.3 million, which is the excess of the purchase price over the identifiable tangible and intangible assets. The goodwill is not deductible for tax purposes. The transaction was accounted for as a business combination under Accounting Standards Codification (“ASC”) 805, “Business Combinations.” These consolidated financial statements include the results of operations for the acquired business from the acquisition date. The identifiable intangible assets consisted of the Company’s brand and the favorable lease. The brand name has been considered to have an indefinite life, and so it is not being amortized while the favorable lease is being amortized over 5 years, the favorable lease term.

2.	Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP). The consolidated financial statements include the Company’s accounts and those of its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Summary of Significant Accounting Policies (Continued)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma stockholders’ deficit information in the accompanying consolidated balance sheet reflects that there are 580,458 shares of our common stock outstanding, and assumes (i) the automatic conversion of all outstanding shares of convertible preferred stock with a carrying value of $240.0 million into 11,601,860 shares of our common stock and (ii) the conversion of outstanding warrants to purchase shares of convertible preferred stock into warrants to purchase shares of common stock and the resultant reclassification of our warrants liability of $1.3 million to additional paid-in capital, a component of stockholders’ equity (deficit). Shares of common stock contemplated to be sold in this initial public offering and related net proceeds are excluded from such pro forma information.

Segment Information

The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single reportable and operating segment structure. The Company and its Chief Executive Officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates.

Revenues by geography are based on the billing address of the customer. The following table sets forth revenue by geographic area (in thousands):

	Years ended December 31,
	2012	2013

United States (U.S.)	$197	$10,623
International	5,201	8,885

Total	$5,398	$19,508

The following table summarizes countries with revenues accounting for more than 10% of the total:

	Years ended December 31,
	2012	2013

Germany	34%	12%
Italy	28%	12%
U.S.	—	54%

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Summary of Significant Accounting Policies (Continued)

Long-lived assets and operating income outside the U.S. are not material; therefore disclosures have been limited to revenue.

Cash and Cash Equivalents and Short-term Investments

Cash and cash equivalents consists of demand deposit accounts and institutional money market funds held in U.S. and foreign banks. Cash equivalents consists of highly liquid investment securities with original maturities at the date of purchase of three months or less to be cash equivalents.

Accounts Receivable

Trade accounts receivable are recorded at the invoice amount and do not include interest. The Company regularly reviews accounts for collectability and establishes an allowance for probable credit losses and writes off uncollectible accounts as necessary. The Company has determined that no reserve was required at December 31, 2012 or 2013. The Company did not have any write-offs relating to uncollectible accounts receivable through December 31, 2013.

Inventories

The Company values inventory at the lower of cost to purchase or manufacture the inventory or the market value for such inventory. Cost is determined using the standard cost method which approximates the first-in first-out method. The Company regularly reviews inventory quantities in consideration of actual loss experiences, projected future demand, and remaining shelf life to record a provision for excess and obsolete inventory when appropriate.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and investments. The majority of the Company’s cash is held by one financial institution in the United States of America in excess of federally insured limits. We maintained investments in money market funds that were not federally insured during the year ended December 31, 2012 and held cash in foreign banks of approximately $0.9 and $0.8 million at December 31, 2012 and 2013 that was not federally insured. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Prior to 2013, the majority of the Company’s revenues had been derived from sales of its products in international markets, principally Europe. In most international markets in which the Company participates, the Company uses distributors to sell its products. The Company performs ongoing credit evaluation of its distributors, does not require collateral, and maintains allowances for potential credit losses on customer accounts when deemed necessary.

As of December 31, 2012 and 2013, one customer accounted for 27% and 18%, respectively, of the Company’s accounts receivable. The same customer accounted for 14% of revenue during the year ended December 31, 2012.

The Company’s products require approval from the U.S. Food and Drug Administration and certain international regulatory agencies prior to commencing commercial sales. There can be no assurance that the Company’s future products will receive all of these required approvals. If the Company is denied such approvals or such approvals are delayed, it may have a material adverse impact on the Company’s results of operations, financial position and liquidity.

The Company is subject to risks common to early-stage medical device companies including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology,

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Summary of Significant Accounting Policies (Continued)

compliance with government regulations, uncertainty of market acceptance of products, product liability and the need to obtain additional financing.

The Company currently conducts all of our manufacturing, development and management activities at a single location in Santa Rosa, California, near known earthquake fault zones. The Company’s finished goods inventory is maintained in its Santa Rosa location and its third-party European distribution center in Belgium.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

The depreciation and amortization periods for the Company’s property and equipment are as follows:

Equipment and software	3 years
Laboratory machinery and equipment	3–5 years
Furniture and fixtures	5 years

Leasehold improvements are amortized over the lesser of their useful lives or the remaining life of the lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the consolidated balance sheet and the resulting gain or loss is reflected in operations in the period realized. Cost of maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized.

Goodwill and Indefinite Lived Intangible Assets

As a result of the BSSR acquisition, the Company has recorded goodwill and intangible assets on the consolidated balance sheets. The Company classifies intangible assets into three categories: (1) goodwill; (2) intangible assets with indefinite lives not subject to amortization; and (3) intangible assets with definite lives subject to amortization.

Goodwill and intangible assets with indefinite lives are not amortized. The Company assesses goodwill and intangible assets with indefinite lives for impairment on an annual basis in the fourth quarter of each year or more frequently if indicators of impairment exist. For the purpose of testing goodwill for impairment, the Company has determined that it has one reporting unit.

The goodwill impairment assessment involves a two-step process. We first assess the book value and market value of the Company to determine if an impairment of goodwill exists by reporting unit. A potential impairment exists if the fair value of the reporting unit is lower than its net book value. The second step of the process is only performed if a potential impairment exists, and it involves comparing the aggregate fair value of the reporting unit’s net assets, other than goodwill, to the fair value of the reporting unit as a whole. Goodwill is considered impaired, and an impairment charge is recorded, if the excess of the fair value of the reporting unit over the fair value of the net assets is less than the carrying value of goodwill. This evaluation requires use of internal business plans that are based on our judgments regarding future economic conditions, product demand and pricing, costs, inflation rates and discount rates, among other factors. These judgments and estimates involve inherent uncertainties, and the measurement of the fair value is dependent on the accuracy of the assumptions used in making the estimates and how those estimates compare to our future operating performance. There was no impairment of goodwill identified through December 31, 2013.

The fair value measurement of purchased intangible assets with indefinite lives involves the estimation of the fair value which is based on management assumptions about expected future cash flows, discount rates, growth rates, estimated costs and other factors which utilize historical data, internal estimates, and, in some

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Summary of Significant Accounting Policies (Continued)

cases, outside data. If the carrying value of the indefinite live intangible asset exceeds management’s estimate of fair value, the asset is impaired, and the Company is required to record an impairment charge which would negatively impact its operating results. There was no impairment of intangible assets with indefinite lives identified through December 31, 2013.

Impairment of Long-Lived Assets

Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets of five years. Long-lived assets, including intangible assets, with definite lives and property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such conditions may include an economic downturn or a change in the assessment of future operations. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset (or asset group) and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the amount that the carrying value of the asset (or asset group) exceeds its fair value. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported as a separate caption at the lower of the carrying amount or fair value less costs to sell. There were no impairment charges, or changes in estimated useful lives recorded through December 31, 2013.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the initial public offering, are capitalized. The deferred offering costs will be offset against our planned initial public offering proceeds upon the closing of the offering. In the event the offering is terminated, all of the deferred offering costs will be expensed within income from operations. There were $0 and $0.7 million of deferred offering costs capitalized as of December 31, 2012 and 2013, respectively, in other assets on the consolidated balance sheets.

Convertible Preferred Stock Warrant Liability

Freestanding warrants related to convertible preferred stock shares that are contingently redeemable are classified as a liability on the Company’s accompanying consolidated balance sheet. The convertible preferred stock warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of interest income and other income (expense), net. The Company will continue to adjust the liability for changes in fair value until the earlier of: (1) the exercise or expiration of the warrants or (2) the completion of a liquidation event, including the completion of an initial public offering, at which time all redeemable convertible preferred stock warrants will be converted into warrants to purchase common stock and the liability will be reclassified to additional paid-in capital.

Revenue

The Company recognizes revenue when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	the sales price is fixed or determinable;

•	collection of the relevant receivable is probable at the time of sale; and

•	delivery has occurred or services have been rendered.

For sales directly to hospitals or medical facilities, the Company recognizes revenue upon completion of a procedure, which is when the product is implanted in a patient, and a valid purchase order has been received. For

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Summary of Significant Accounting Policies (Continued)

distributor sales, the Company recognizes revenue at the time of shipment of product, as this represents the point that the customer has taken ownership and assumed risk of loss. The Company does not offer rights of return or price protection and has no post-delivery obligations. The Company offers rights of exchange in limited circumstances for products with a short shelf life at the time of shipment.

Medical Device Excise Tax

In accordance with the Patient Protection and Affordable Care Act, effective January 1, 2013, the Company began to incur a 2.3% excise tax on sales of medical devices in the U.S. The medical device excise tax is included in operating expenses in the consolidated statements of comprehensive loss for fiscal year 2013.

Research and Development Costs

Research and development, or R&D, costs, including new product development, regulatory compliance and clinical research, are charged to operations as incurred in the consolidated statements of comprehensive loss. Such costs include personnel-related costs, including stock-based compensation, supplies, services, depreciation, allocated facilities and information services, clinical trial and related clinical manufacturing expenses, fees paid to clinical research organizations and investigative sites and other indirect costs.

Advertising

All advertising costs are expensed as incurred and are included in selling, general and administrative in the consolidated statements of comprehensive loss.

Shipping and Handling

Shipping costs incurred, net of costs charged to customers, are included in cost of goods sold in the consolidated statements of comprehensive loss.

Income Taxes

The Company records income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements or income tax returns. In estimating future tax consequences, expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority.

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Summary of Significant Accounting Policies (Continued)

Other Comprehensive Loss

Other comprehensive loss represents all changes in stockholders’ deficit except those resulting from investments or contributions by stockholders. The Company’s other comprehensive loss consists of its net loss and changes in accumulated other comprehensive loss, which represents unrealized losses on short-term investments and foreign currency translation adjustments.

Currency Translation

The Euro is the functional currency of the Company’s wholly owned subsidiaries in Italy and Germany and the Swiss Franc is the functional currency of the Company’s wholly-owned subsidiary in Switzerland. Accordingly, the assets and liabilities of these subsidiaries are translated into United States dollars using the current exchange rate in effect at the balance sheet date and equity accounts are translated into United States dollars using historical rates. Revenues and expenses are translated using the average exchanges rates in effect when the transactions occur. Foreign currency translation adjustments are recorded within accumulated other comprehensive loss, a separate component of stockholders’ deficit, on the consolidated balance sheets. Foreign exchange transaction gains and losses have not been material to the Company’s consolidated financial statements for all periods presented.

Stock-Based Compensation

The Company’s determination of the fair value of stock options on the date of grant utilizes the Black-Scholes option-pricing model, and is impacted by its common stock price as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, expected common stock price volatility over the term of the option awards, as well as the projected employee option exercise behaviors (expected period between stock option vesting date and stock option exercise date), risk-free interest rates and expected dividends.

The fair value is recognized over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period (usually the vesting period) on a straight-line basis. Stock-based compensation expense recognized at fair value includes the impact of estimated forfeitures. The Company estimates future forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as the underlying equity instruments vest. The fair value of options granted to consultants is expensed when vested. The non-employee stock-based compensation expense was not material for all periods presented.

Cash flows resulting from the tax benefits for tax deductions resulting from the exercise of stock options in excess of the compensation expense recorded for those options (excess tax benefits) are classified as cash flows from financing activities in the consolidated statements of cash flows.

Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. For all stock options granted to date, we estimated the expected term and the volatility data based on a study of publicly traded industry peer companies. For purposes of identifying these peer companies, we considered the industry, stage of development, size and financial leverage of potential comparable companies. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Summary of Significant Accounting Policies (Continued)

Net Loss per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares that were outstanding for the period, without consideration for potential common shares. Because the holders of the Company’s convertible preferred stock and its restricted common shares are entitled to participate in dividends and earnings of the Company when dividends are paid on common stock, the Company applies the two-class method in calculating its earnings per share for periods when the Company generates net income. The two-class method requires net income to be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Because the convertible preferred stock and restricted common stock are not contractually obligated to share in the Company’s losses, no such allocation was made for any period presented given the Company’s net losses. Diluted net loss per share is calculated by dividing the net loss by the sum of the weighted-average number of dilutive potential common shares outstanding for the period determined using the treasury-stock method or the as-converted method. Potentially dilutive shares are comprised of convertible preferred stock, convertible preferred stock warrants, common stock warrants, shares purchased with nonrecourse loans and options outstanding under our stock plan. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to our net loss and potentially dilutive shares being anti-dilutive.

The following equity shares were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented (shares for the convertible preferred stock and convertible preferred stock warrants were determined based on the applicable conversion ratio):

	Years ended December 31,
	2012	2013

Convertible preferred stock	9,071,203	11,601,860
Employee stock options	1,384,102	2,113,175
Convertible preferred stock warrants	192,472	192,472
Common stock warrants	426,878	426,878

Total	11,074,655	14,334,385

Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net loss per share were computed to give effect to the conversion of the convertible preferred stock which will automatically be converted into common stock upon the closing of a qualified initial public offering using the as-if converted method into common shares as though the conversion had occurred as of January 1, 2012 or the original date of issuance, if later. The following table summarizes the Company’s unaudited pro forma net loss per share (in thousands except for share and per share data):

	Years ended December 31,
	2012	2013
Numerator
Net loss	$(43,312)	$(50,308)
Add: Pro forma adjustment to reverse the mark-to-market adjustments attributable to the convertible preferred stock warrants	380	(144)

Pro forma net loss	(42,932)	(50,452)

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Summary of Significant Accounting Policies (Continued)

	Years ended December 31,
	2012	2013

Denominator
Weighted average shares used to compute net loss per share, basic and diluted	424,743	575,482
Add: Pro forma adjustments to reflect weighted average effect of conversion of convertible preferred stock	6,863,564	9,486,399

Weighted average shares used to compute pro forma net loss per share, basic and diluted	7,288,307	10,061,881

Pro forma net loss per share, basic and diluted	$(5.89)	$(5.01)

3.	Recent Accounting Pronouncements

In July 2013, the FASB issued an accounting standards update that provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. The guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013, with an option for early adoption. We intend to adopt this guidance at the beginning of our first quarter of fiscal year 2014, and do not believe the adoption of this guidance will have a material impact on our financial position, results of operations or related financial statement disclosures.

4.	Fair Value Measurements

The carrying amount of certain financial instruments, including accounts receivable, accounts payable, and accrued liabilities approximate fair value due to their relatively short maturities.

The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
Level 2	Inputs other than quoted prices that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active;
Level 3	Inputs that are unobservable.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Fair Value Measurements (Continued)

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis at December 31, 2013 by level within the fair value hierarchy (in thousands):

	Assets at Fair Value
	Level 1	Level 2	Level 3	Total
Liabilities
Series C convertible preferred stock warrant liability	$—	$—	$72	$72
Series D convertible preferred stock warrant liability	—	—	1,208	1,208

Total	$—	$—	$1,280	$1,280

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis at December 31, 2012 by level within the fair value hierarchy (in thousands):

	Assets at Fair Value
	Level 1	Level 2	Level 3	Total
Liabilities
Series C convertible preferred stock warrant liability	$—	$—	$87	$87
Series D convertible preferred stock warrant liability	—	—	1,337	1,337

Total	$—	$—	$1,424	$1,424

Based upon Level 2 inputs and the borrowing rates currently available for loans with similar terms, the Company believes that the fair value of its notes payable approximates its carrying value. The fair value of the Company’s Series C and D convertible preferred stock warrant liabilities (described in Notes 9 and 12 below) were based on Level 3 inputs. The Company valued the Series C convertible preferred stock warrant liabilities and the Series D convertible preferred stock warrant liabilities using the Black-Scholes model as well as the residual value approach as described in Note 12.

The Company valued the make-whole provision on its Pinnacle Senior Notes (described in Note 9 below) using a probability weighted cash flows model based on Level 3 inputs.

The table below presents the activity of Level 3 liabilities during the periods indicated (in thousands):

	December 31,
	2012	2013
Derivative / warrant liabilities balance at beginning of year	$484	$1,424
Warrants on issuance of term loans	560	—
Change in value included in interest income and other income (expense), net	380	(144)

Derivative / warrant liabilities balance at end of year	$1,424	$1,280

5.	Balance Sheet Components

Inventories

Inventories consisted of the following (in thousands):

	December 31,
	2012	2013

Raw material	$1,799	$2,394
Work-in-process and sub-assemblies	5,705	1,951
Finished goods	558	2,697

Total	$8,062	$7,042

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Balance Sheet Components (Continued)

Property and equipment

Property and equipment consist of the following (in thousands):

	December 31,
	2012	2013

Laboratory, machinery and equipment	$6,998	$7,024
Equipment and software	2,039	2,150
Leasehold improvements	5,635	5,657
Furniture and fixtures	260	317

	14,932	15,148
Less: Accumulated depreciation and amortization	(12,646)	(13,643)

Total	$2,286	$1,505

Depreciation and amortization expense related to property and equipment amounted to $1.5 million and $1.0 million for the years ended December 31, 2012 and 2013, respectively.

Accrued liabilities and other

Accrued liabilities and other consist of the following on the accompanying consolidated balance sheets (in thousands):

	December 31,
	2012	2013

Accrued compensation and related expenses	$2,361	$4,263
Other accrued expenses	864	1,866

Total	$3,225	$6,129

6.	Goodwill and Intangible Assets

The following table reflects the gross carrying amount and accumulated amortization of the intangible assets on the accompanying consolidated balance sheets (in thousands):

	December 31,
	2012	2013
Brand	$1,182	$1,182
Favorable lease	708	708
Less: Accumulated amortization	(672)	(708)

Net carrying amount	$1,218	$1,182

Amortization expense for the years ended December 31, 2012 and 2013 amounted to $142,000 and $35,000, respectively.

The goodwill on the consolidated balance sheets was $8.3 million for all periods presented.

7.	Related Party Transactions

In April 2010, the Company loaned $150,000 with an annual interest rate of 2.7% to an executive officer. The loan requires annual principal payments in the amount of $37,500. The outstanding balance on the loan was $75,000, and $37,500 at December 31, 2012 and, 2013, respectively. The amount is included in other assets on the accompanying consolidated balance sheets.

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Related Party Transactions (Continued)

In January 2011, the Company entered into a loan agreement with an executive officer in the amount of $705,000 for the exercise of 49,642 stock options. The terms of the note included an annual rate of 1.95% with annual compounding based on a 360 day year, and annual interest only payments beginning in 2012. On January 1, 2013, the interest rate was decreased to 0.87% per annum, with all other terms and provisions the same. The first scheduled interest payment on the note in the amount of $14,000 was converted into principal in February 2012. The note is collateralized by the underlying stock and is 75% nonrecourse. For accounting purposes, the note is accounted for as nonrecourse in its entirety and is considered as a stock option as the substance is similar to the grant of an option. Accordingly, the note and underlying stock are not reflected in the accompanying consolidated financial statements, though it is presented as a stock option in Note 13, Equity Incentive Plan. At December 31, 2012 and 2013, the consolidated balance sheets reflect $13,000, and $6,000, respectively in accrued interest receivable recorded within other assets. Principal payments in the amount of $10,000 are to be made annually beginning at the end of 2014 with the final principal due in January 2018.

In September 2012, the Company entered into loan agreements with three executive officers in the amount of $150,000, $1,086,000 and $218,000 for the exercise of stock options totaling 597,195. The terms of the notes included an annual rate of 0.88% with annual compounding based on a 360 day year, and annual interest only payments beginning in 2013. The notes are due in full on the fifth anniversary of their issuance. The notes are collateralized by the underlying stock and are 50% nonrecourse. For accounting purposes, the notes are considered fully non-recourse with the stock options treated as outstanding, therefore, the notes and related stock are not reflected in the accompanying consolidated financial statements. At December 31, 2012 and 2013, the consolidated balance sheets reflect $4,000 and $3,000 in accrued interest receivable within other assets for all three notes.

8.	Commitments and Contingencies

Operating Leases

The Company leased its corporate facility under a non-cancelable operating sublease from Boston Scientific Corporation, which expired in March 2013. In December 2011, the Company amended its facility lease extending the term of the lease through March 2018. Pursuant to the amendment, effective March 1, 2013, Boston Scientific Corporation assigned its lease on the facility directly to the Company. The Company also has small office leases in its subsidiary locations. Lease expense was $1,006,000 and $1,100,000 for the years ended December 31, 2012 and 2013, respectively. The Company recognizes lease expense on a straight-line basis over the life of the lease. In addition to the lease obligation, the Company pays for common area maintenance and insurance for the facility. The Company also has various office equipment leases for copiers and postage machines.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2013 are as follows (in thousands):

Years Ending	Facility Lease	Other Operating Leases	Total
2014	$1,081	$40	$1,121
2015	1,107	22	1,129
2016	1,133	5	1,138
2017	1,160	—	1,160
2018 and beyond	194	—	194

Total minimum lease payments	$4,675	$67	$4,742

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Commitments and Contingencies (Continued)

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. There have been no contingent liabilities requiring accrual at December 31, 2012 and 2013.

Employment Agreements

The Company enters into employment agreements with its executive officers. The contracts do not have a fixed term and are constructed on an at-will basis. Some of these contracts provide executives with the right to receive certain additional payments and benefits after a change in control, as defined in such agreements.

Indemnification

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to the Company’s technology. The term of these indemnification agreements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future, but have not yet been made.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.

The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. No liability associated with such indemnifications has been recorded to date.

9.	Notes Payable

Capital Royalty Term Loan

On October 12, 2012 the Company executed a Term Loan Agreement with Capital Royalty Partners II L.P. and its affiliate Parallel Investment Opportunities Partners II L.P. (collectively “Capital Royalty”) for up to a $50 million term loan to be used to pay off the Company’s existing Senior Notes (defined below) and to fund operations. The loan may be drawn in two tranches. The first tranche in the amount of $40 million was able to be drawn prior to March 31, 2013 subject to the Company obtaining US regulatory approval of its Ovation stent graft system and closing of the second tranche of the Company’s Series D convertible preferred stock financing. The second tranche in the amount of $10 million may be drawn prior to April 30, 2014 subject to the Company’s achievement of $20.0 million in annualized U.S. revenue measured on a consecutive three month period before April 30, 2014. The loan bears interest at a rate of 14.0%, based upon a year of 360 days and actual days elapsed. Prior to September 30, 2017, the Company may at its election pay the interest as follows: 11.5% per annum paid in cash and 2.5% per annum paid in-kind in the form of additional term loans, or PIK Loans. Payments under the loan are made on a quarterly basis with payment dates fixed at the end of each calendar quarter (“Payment Dates”). The notes are interest-only through the 14th Payment Date (March 31, 2016) following funding if the second tranche is not drawn. In the event the second tranche is drawn the interest-only period is extended through the 16th Payment Date (September 30, 2016) following funding. Following the interest-only period principal payments are made in equal installments at the end of the six subsequent calendar quarters if the second tranche is not drawn and the subsequent eight calendar quarters if the second tranche is drawn. The notes mature on the

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Notes Payable (Continued)

20th Payment Date (September 30, 2017) if the second tranche is not drawn and the 24th Payment Date (September 30, 2018) if the second tranche is drawn. In connection with the loan, the Company paid a loan origination fee of 1% and issued warrants to purchase 167,611 shares of Common Stock at $0.41 per share, as described further in Note 12. The initial fair value of the warrant was $496,000 and resulted in a discount to the notes payable, which is being accreted to interest income and other income (expense), net in the statements of comprehensive loss over the life of the loan.

The notes had a Prepayment Premium of 5% of the aggregate outstanding principal, including PIK Loans, if the loan was prepaid prior to the end of the fourth Payment Date (September 30, 2013). The amount of the Prepayment Premium decreases by 1% during each subsequent 12-month period thereafter.

On October 30, 2012, the Company drew the first Tranche of the term loan. The first Payment Date was December 31, 2012, and the Company elected the paid in-kind interest option, issuing PIK Loans totaling $175,000 in 2012 and $1,028,000 in 2013.

The term loan is collateralized by a first priority security interest on all of the Company’s assets excluding property not assignable without consent by a third party, trademarks that would be invalid by reason of including it in the collateral and 35% of the ownership interest in a foreign subsidiary. The Company may maintain one line of senior financing if such line is collateralized solely by the Company’s accounts receivable, inventory and cash proceeds thereof; the aggregate amount due under such line does not exceed 80% of accounts receivable and the lender and Capital Royalty agree to a mutually acceptable inter-creditor agreement. In addition, the Company has agreed not to sell, assign, transfer, pledge or otherwise encumber its property to another entity without the consent of Capital Royalty, subject to certain exceptions.

The loan and security agreement contains customary representations and warranties, covenants, events of defaults and termination provisions. The affirmative covenants include, among other things, that the Company timely file taxes, maintain good standing and government compliance, achieve minimum annual revenue thresholds, maintain liability and other insurance, and provide security interests to Capital Royalty in the collateral of any subsidiary formed or acquired by the Company in the future. The negative covenants provide, among other things, that without the prior consent of Capital Royalty (subject to certain exceptions), the Company may not dispose of certain assets, engage in certain business combinations or acquisitions, incur additional indebtedness or encumber any of the Company’s property, pay dividends on the Company’s capital stock or make prohibited investments. The loan and security agreement provides that an event of default will occur if, among other triggers, (1) the Company defaults in the payment of any amount payable under the agreement when due, (2) there occurs any circumstance or circumstances that could reasonably be expected to result in a material adverse effect on the Company’s business, operations or condition, or on the Company’s ability to perform its obligations under the agreement, (3) the Company becomes insolvent, (4) the Company undergoes a change in control or (5) the Company breaches any negative covenants or certain affirmative covenants in the agreement or, subject to a cure period, otherwise neglects to perform or observe any material item in the agreement. The repayment of the term loan may be accelerated, at the option of Capital Royalty, following the occurrence of an event of default, which would require the Company to pay to Capital Royalty an amount equal to the sum of: (i) all outstanding principal plus accrued interest, (ii) the final payment, plus (iii) all other sums, that shall have become due and payable but have not been paid, including interest at the default rate with respect to any past due amounts plus the Prepayment Premium.

As of December 31, 2012 and 2013, the Company was in compliance with all of the covenants.

The first measurement date for the minimum annual revenue covenant is April 30, 2014, with subsequent measurement dates at the end of subsequent twelve-month periods. A failure of the covenant in the first two measurement periods can be cured by the Company by raising two times the revenue shortfall in additional equity or in subordinated debt.

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Notes Payable (Continued)

Bridge Notes

On February 2, 2012, the Company issued convertible bridge notes to certain of its convertible preferred stock holders providing the Company with net proceeds of $7.2 million. The bridge notes had a 120 day term after which they were callable on demand by a majority of the holders and accrued interest at 6% per annum. The holders of the bridge notes were entitled to receive convertible preferred stock warrants, initially exercisable for the Company’s Series C convertible preferred stock, equal to 25% of the principal amount of the notes. Upon closing of a Qualified Financing, defined as a financing of not less than $25 million, the notes and accrued interest automatically convert into shares of the equity issued in the Qualified Financing at the purchase price paid by investors for the equity securities of such round. Following a Qualified Financing, the bridge note warrants are exercisable into shares of the equity issued in that financing. On April 24, 2012, the Company amended the February bridge notes to provide additional proceeds of $4.0 million.

In June 2012, the Company entered into a Series D convertible preferred stock Purchase Agreement (“Series D Agreement”) upon closing the Series D financing, the bridge notes and accrued interest, in the amount of $167,000, were converted into shares of Series D convertible preferred stock and the note holders received warrants to purchase 7,161,829 shares of Series D convertible preferred stock at an exercise price of $0.3896 per share (the “Series D Warrants”).

The Company bifurcated the Series D convertible preferred stock warrants from the bridge notes. The Company recorded a $477,000 and $82,200 warrant liability on the dates of issuance and amendment of the bridge notes, respectively, with an offsetting discount on the bridge notes. The warrant liabilities are measured at fair value each reporting period, and are included in the other long-term liabilities line on the accompanying consolidated balance sheets.

The Series D convertible preferred stock warrant liability activity is summarized below (in thousands):

Balance at January 1, 2012	$—
Fair value of Series D convertible preferred stock warrants upon issuance of the Bridge Notes	478
Additional fair value of Series D convertible preferred stock warrants on amendment of the Bridge Notes	82
Change in fair value included in interest income and other income (expense), net	777

Series D convertible preferred stock warrant liability balance at December 31, 2012	1,337
Change in fair value included in interest income and other income (expense), net	(129)

Series D convertible preferred stock warrant liability balance at December 31, 2013	$1,208

The change in fair value of the Series D convertible preferred stock warrants recorded in interest income and other income (expense), net in the consolidated statement of comprehensive loss. The valuation of these warrants is discussed in Note 12.

Pinnacle Senior Notes

On June 30, 2010, the Company executed a Loan and Security Agreement with Pinnacle Ventures, L.L.C. (“Pinnacle”), as agent and the lenders party thereto for up to a $15 million term loan (the “Senior Notes”) to be used in conjunction with its existing cash to fund operations. The loan bore interest at the Prime Rate determined as of the date of the loan (advance) plus seven hundred seventy-five (775) basis points, based upon a year of 360 days and actual days elapsed. For each loan (advance), the Company would first make six (6) equal payments of interest only, thereafter, the Company would make thirty equal payments of principal and interest until the loan is paid in full. In connection with this loan the Company issued warrants to purchase up to 409,090 shares of its

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Notes Payable (Continued)

Series C convertible preferred stock at an exercise price of $1.10 per share, subject to certain exercisability restrictions and warrants to purchase 35,780 shares of Common Stock exercisable at $12.58 per share. Please refer to Note 12 for further information about the warrants.

On May 19, 2011, the Company and Pinnacle entered into Amendment 1 to the Loan and Security Agreement. The amendment increased the amount available to $20 million, and extended the interest only period until June 30, 2013 after which the Company would pay equal interest and principal payments for 18 months at which point the loan would be paid in full. The Company granted Pinnacle a conversion right to convert $5.0 million of the note into Series C convertible preferred stock at a price of $1.10 per share. The conversion right remains in effect until the loan is paid in full. In the event the Company pays off the loan prior to June 30, 2013, Pinnacle will receive a right to purchase up to $5.0 million of Series C convertible preferred stock through June 30, 2013 at a price of $1.10 per share. On May 19, 2011, the Company drew the entire $20 million available under the credit facility (“Senior Notes”). In connection with the draw, the exercisability restrictions of the Series C convertible preferred stock warrants issued under the original loan were satisfied.

The Company bifurcated the convertible preferred stock warrants and embedded derivatives related to make-whole provision from the Senior Notes as required by ASC 815 “Derivatives and Hedging.” The Company recorded the fair value of the Series C convertible preferred stock warrants of $258,000 and the fair value of the make-whole provision of $278,000 on the date of issuance of the Senior Notes as liabilities on the consolidated balance sheet with an offsetting discount of $536,000 to the Senior Notes. The derivative/warrant liabilities are measured at fair value each reporting period.

The following table shows the activity for the Series C warrant liability and the make-whole provision derivative (in thousands):

Balance at January 1, 2012	$484
Settlement of the make-whole provision	(771)
Change in fair value included in interest income and other income (expense), net	374

Balance at December 31, 2012	87
Change in fair value included in interest income and other income (expense), net	(15)

Balance at December 31, 2013	$72

The change in the fair value of the Series C convertible preferred stock warrant liability and the make-whole provision derivative are recorded in interest income and other income (expense), net in the accompanying consolidated statements of comprehensive loss. The valuation of these derivatives is discussed in Note 12.

The total discount on the Senior Notes was amortized over the 44 month life of the Senior Notes, using the effective interest method. Interest expense attributable to discount amortization totaled $151,000 in 2012. The Senior Notes also include a final payment fee equal to 5% of the amount drawn. The final payment fee was being accrued over the life of the loan using the effective interest method. Interest expense attributable to the accrual of the final payment fee totaled $281,000 in 2012.

The Senior Notes were paid in full on October 30, 2012, before the end of the contractual term. In connection with the final payment, the Company recognized a loss on debt extinguishment of $3.1 million in the consolidated statement of comprehensive loss, which included all unamortized discounts and the previously unrecognized portion of the final payment fee.

Boston Scientific Corporation Note Payable

In conjunction with the acquisition of BSSR, the Company issued a promissory note in the amount of $3,487,000 to the prior owners of BSSR as part of the purchase consideration. The note bears an interest rate of

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Notes Payable (Continued)

5.25% per annum and matures on March 28, 2018. The note (along with unpaid accrued interest) is repayable upon the earlier of (a) the date upon which initial public offering is consummated, or (b) the sale of the Company, including liquidation, dissolution or winding up. The Company has the right to prepay the unpaid principal at any time without any premium or prepayment penalty. As of December 31, 2012, the Company included $871,000 of accrued interest in the notes payable line on the accompanying consolidated balance sheets. As of December 31, 2013, this amount was $1,055,000.

As of December 31, 2013, future minimum payments for the notes are as follows (in thousands):

	Boston Scientific Corporation	Term Loans	Total
2014	$—	$4,850	$4,850
2015	—	5,156	5,156
2016	—	26,874	26,874
2017	—	23,309	23,309
2018 and beyond	5,318	—	5,318

Total minimum payments	5,318	60,189	65,507
Less: Amount representing interest	(1,831)	(18,991)	(20,822)

Present value of minimum payments	3,487	41,198	44,685
Less: Unamortized debt discount	(755)	(690)	(1,445)

Notes payable, net	2,732	40,508	43,240
Less: Notes payable, current portion	—	—	—

Non-current portion of notes payable	$2,732	$40,508	$43,240

10.	Convertible Preferred Stock

The Company has authorized 401,334,139 shares of convertible preferred stock, of which 290,763,220 and 393,432,624 shares were issued and outstanding as of December 31, 2012 and 2013, designated in series, with the rights and preferences of each designated series to be determined by the Company’s Board of Directors.

Issuance of Series E Convertible Preferred Stock

In November 2013, the Company entered into the Series E convertible preferred stock purchase agreement with new and existing investors for the sale and issuance of 102,669,404 shares of Series E convertible preferred stock at a price of $0.3896 per share with gross proceeds of approximately $40 million. The Series E convertible preferred stock is pari passu with the Series D convertible preferred stock.

Issuance of Series D Convertible Preferred Stock

In June and October 2012, the Company entered into the Series D convertible preferred stock purchase agreement with new and existing investors for the sale and issuance of up to 155,000,000 shares of Series D convertible preferred stock at a price of $0.3896 per share with gross proceeds of approximately $60 million (inclusive of the bridge notes conversion). The Series D convertible preferred stock purchase agreement provided for the financing to be funded in two tranches, the initial tranche of approximately $35.6 million (inclusive of the bridge notes conversion) closed in June 2012 and the second tranche of $24.6 million closed in October 2012.

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Convertible Preferred Stock (Continued)

A summary of the convertible preferred stock at December 31, 2013 is as follows (in thousands except share and per share data):

Series	Preferred Shares Authorized	Issuance Date	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Preference	Proceeds Net of Issuance Costs
A	64,883,990	March 2008	64,883,990	$1.00	$64,884	$64,885
B	30,505,087	November 2009	30,505,087	1.00	30,505	30,388
C	41,318,181	June 2010 June and	40,909,091	1.10	45,000	44,849
D	161,626,881	October 2012	154,465,052	0.39	60,180	59,978
E	103,000,000	November 2013	102,669,404	0.39	40,000	39,890

Total	401,334,139		393,432,624		$240,569	$239,990

A summary of the convertible preferred stock at December 31, 2012 is as follows (in thousands except share and per share data):

Series	Preferred Shares Authorized	Issuance Date	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Preference	Proceeds Net of Issuance Costs
A	64,883,990	March 2008	64,883,990	$1.00	$64,884	$64,885
B	31,000,000	November 2009	30,505,087	1.00	30,505	30,388
C	47,000,000	June 2010	40,909,091	1.10	45,000	44,849
D	165,000,000	June and October 2012	154,465,052	0.39	60,180	59,978

Total	307,883,990		290,763,220		$200,569	$200,100

Voting Rights

The holders of preferred stock are entitled to vote on all matters on which the common stockholders are entitled to vote. Holders of preferred and common stock vote together as a single class. Each holder of preferred stock is entitled to the number of votes equal to the number of common stock shares into which the shared held by such holder are convertible. Preferred stock also has certain special protective voting rights.

Dividends

The holders of preferred stock are entitled to receive noncumulative dividends, out of any assets legally available, to the same extent and on the same basis and contemporaneously with, cash dividends as declared by the Board of Directors with respect to the common stock equal to amounts that would have been received by the holders of the same number of shares of common stock into which Series A, Series B, Series C, Series D and Series E preferred stock is convertible. No dividends have been declared as of December 31, 2013.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of the Series D and Series E convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of shares of Series A, Series B and Series C convertible preferred stock and common stock an amount per share equal to $0.3896 for each share of Series D or Series E convertible preferred stock (as adjusted for stock splits, stock dividends, combinations or other recapitalizations), plus all declared and unpaid dividends, if any. After Series D and

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Convertible Preferred Stock (Continued)

Series E convertible preferred stock has received its consideration as described in the forgoing, Series A, Series B, and Series C convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of shares of common stock, an amount per share equal to $1.00 for each outstanding share of Series A and Series B convertible preferred stock, and $1.10 for Series C convertible preferred stock (as adjusted for stock splits, stock dividends, combinations or other recapitalizations), plus all declared but unpaid dividends, if any on such share of preferred stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to such holders of the full amounts above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the convertible preferred stock.

Convertible Preferred Stock Participation Rights

After payment of the full preferential amounts to the convertible preferred stockholders, the remaining assets of the Company available for distribution or the remaining consideration received in a liquidation transaction shall be distributed ratably among the holders of the convertible preferred and common stockholders in proportion to the number of shares held by them with the shares of convertible preferred stock being treated as if they had been converted to shares of common stock at the then applicable conversion rate. Notwithstanding the foregoing, the aggregate distributions made to the convertible preferred stockholders shall not exceed four times in the case of Series A convertible preferred stock and three times in the case of Series B, Series C, Series D and Series E convertible preferred stock their respective liquidation preferences, plus any declared but unpaid dividends.

Deemed Liquidation

A merger, acquisition, sale or lease of all or substantially all of the assets of the Company which will result in the Company’s stockholders immediately prior to such transaction not holding at least 50% of the voting power of the surviving, continuing or purchasing entity, shall be deemed to be a liquidation, dissolution or winding up. Upon this event, holders of all shares of Series A, Series B, Series C, Series D and Series E convertible preferred stock shall receive their liquidation preference including any accrued and unpaid dividends as of the liquidation date.

Conversion

The shares of Series A, Series B, Series C, Series D and Series E preferred stock are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain anti-dilution adjustments, such as in the event of a private placement at an offering price below the price of our Series E convertible preferred stock offering. The Series D convertible preferred stock was issued at a price per share lower than the issuance price per share of the Series A, Series B and Series C convertible preferred stock, triggering the anti-dilution adjustment of the conversion ratios into common stock of Series A, Series B and Series C convertible preferred stock. The issuance price triggering the anti-dilution adjustments was reset to the Series D issuance price at the time of the Series D financing and to the Series E issuance price at the time of the Series E financing.

The conversion ratios as of December 31, 2012 and 2013 are as follows:

Series A and B convertible preferred stock	1 to 26.00
Series C convertible preferred stock	1 to 25.64
Series D convertible preferred stock	1 to 40.57
Series E convertible preferred stock	1 to 40.57

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Convertible Preferred Stock (Continued)

Each share of Series A, Series B, Series C, Series D and Series E convertible preferred stock shall be automatically converted into common stock immediately upon (i) earlier of the closing of a firm commitment underwritten public offering in which the public offering aggregate proceeds equals or exceeds $35.0 million, or (ii) the Company’s receipt of written request for such conversion from the holders of at least 60% of the then outstanding shares of convertible preferred stock.

Balance Sheet Presentation

The holders of the outstanding shares of convertible preferred stock have redemption rights in the event of a sale of all or substantially all of the Company’s assets, the merger or consolidation of the Company, or upon the sale of more than 50% of the voting power of the Company. As a result, the holders of these preferred shares could require a change in control that would trigger redemption of shares. Accordingly, all shares of convertible preferred stock have been presented outside of permanent equity on the accompanying consolidated balance sheets for all periods presented.

11.	Common Stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 623,000,000 shares of $0.01 par value common stock. The holders of common stock are entitled to dividends when and if declared by the Board of Directors. There have been no dividends declared to date. The holder of each common share is entitled to one vote.

As of December 31, 2013, the Company has reserved sufficient shares of common stock for issuance upon conversion of preferred stock, exercise of convertible preferred and common stock warrants, and exercise of stock options.

12.	Warrants

Common Stock Warrants

In connection with the acquisition of BSSR in March 2008, the Company issued a warrant to Boston Scientific Scimed to purchase up to 223,487 shares of common stock at $20.29 per share which, pursuant to the terms of the warrant, was subsequently adjusted to $12.98 per share. This warrant expires on the earlier of an initial public offering, a sale of the Company, or March 28, 2028. The fair value of $1,411,000 was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.69%, expected life of 20 years, dividend yield of 0% and expected volatility of 57%. The warrant remains outstanding as of December 31, 2013.

In connection with the Senior Notes, the Company issued warrants to purchase 35,780 shares of common stock at $12.58 per share. The fair value of $325,000 was determined using the Black-Scholes option pricing model with the following assumptions: fair value of underlying securities of $12.58, risk-free interest rate of 2.97%, expected life of 10 years, dividend yield of 0% and expected volatility of 62%. These warrants expire on June 30, 2020. The warrants remain outstanding as of December 31, 2013.

In connection with the Company drawing the first tranche Term Loan on October 12, 2012, the Company issued warrants to purchase 167,611 shares of common stock at $0.41 per share. The fair value of $496,000 was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.97%, expected life of 10 years, dividend yield of 0% and expected volatility of 49.7%. The warrants expire on October 29, 2022 and remain outstanding as of December 31, 2013.

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.	Warrants (Continued)

Convertible Preferred Stock Warrants

In connection with the Senior Notes, the Company issued warrants to purchase up to 409,090 shares of Series C convertible preferred stock at an exercise price of $1.10 per share. These warrants were subject to certain exercisability restrictions related to draw-down activity which were satisfied on May 19, 2011. The warrants’ fair value of $257,000 was determined using the residual approach model with the following assumptions: fair value of underlying securities of $0.92, risk-free interest rate of 3.17%, expected life of 10 years, dividend yield of 0% and expected volatility of 62%. These warrants expire on June 30, 2020. The fair value of the warrants was remeasured at various dates throughout 2012 and 2013 using updated assumptions for the fair value of the underlying securities, the risk-free interest rate, expected life, dividend yield and expected volatility. During 2012 and 2013, the Company recognized changes in fair value of $101,000, and ($15,000) respectively, which were recorded in interest income and other income (expense), net in the accompanying consolidated statements of comprehensive loss. The warrants remain outstanding as of December 31, 2013.

In connection with the conversion of the bridge notes, the Company issued warrants to purchase up to 7,161,829 shares of Series D convertible preferred stock at an exercise price of $0.3896 per share. These warrants expire on February 2, 2019. The warrants’ initial fair value of $477,000 and $82,000 was determined using the residual approach model. The fair value of the warrants was remeasured at various dates throughout 2012 and 2013 using the Black-Scholes option pricing model with updated assumptions for the fair value of underlying securities, the risk-free interest rate, expected life, dividend yield and expected volatility. During 2012 and 2013, the Company recognized changes in fair value of $777,000 and ($128,000) which were recorded in interest income and other income (expense), net in the accompanying consolidated statements of comprehensive loss. The warrants remain outstanding as of December 31, 2013.

The Company determined the fair value of the warrants as of December 31, 2012 and 2013 using the Black-Scholes option pricing model with the following assumptions:

	Years ended December 31,
	2012	2013

Expected term (years)	6.1-7.6	5.5-6.9
Expected volatility	41.30%	42.00%
Risk-free interest rate	1.18%	1.91%
Dividend yield	0%	0%

13.	Equity Incentive Plan

In April 2008, the Company adopted the 2008 Equity Incentive Plan, or the Plan. The Plan provides for the granting of stock options to employees, directors and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options, or ISOs, may be granted only to Company employees. Nonqualified stock options, or NSOs, may be granted to all eligible recipients. As of December 31, 2012 and 2013, there were 1,869,252 and 2,439,624 shares of common stock authorized for issuance under the Plan, respectively.

Options under the Plan may be granted for periods of up to ten years. The exercise price of an ISO shall not be less than 100% of the fair market value of the shares on the date of grant; the exercise price for an NSO granted shall not be less than 100% of the fair market value of the shares on the date of grant and the exercise price of an ISO or an NSO granted to a more than 10% shareholder shall not be less than 110% of the fair market value of the shares on the date of grant. Options become exercisable as determined by the Board of Directors from the grant date. Options expire as determined by the Board of Directors but not more than ten years after the date of grant.

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Equity Incentive Plan (Continued)

In August 2012, the Company’s unvested outstanding options totaling 294,719 shares were repriced to $2.43 per share. The remaining contractual provisions including the term and vesting schedule of the repriced options remained unchanged. The incremental cost of the repriced options was $259,000, with $103,000 and $156,000 being recognized as expense in 2012 and 2013, respectively in the accompanying consolidated statements of comprehensive loss.

Options granted under the Plan include provisions permitting exercise of the option prior to full vesting. Any unvested (but issued) common shares so purchased are subject to repurchase by the Company at the original exercise price of the option upon termination of service. The proceeds initially are recorded as a refundable deposit within accrued liabilities and other and are reclassified into stockholder’s deficit on a ratable basis as the awards vest. The restricted shares issued upon early exercise of stock options are legally issued and outstanding. However, these restricted shares are only deemed outstanding for basic earnings per share computation purposes upon the respective repurchase rights lapsing. During 2012 and 2013, except for the option exercises in connection with stock loans as described in Note 7, no shares were early exercised. As of December 31, 2012 and 2013, early exercised unvested shares were 497 and 0, respectively. As discussed in Note 7, Related Party Transactions, all of the Company’s early exercised stock options totaling 646,837 are included in the following tables.

Activity under the Plan is set forth in the following table:

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Balances at January 1, 2012	91,114	432,287	12.17
Additional shares authorized	1,308,848	—	—
Options granted	(1,185,811)	1,185,811	2.48
Options exercised	—	(213,654)	2.66
Options cancelled	20,337	(20,337)	10.95

Balances at December 31, 2012	234,488	1,384,102	4.28
Additional shares authorized	570,372	—	—
Options granted	(763,907)	763,907	7.42
Options exercised	—	(7,574)	7.77
Options cancelled	27,260	(27,260)	6.59

Balances at December 31, 2013	68,213	2,113,175	$5.37

Vested and expected to vest—December 31, 2013		2,063,533	$5.16

The aggregate intrinsic value of options exercised under the Plan was ($23,000) and ($13,000) for the years ended December 31, 2012 and 2013, respectively determined as of the date of option exercise. The 2008 Stock Option Plan provides for early exercise, therefore all the Company’s outstanding stock options are exercisable subject to certain limitations as described in the Plan.

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Equity Incentive Plan (Continued)

The following table summarizes information about stock options outstanding under the Plan at December 31, 2013:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$2.45-$3.25	1,283,898	8.48	458,008	$2.49	$3,875,000
$5.73	23,234	9.80	—	$5.73	—
$8.52-$8.93	640,152	9.20	115,697	$8.61	241,000
$12.58-$14.20	165,891	7.18	155,430	$13.63	—

Total	2,113,175	8.61	729,135	$5.84	$4,116,000

The following table summarizes information about stock options outstanding under the Plan at December 31, 2012:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$ 2.43	1,111,757	9.42	389,485	$2.43	$316,000
$ 8.52	97,950	5.75	97,950	$8.52	—
$12.58	60,288	7.98	60,255	$12.58	—
$14.20	114,107	7.92	92,101	$14.20	—

Total	1,384,102	8.97	639,791	$6.03	$316,000

Stock-Based Compensation

During the year ended December 31, 2013, the Company granted stock options to employees to purchase 763,907 shares of common stock under the Plan with a weighted-average grant date fair value of $7.30 per share. As of December 31, 2013, there was total unrecognized compensation costs of $3.5 million. These costs are expected to be recognized over a weighted average period of approximately 3.47 years.

The following table sets forth stock-based compensation expense related to options granted to employees for the periods presented (in thousands):

	Years ended December 31,
	2012	2013

Cost of goods sold	$44	$64
Research and development	160	215
Sales, general and administrative	852	1,012

Total	$1,056	$1,291

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Equity Incentive Plan (Continued)

The Company estimated the fair value of stock options using the Black-Scholes option pricing model. The weighted-average grant-date fair value of options granted in 2012 and 2013 was $1.22 and $3.95, respectively. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The outstanding shares of common stock generally vest 25% on the first anniversary of the original grant date, with the balance vesting monthly over the remaining three years. The fair value of the employee stock options was estimated using the following assumptions:

	Years ended December 31,
	2012	2013

Expected term (in years)	5.3	5.4
Expected volatility	61.51%	59.95%
Risk-free interest rate	0.70%	1.24%
Dividend rate	0%	0%

Expected Term. The expected term of stock options represents the weighted-average period that the stock options are expected to remain outstanding. The Company estimated the expected term based on the average expected term used by a peer group of publicly traded medical device companies.

Expected Volatility. Since there has been no public market for the Company’s common stock and lack of company-specific historical volatility, it has determined the share price volatility for options granted based on an analysis of the volatility used by a peer group of publicly traded medical device companies. In evaluating similarity, the Company considers factors such as industry, stage of life cycle and size.

Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for zero-coupon U.S. Treasury notes with remaining terms similar to the expected term of the options.

Dividend Rate. The expected dividend was assumed to be zero as the Company has never paid dividends and has no current plans to do so.

Expected Forfeiture Rate. The Company is required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

Fair Value of Common Stock. The fair value of the shares of common stock underlying the stock options has historically been determined by the Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, amongst other factors. The fair value of the underlying common stock is to be determined by the Board of Directors until such time as the Company’s common stock is listed on an established stock exchange or national market system.

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Income Taxes

Significant components of the Company’s net deferred income tax assets at December 31, 2012 and 2013 are shown below. A valuation allowance has been recorded to offset the net deferred tax asset as of December 31, 2012 and 2013, as the realization of such assets does not meet the more-likely-than-not threshold. The following table shows our net deferred taxes as of December 31, 2012 and 2013 (in thousands):

	December 31,
	2012	2013
Net operating loss carryforwards	$60,090	$79,966
Research and development credits	2,127	2,933
Depreciation and amortization	1,579	1,795
Accruals and reserves	1,172	1,693

Total	64,968	86,387
Valuation allowance	(64,968)	(86,387)

Net deferred tax asset	$—	$—

The components of the provision for income taxes for the years ended December 31, 2012 and 2013 are as follows (in thousands):

	Years ended December 31,
	2012	2013
Current:
Federal	$—	$—
State	3	14
Foreign	172	185

Subtotal	175	199
Deferred:
Federal	$—	$—
State	—	—
Foreign	—	—

Subtotal	—	—

Total provision for income taxes	$175	$199

Due to uncertainties surrounding the realization of deferred tax assets through future taxable income, the Company has provided a full valuation allowance and, therefore, has not recognized any benefits from the net operating losses and other deferred tax assets. The valuation allowance increased $14.5 million and $21.4 million during the years ended December 31, 2012 and 2013, respectively.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of available evidence, the Company believes it is not yet more likely than not that the net deferred tax assets will be realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets for each of the years presented.

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Income Taxes (Continued)

A reconciliation between the statutory federal income tax and the Company’s effective tax rate as a percentage of loss before income taxes is as follows:

	Years ended December 31,
	2012	2013
Statutory tax rate	34.0%	34.0%
State tax rate, net of federal benefit	—	—
Incentive stock option stock compensation	0.5%	(1.0)%
Adjustments to fair value for the warrants	(0.9)%	0.1%
Federal R&D credit	—	0.9%
Other	(0.4)%	0.1%
Change in valuation allowance	(33.6)%	(34.5)%

Effective tax rate	(0.4)%	(0.4)%

As of December 31, 2013, the Company had net operating loss carry-forwards of approximately $209.6 million and $154.0 million available to reduce future taxable income, if any, for Federal and state income tax purposes, respectively. The net operating loss carry forwards begin to expire in 2028.

The Company has not provided for deferred U.S. income taxes on undistributed earnings of our foreign subsidiaries that we intend to reinvest indefinitely outside the United States. Should the Company distribute or be treated under certain U.S. tax rules as having distributed earnings of foreign subsidiaries in the form of dividends or otherwise, the Company may be subject to U.S. income taxes. Due to complexities in tax laws and various assumptions that would have to be made, it is not practicable at this time to estimate the amount of unrecognized deferred U.S. taxes on these earnings.

At December 31, 2013, the Company also had Federal and California research and development credit carry-forwards of approximately $2.2 million and $2.4 million, respectively. The Federal credit carry-forward will begin to expire in 2028 if not utilized. The California credits have no expiration date.

The Federal R&D credit was retroactively reinstated in January 2013. However, FASB ASC 740-10-25-47 and 48 provide that the effect of a change in tax laws or rates, including a retroactive change in an enacted tax rate, is determined and recognized at the date of enactment. Thus, because the Federal R&D credit was not enacted until after December 31, 2012, the related tax benefit was not recorded in the financial statements for December 31, 2012, notwithstanding that the financial statements are issued after the effective date of the change in the tax law. That is, current taxes and deferred tax assets are measured using the enacted tax law and rates as of the balance sheet date. Therefore, no R&D credit has been included for the current year; however, the R&D carryforward from prior years is reflected.

Utilization of the net operating loss carryforward may be subject to a substantial annual limitation due to ownership percentage change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state and foreign provisions. These ownership changes may limit the amount of net operating loss and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders. Since the Company’s formation, the Company has raised capital through the issuance of capital stock on several occasions, which, on its own or combined with the purchasing stockholders’ subsequent disposition of those shares, have resulted in such an ownership change, and could result in an ownership change in the future.

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Income Taxes (Continued)

As of December 31, 2012 and 2013, the unrecognized tax benefit was $1.1 and $1.6 million, respectively, all of which would result in corresponding adjustments to valuation allowance. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows (in thousands):

	Years ended December 31,
	2012	2013
Balance at the beginning of the year	$1,036	$1,145
Additions related to current year tax positions	109	434

Balance at the end of the year	$1,145	$1,579

The Company recognizes interest and/or penalties related to income tax matters as a component of income tax expense. As of December 31, 2013, there were no significant accrued interest and penalties related to uncertain tax positions.

The Company’s primary tax jurisdiction is the United States. The Company’s tax years 2008 through 2012 remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any operating loss or R&D credits carry-forwards. As of December 31, 2013, the earliest tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is 2008 for both Federal and state.

15.	Employee Benefits

The Company has a defined contribution 401(k) plan for employees who are at least 21 years of age. Employees are eligible to participate in the plan beginning on the first day of the calendar month following their date of hire. Under the terms of the plan, employees may make voluntary contributions as a percent of compensation. The Company does not provide a matching contribution program.

16.	Subsequent Events

On January 1, 2014, the Company and Century Medical, Inc. (“CMI”) entered into an exclusive distribution agreement for the Company’s Ovation products in Japan. Under the terms of a Subordinated Loan Agreement (the “Subordinated Loan”) between the Company and CMI, CMI agreed to loan the Company up to $6.0 million. Under this facility, the Company received $4.0 million on January 10, 2014 and, will receive the remaining $2.0 million if trailing twelve-month revenue of $20 million is achieved prior to May 31, 2014 and no material adverse effect has occurred. The note bears 5% annual interest which is payable quarterly in arrears through January 10, 2019, the maturity date of the Subordinated Loan. The Subordinated Loan contains various affirmative and negative covenants and customary events of default, including if a material adverse change occurs with respect to the Company’s business, operations or financial condition, and is subordinated to the Company’s term loan with Capital Royalty. In return for the loan commitment, the Company granted CMI distribution rights to the Ovation and Ovation product lines in Japan, and a right of first negotiation for distribution rights in Japan to future products.

In February and March 2014, the loans to executive officers, described in note 7, were satisfied and extinguished. The April 2010 and September 2012 notes along with accrued interest were repaid in cash resulting in aggregate proceeds of $1,497,435 inclusive of accrued interest of $6,238. The January 2011 note was extinguished with the surrender of the underlying collateral shares to satisfy the loan. The difference between the carrying amount of the loan and the value of the collateral shares will be recorded as a loss on extinguishment of the note and the underlying shares will be kept in treasury.

On February 26, 2014, the Company granted stock options to its employees to purchase an aggregate of 49,300 shares of the Company’s common stock at an exercise price of $12.98 per share.

TRIVASCULAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	Subsequent Events (Continued)

In March 2014, the Company’s board of directors and stockholders approved an amendment to the amended and restated certificate of incorporation effecting a 1-for-40.57 reverse stock split of the Company’s issued and outstanding shares of common stock and the corresponding adjustments to the conversion ratio of the convertible preferred stock. The reverse split was implemented on April 1, 2014. The par value of the common and convertible preferred stock was not adjusted as a result of the reverse stock split. All issued and outstanding share and per share amounts included in the accompanying financial statements have been adjusted to reflect this reverse stock split for all periods presented.

The Company has evaluated subsequent events through March 10, 2014, the date these consolidated financial statements were available for issuance. For the reissuance of these consolidated financial statements, the Company has evaluated subsequent events through April 1, 2014.

17.	Subsequent Events (Unaudited)

Century Medical, Inc. Subordinated Loan

Under the Subordinated Loan Agreement with CMI, the Company was able to elect to draw an additional amount of $2.0 million, at its discretion, upon the achievement of trailing twelve-month revenue of $20 million. The Company notified CMI that it achieved its required milestone based on its performance through February 28, 2014 and received the remaining $2.0 million on March 18, 2014.

2014 Equity Incentive Plan

On April 1, 2014, the Company’s board of directors approved the 2014 Equity Incentive Plan (the “2014 Plan”). The 2014 Plan will become effective in connection with this offering, at which time the Company will cease making awards under the 2008 Plan. Under the 2014 Plan, the Company may grant stock options, stock appreciation rights, restricted stock and restricted stock units to individuals who are then employees, officers, directors or consultants of the Company. A total of 2,750,000 shares of common stock will initially be reserved for issuance under the 2014 Plan. The board of directors also approved the grant of 726,550 options to purchase common stock under the terms of the plan upon pricing of this offering.

Employee Stock Purchase Plan

On April 1, 2014, the Company’s board of directors approved the 2014 Employee Stock Purchase Plan (the “2014 Purchase Plan”). The 2014 Purchase Plan will become effective in connection with this offering. A total of 500,000 shares will be initially reserved for issuance under the ESPP.

THE OVATION PRIME ABDOMINAL STENT GRAFT SYSTEM AND DELIVERY CATHETER

6,500,000 Shares
TRIVASCULAR®
Common Stock
Prospectus
J.P. Morgan
Canaccord Genuity
Credit Suisse
Stifel
, 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC and FINRA registration fees. All of the expenses below will be paid by us.

Item
SEC Registration fee	$14,442
FINRA filing fee	17,319
NASDAQ Global Market listing fee	125,000
Printing and mailing expenses	250,000
Legal fees and expenses	950,000
Accounting fees and expenses	650,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous	188,239

Total	$2,200,000

Item 14. Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. Our amended and restated bylaws to be in effect upon the closing of this offering (Exhibit 3.4 to this registration statement) provide that we will indemnify our directors and officers to the fullest extent permitted by law and require us to advance litigation expenses upon our receipt of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. Our bylaws further provide that rights conferred under such bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Our amended and restated certificate of incorporation to be in effect upon the closing of this offering (Exhibit 3.2 to this registration statement) provides that we shall indemnify our directors and officers to the fullest extent permitted by law. The amended and restated certificate of incorporation also provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the amended and restated certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The amended and restated certificate of incorporation further provides that we are authorized to indemnify our employees or agents in certain circumstances. We also maintain directors’ and officers’ liability insurance.

In addition, we have agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in the amended and restated certificate of incorporation and bylaws. These agreements, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as a director or officer of our company or as a director or officer of our subsidiary, or as a director or officer of any other company or enterprise that the person provides services to at our request.

The underwriting agreement (Exhibit 1.1 to this registration statement) provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

The following is a summary of our transactions since January 1, 2011, involving sales of our securities that were not registered under the Securities Act:

Convertible Preferred Stock Issuances

•

We issued and sold, in two tranches, the first tranche closing in June 2012, and the second one closing in October 2012, an aggregate of 3,807,340 shares our Series D convertible preferred stock to a total of 34 accredited investors at $15.81 per share, for an aggregate purchase price of approximately $60.2 million.

•

We issued and sold, through two closings in November 2013, an aggregate of 2,530,657 shares of our Series E convertible preferred stock to a total of 23 accredited investors at $15.81 per share, for an aggregate purchase price of approximately $40.0 million.

Notes and Warrants

•

In connection with the closing of our Series C financing, in June 2010, we entered into a loan agreement with Pinnacle Ventures, which was subsequently amended in May 2011. Pursuant to this loan agreement, we issued warrants to purchase 35,780 shares of our common stock and up to a total of 15,952 shares of our Series C convertible preferred stock to affiliates of Pinnacle Ventures.

•

We completed a bridge financing with our existing investors, including some of our directors and their affiliated entities, in two closings, in February 2012 and April 2012, through which we issued convertible promissory notes in the aggregate principal amount of $11.2 million and warrants for future equity securities in the amount of 25% of the principal amount of the notes. These promissory notes converted into shares of Series D convertible preferred stock at the initial closing of the Series D convertible preferred stock financing in June 2012, and the warrant became exercisable for shares of Series D convertible preferred stock.

•	In October 2012, we issued warrants to purchase 167,611 shares of our common stock, at an exercise price of $0.41 per common share, to two accredited investors.

Options and Common Stock Issuances Pursuant to Exercise of Options

•

From January 1, 2011 to date, we granted to our directors, officers, employees, consultants and other service providers under the 2008 Plan options to purchase 2,018,644 shares of our common stock at exercise prices ranging from $2.43 to $14.20 per share.

•

From January 1, 2011 to date, we issued to our directors, officers, employees, consultants and other service providers upon the exercise of options under our 2008 Plan 881,464 shares of our common stock at exercise prices ranging from $2.43 to $14.20 per share for total consideration of $2,920,080.

All sales and issuances of our convertible preferred stock, notes and warrants involved only accredited investors, did not involve any general solicitation or advertising and were deemed exempt from registration under Section 4(2) of the Securities Act or Rule 506 promulgated thereunder. All securities granted or issued under our equity incentive plans were granted or issued under Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act. Appropriate legends are affixed to the stock certificates issued in such transactions. Similar legends were imposed in connection with any subsequent sales of any such securities.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or related notes.

Item 17. Undertakings

The registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santa Rosa, State of California, on April 3, 2014.

TRIVASCULAR TECHNOLOGIES, INC.

By:	*
Christopher G. Chavez
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Christopher G. Chavez	President and Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	April 3, 2014

/s/ Michael R. Kramer Michael R. Kramer	Chief Financial Officer (Principal Financial and Accounting Officer)	April 3, 2014

* Michael V. Chobotov, Ph.D.	Chief Technology Officer, Co-founder and Director	April 3, 2014

* Samuel E. Brasch	Director	April 3, 2014

* Ryan D. Drant	Director	April 3, 2014

* Arun Ramamoorthy	Director	April 3, 2014

* Daniel J. Moore	Director	April 3, 2014

* Jake R. Nunn	Director	April 3, 2014

* Douglas A. Roeder	Director	April 3, 2014

* James P. Scopa	Director	April 3, 2014

* James M. Shapiro	Director	April 3, 2014

* Robert W. Thomas	Director	April 3, 2014

*	Pursuant to Power of Attorney

By:	/s/ Michael R. Kramer
Michael R. Kramer
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement

3.1^	Amended and Restated Certificate of Incorporation of TriVascular Technologies, Inc., as amended

3.2	Form of Amended and Restated Certificate of Incorporation of TriVascular Technologies, Inc., to be in effect upon closing of the Registrant’s initial public offering

3.3^	Bylaws of TriVascular Technologies, Inc., as amended

3.4	Form of Amended and Restated Bylaws of TriVascular Technologies, Inc., to be in effect upon closing of the Registrant’s initial public offering

4.1*	Specimen Common Stock Certificate

4.2^	Fourth Amended and Restated Stockholders Agreement by and among the Registrant and the stockholders party thereto

4.3^	Form of Common Stock Warrant held by entities affiliated with Capital Royalty Partners

4.4^	Form of Common Stock Warrant held by entities affiliated with Pinnacle Ventures

4.5^	Form of Series C Convertible Preferred Stock Warrant held by entities affiliated with Pinnacle Ventures

4.6^	Form of Series D Convertible Preferred Stock Warrants

5.1*	Opinion of Arnold & Porter LLP

10.1^	Form of Director and Officer Indemnification Agreement

10.2+^	TriVascular Technologies, Inc. 2008 Equity Incentive Plan and Form of Stock Option Grant Agreement

10.3+^	Form of Early Exercise Stock Purchase Agreement pursuant to 2008 Equity Incentive Plan

10.4+	TriVascular Technologies, Inc. 2014 Employee Stock Purchase Plan

10.5+	TriVascular Technologies, Inc. 2014 Equity Incentive Plan and Forms of Award Agreements

10.6+	Non-Employee Director Compensation Program

10.7+^	Key Employee Change in Control and Severance Payment Plan

10.8^	Lease Agreement, by and among TriVascular, Inc. and Carmel River, LLC, Carlsen Investments, LLC and Rieger Investments, LLC, dated June 16, 2005

10.9^	Consent, Assignment First Amendment to Lease and Non-Disturbance Agreement, by and among Carmel River, LLC, Carlsen Investments, LLC and Rieger Investments, LLC, Boston Scientific Santa Rosa Corp. (formerly known as TriVascular, Inc.), dated March 28, 2008

10.10^	Second Amendment to Lease, by and among Sonoma Airport Properties LLC, TriVascular, Inc. and Boston Scientific Corporation, dated December 2011

10.11#^	Exclusive License Agreement by and between Boston Scientific Santa Rosa Corporation and Boston Scientific Scimed, Inc., dated March 28, 2008

10.12#^	Nonexclusive License Agreement by and between (i) Boston Scientific Scimed, Inc. and Endovascular Technologies, Inc. and (ii) Boston Scientific Santa Rosa Corporation, dated March 28, 2008

10.13#^	Know-How Assignment Agreement by and between Boston Scientific Santa Rosa Corporation and Boston Scientific Scimed, Inc., dated March 28, 2008

10.14^	Term Loan Agreement, by and among TriVascular Technologies, Inc. (formerly known as TV2 Holding Company), TriVascular, Inc. and Capital Royalty Partners II L.P. and Parallel Investment Opportunities Partners II L.P., dated October 12, 2012

Exhibit Number	Description
10.15^	Term Loan Agreement by and between TriVascular, Inc. and Century Medical, Inc., dated January 1, 2014
10.16+^	Amended and Restated Employment Agreement by and between Christopher G. Chavez and the Company, dated February 26, 2014

10.17+^	Employment Offer Letter between the Company and Michael V. Chobotov, dated October 27, 2009, as amended on July 3, 2012

10.18+^	Employment Offer Letter between the Company and Kimberley Elting, dated March 14, 2013

10.19+^	Employment Offer Letter between the Company and Vivek K. Jayaraman, dated October 4, 2009

10.20+^	Employment Offer Letter between the Company and Michael R. Kramer, dated August 29, 2010

10.21+^	Employment Offer Letter between the Company and Lou Molinari, dated April 1, 2008, as amended on December 11, 2009

10.22+^	Employment Offer Letter between the Company and Shari L. O’Quinn (formerly Allen), dated September 2, 2009

10.23+^	Employment Offer Letter between the Company and Robert G. Whirley, dated October 27, 2009

10.24+	Form of Non-Employee Director vesting acceleration addendum pursuant to the 2008 Equity Incentive Plan

21.1^	Subsidiaries of TriVascular Technologies, Inc.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Arnold & Porter LLP (included in Exhibit 5.1)

24.1^	Power of Attorney

*	To be filed by amendment.

#	Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit and filed separately with the Commission.

+	Indicates management contract or compensatory plan.

^	Previously filed.